2003 Annual Report

Opportunities, Execution, Results.

For 125 years Pulitzer has delivered journalistic excellence and thrived as a business by recognizing audience and market OPPORTUNITIES, focusing on EXECUTION of strategies that bring readers and advertisers together, and meeting high expectations to continually improve RESULTS.

PULITZER INC.

Pulitzer Inc. and Subsidiaries

Pulitzer integrates print and Internet capabilities to bring readers and advertisers together in 14 U.S. markets. Through subsidiaries, we publish two major metropolitan dailies – the *St. Louis Post-Dispatch* in St. Louis, Missouri, and the *Arizona Daily Star* in Tucson, Arizona – and, through another subsidiary, Pulitzer Newspapers, Inc. (PNI Group), 12 other dailies in Midwestern and Western markets. In each of our markets, we focus on expanding audience reach and market share by offering readers and advertisers a variety of daily and weekly print and online products, including the Suburban Journals of Greater St. Louis, a group of 38 weekly papers and various niche publications, and, through PNI Group, more than 65 weekly newspapers, shoppers and niche publications. Pulitzer employees continue the tradition of solid journalism and community service established by Joseph Pulitzer when he founded the *St. Louis Post-Dispatch* in 1878.

Financial Highlights Pulitzer Inc. and Subsidiaries

Years Ended December 31	*2003*	*2002*	*% Change*
(In thousands, except per share data)			
Operating Results[1]			
Operating Revenues	$ 422,664	$ 415,960	+1.6
Operating Income	87,193	82,885	+5.2
Income From Continuing Operations	42,177	34,699	+21.6
Financial Position			
Working Capital	$ 214,436	$ 225,548	-4.9
Total Assets	1,309,673	1,287,246	+1.7
Cash and Marketable Securities	176,196	194,394	-9.4
Long-Term Debt	306,000	306,000	—
Stockholders' Equity	851,444	815,218	+4.4
Share Data			
Basic Earnings Per Share			
Income From Continuing Operations	$ 1.97	$ 1.63	+20.9
Average Shares Outstanding	21,404	21,279	+0.6
Diluted Earnings Per Share			
Income From Continuing Operations	$ 1.95	$ 1.62	+20.4
Average Shares Outstanding	21,627	21,447	+0.8
Dividends Paid Per Share	$ 0.72	$ .70	+2.9
Operating Margin			
Operating Income To Revenues	20.6%	19.9%	

[1] Reflects the continuing operations of the Company, which include newspaper publishing and related new-media businesses.

To Our Stockholders

During 2003, we continued to apply the straightforward approach to running our business that has characterized Pulitzer since it was founded 125 years ago: provide outstanding journalism to our readers, focus on proven strategies for revenue growth, keep a sharp eye on costs, and make prudent investments in our future. I am pleased to report that these strategies enabled us to achieve solid results for the year and improved positioning for the future despite a difficult environment for the newspaper publishing industry.



Robert C. Woodworth

President and
Chief Executive Officer

Financial Performance

Reported earnings increased more than 20 percent to $42.2 million, or $1.95 per fully diluted share. Base earnings, which we believe are a more consistent measure of our performance over time, increased nearly 7 percent to $2.01 per fully diluted share. (Base earnings exclude losses from certain non-operating investments – $0.05 per share in 2003 and $0.25 per share in 2002 – and the costs of employment termination inducements for permanently eliminated positions – $0.01 per share in both 2003 and 2002.)

Advertising revenue increased 2.4 percent to $335.1 million, with gains of 2.4 percent in St. Louis and at Pulitzer Newspapers, Inc. (PNI Group), and 1.1 percent at our Tucson newspaper agency. We coupled this revenue growth with continued tight control of expenses; consolidated operating expenses increased only 0.2 percent for the year.

The result was a 5.2 percent increase in operating income and our second consecutive year of increased operating income margins, with gains both in St. Louis and at PNI Group. Pulitzer ended the year in strong financial position, with cash and marketable securities of $176 million.

Operational Achievements

Clearly, our employees rose to the challenge of an uncertain economy and delivered outstanding results during the year. But these results are only part of the story. Even in tough times, Pulitzer is committed to making investments that support our long-term strategies to expand audience reach and deliver results for advertisers. From that perspective, the real story of 2003 is our progress in executing our strategies and strengthening the Company for the future. You can see evidence of this success at all of our businesses.

ST. LOUIS

The St. Louis operations continued to enhance their editorial products and sharpened their focus on meeting the needs of readers. The *Post-Dispatch* expanded its Friday business section and created a new section called "Health & Fitness." Both have generated positive response from readers and advertisers. A redesign initiative at the Suburban Journals produced attractive, dynamic publications with a sharper focus on the local news of greatest interest to their readers.

These improvements have strengthened our market position and made our publications more attractive to advertisers, contributing to an increase in St. Louis local territory revenue of nearly 20 percent in the fourth quarter, and 13.7 percent for the full year.

Upon his retirement in 1907, the first Joseph Pulitzer issued a mandate that still inspires all Pulitzer employees.

"... always fight for progress and reform, never tolerate injustice or corruption, always fight demagogues of all parties, never belong to any party, always oppose privileged classes and public plunderers, never lack sympathy with the poor, always remain devoted to the public welfare, never be satisfied with merely printing news, always be drastically independent, never be afraid to attack wrong, whether by predatory plutocracy or predatory poverty."

STLtoday.com, the leading local Web site in St. Louis, made design and content enhancements that helped to increase weekly page views more than 50 percent during the year. *STLtoday.com* has become an important and productive component of our overall audience reach in St. Louis.

Ownership of distribution plays an important role in the St. Louis strategy. To date, St. Louis Post-Dispatch LLC has acquired routes covering about 70 percent of *Post-Dispatch* distribution. The day-to-day delivery on these routes is the responsibility of STL Distribution Services LLC. This arrangement has significantly improved both delivery efficiency and the level of services readers regularly receive.

In addition, we are now direct billing nearly 100 percent of our core market subscribers, providing us with more direct customer relationships, pricing flexibility, and what we believe is the most accurate database of newspaper subscriber and non-subscriber households in the St. Louis region.

Our investments in St. Louis are paying off: Our St. Louis database, together with the award-winning food section at the *Post-Dispatch*, helped us sign up two of the largest grocery chains in St. Louis for our new direct mail venture. While there will be start-up costs associated with this venture, we expect it to contribute to long-term revenue and profit growth.

PULITZER NEWSPAPERS, INC.

During 2003, PNI Group extended its reach in existing markets by acquiring seven weekly paid publications and starting a bilingual Spanish-English newspaper in Santa Barbara County, California. Our objective is to strengthen our audience reach by surrounding the strong dailies in each of our markets with complementary print and online products that deliver value to both readers and advertisers.

We are realizing the benefits of that reach through cross-selling between publications and up-selling both classified and retail advertising from our print publications to our online sites.

The result, in a difficult economic environment, was advertising revenue increases in eight of the 12 months of 2003 – on top of increased ad revenue in every month of 2002. PNI Group coupled these gains with tight cost control, lowering expenses 0.2 percent for the year and achieving its second consecutive annual gain in operating income margin.

TUCSON

In the Tucson market, the *Arizona Daily Star* achieved its sixth straight year of year-over-year gains in daily circulation. Now, we're focused on turning our strong market position into a greater share of advertising revenue. We are in firm agreement with our partner, Gannett Co., Inc., on our strategic objectives in Tucson, and together we recently hired Michael Jameson as president and CEO of the Tucson agency. Mike brings extensive industry experience and a record of real accomplishment, and we are pleased to have him on board.

Looking Ahead

As we move into 2004, our strategy can be summed up in three words: opportunities, execution and results.

• We start with solid businesses in markets that offer attractive opportunities for growth in revenue and profit.

• We execute strategies to expand our audience reach and improve the results we deliver to advertisers, balancing tight control of costs with prudent investment in our future.

• The results: Growth in revenue and improved margins and earnings – which we believe helped us generate a total

return of nearly 22 percent for stockholders during 2003.

These results reflect the talent and commitment of our employees, as well as the continued support of our Board of Directors. It is the contributions of all of the people of Pulitzer that enable us to deliver performance that compares favorably with our peers, even during difficult economic conditions. By maintaining our focus on the opportunities in our markets and continuing to execute the strategies needed to seize them, we believe we will continue to report strong results for our shareholders in coming years.

Robert C. Woodworth
President and Chief Executive Officer

Message from the Chairman



Michael E. Pulitzer

Chairman

Our Company and its flagship newspaper, the *St. Louis Post-Dispatch*, marked their 125th anniversary in 2003. In conjunction with that milestone, the New York Stock Exchange invited the Company to ring the bell signifying closing of the trading day on December 8, 2003. That ceremony honored not only our admirable record of uninterrupted service to readers and advertisers but also our rich legacy of journalistic excellence. It was, in a real sense, a tribute to the skill and dedication of all of our employees, past and present.

The first Joseph Pulitzer, my grandfather, laid down timeless principles of journalism that still govern decisions in our newsrooms. He was a businessman who understood market leadership and set out to attain it. He also was an innovator who no doubt would be intrigued with today's electronic communications.

Pulitzer has adhered to those founding principles, combining a fervor for journalism with an understanding of the practical business of bringing readers and advertisers together. The Board of Directors sets strategic direction and works closely with management to achieve the appropriate balance between delivering current value and investing in the Company's future. One of the most important contributions the board makes to that process is broad experience from a variety of professional disciplines. In 2003 Richard W. Moore, a partner at the law firm of Meaders, Duckworth & Moore in New York City, was elected to the board, filling the seat held by David E. Moore, who became director emeritus.

The shared goal for the board and management is to have the Company continue to serve readers, advertisers, employees, and shareholders well. To that end, we are committed to furthering the dynamic combination of strong legacy and willingness to innovate that are the foundation of Pulitzer's success.

Michael E. Pulitzer
Chairman


Tucson 11%
PNI Group 25%
St. Louis 64%

2003 Revenue by Business Unit

Tucson: $53.4 million

PNI Group: $118.7 million

St. Louis: $303.9 million

Total: $476.0 million
Including Pulitzer's 50 percent share of the combined revenue of the Arizona Daily Star *and* Tucson Citizen

Opportunities, Execution, Results.

At Pulitzer, we execute proven strategies to grow revenue and expand our advertising market share by providing print and online products that offer compelling content to our readers and deliver results for advertisers. Our approach can be summarized in three words: opportunities . . . execution . . . results.

Opportunities reflect the potential we see in our markets to grow audience, increase share of advertising revenue, expand margins, and increase profits.

Execution reflects our disciplined management approach focused on increasing audience reach by providing the print and online coverage our readers want, leveraging that reach to produce results for advertisers, and maintaining strict discipline on costs while making prudent investments that drive growth.

Results are the products of applying our strategies to our opportunities: greater reach in our markets, increased revenue and advertising market share, and stronger margins.

St. Louis Post-Dispatch
Circulation*
Daily (6-day): 286,619
Sunday: 463,850

Suburban Journals of Greater St. Louis
Distribution*
Combined average weekly distribution:
1.3 million

St. Louis Web Sites
2003 average monthly page views:
23.1 million

Market Information:
Population: 2,698,687
Households: 1,033,655
Total household income:
$67.6 billion

**Circulation amounts are based on internal records of the Company for the twelve-month period ended September 30, 2003.*

St. Louis

In an average week, Pulitzer print products reach nearly 1.5 million adults, or 74 percent of adult readers in St. Louis. *STLtoday.com* reaches 35 percent of St. Louis' online adults each month. Providing our advertisers with efficient and effective access to this audience enables us to increase our share of the advertising dollars spent in the market.

OBJECTIVES

Revamp editorial sections at the *Post-Dispatch*, and refocus *STLtoday.com* to make it a more integral part of our St. Louis reach. Redesign the Suburban Journals to better focus on community news.

Expand our ownership of distribution routes to enable us to efficiently reach our advertisers' precise target audiences and offer the most accurate subscriber and non-subscriber database in the market; leverage this database to support other businesses, such as direct mail.

Focus on growing local territory revenue and expanding active advertisers by providing our advertisers with a one-stop opportunity to buy any combination of *Post-Dispatch*, Suburban Journal, and *STLtoday.com* advertising that best reaches their desired audiences.

ACHIEVEMENTS

Created new *Post-Dispatch* food and health-and-fitness sections and expanded business sections, which have drawn new readers and advertisers.

Increased weekly page views at *STLtoday.com* by 54 percent during the year, rising to more than 7 million page views per week.

Comprehensive redesign of Suburban Journal papers has increased readability and is driving growth in page count.

Purchased several single-copy distribution routes in 2003 and now own routes covering about 70 percent of *Post-Dispatch* distribution.

Grew local territory revenue – the revenue category over which we have most direct control – by 20 percent in the fourth quarter and 13.7 percent for the year.

New Media, New Advertisers

Across Pulitzer's properties, we are finding new ways to make our online businesses an integral part of our audience reach. An example in St. Louis is Auction Express, where an innovative combination of print and online capabilities attracted 299 new advertisers and more than half a million dollars in incremental advertising revenue.

The special Auction Express event harnessed the excitement of online bidding. STLtoday.com *provided the Internet component, the* St. Louis Post-Dispatch *delivered the auction catalog, local businesses supplied the merchandise, and readers got caught up in the potential for exceptional savings.*

Advertisers, many of whom had never advertised in the Post-Dispatch *before, supplied more than 3,300 products and services, from movie passes and mattresses to costume jewelry and closet designs. They bought space in the auction catalog and generated additional advertising credits in the* Post-Dispatch *based on auction sale prices.*

Bidding was brisk, response from readers and advertisers was enthusiastic, and planning is underway for another auction in spring 2004.

Daily Newspapers
Total circulation*
Daily: 187,952
Sunday: 204,915

Combined PNI Group Web Sites
2003 average monthly page views: 7.4 million

Market Information:
Population: 1,865,030
Households: 617,824
Total household income: $40.3 billion

**Circulation amounts based on ABC Publisher's Statement for the six-month period ended September 30, 2003, except for* The Daily News, *Rhinelander, Wisc., which is based on internal records of the Company. For Coos Bay, Ore., Sunday circulation represents the weekend edition of* The World, *which is published on Saturdays.*

Pulitzer Newspapers Inc. (PNI Group)

The primary responsibility for each of PNI Group's newspapers rests with its publisher. Our publishers are asked to make a difference in their markets through in-depth news coverage and leadership within their communities while meeting high expectations for achievement and performance. Since we strongly believe that the publisher is in the best position to make decisions that affect his or her market, decentralization and local autonomy are important parts of our strategy within the broad framework of our five strategic priorities.

OBJECTIVES

PNI Group publishers share five strategic priorities:

- Grow advertising revenue and market share
- Grow circulation
- Build leading e-media franchises
- Collaborate and share best practices across all PNI Group properties
- Increase margins and profit

ACHIEVEMENTS

Acquired seven paid weekly publications near Coos Bay, Oregon; Napa, California; Provo, Utah and Rhinelander, Wisconsin. Started a bilingual Latino newspaper in Santa Maria, California.

With experience gained in previous PNI Group acquisitions, quickly integrated the new publications and made them net contributors to operating income.

Achieved increased revenue in eight of the 12 months of 2003 and grew total revenue by $1.3 million over 2002.

Total PNI Group circulation increased in 2003.

Now up-sell print classified to online in all of our markets, and up-sell print retail to online in 11 markets.

Increased operating income margin by one point in 2003.

Arizona Daily Star
Circulation*
Daily (6-day): 103,844
Sunday: 170,669

Combined Tucson Web Sites
2003 average monthly page views: 6.6 million

Market Information:
Population: 843,874
Households: 356,492
Total household income: $20.2 billion

**Circulation amounts are based on internal records of the Company for the 52-week period ended December 31, 2003.*

Tucson

With the editorial excellence of the *Arizona Daily Star* continuing to drive circulation and garner journalism prizes, we and Gannett Co., Inc., our partner in the Tucson newspaper agency, TNI Partners, are making growth in revenue and market share high priorities.

OBJECTIVES

Continue to improve editorial product, meeting reader needs for daily news and for in-depth reports on important community issues.

Under new TNI President and CEO Michael Jameson, focus on achieving strategic priorities: growth in advertising market share, profit, combined circulation and household penetration, and e-media audience and revenue.

ACHIEVEMENTS

Increased daily circulation 0.8 percent in 2003, the sixth consecutive year of growth.

Total e-media page views were up 15 percent to nearly 80 million in 2003.

E-media revenue increased nearly 60 percent in 2003, and the TNI e-media businesses were profitable.

Market Information Sources: Data for St. Louis and Tucson metropolitan statistical areas and for PNI Group markets: Claritas 2003. St. Louis and Tucson population: U.S. Census

Strategic Acquisitions

In keeping with Pulitzer's emphasis on extending audience reach, PNI Group has developed expertise in making acquisitions and developing new products to increase market share and add revenues.

Acquisitions are expected to meet three essential criteria: strengthen market coverage, quickly make a financial contribution, and have real potential for growth. A well-practiced integration process starts as soon as the transaction is completed, and publishers are encouraged to tap experience in other markets to quickly realize opportunities for incremental revenues and cost savings. As a result, almost half of PNI Group's 2003 increase in cash flow came from recently added publications.

PNI Group is also good at starting new publications when that is the best way to meet market needs. An example is El Tiempo Semanario De La Costa Central, *introduced in December 2003 to serve Santa Maria, California's substantial Latino community.* El Tiempo *is PNI Group's second Spanish-language paper; the other,* Las Noticias del Valle *in Kings and Fresno counties, California, has proven so popular that in early 2003 it was expanded from a bi-weekly to a weekly publication.*

Eleven-Year Financial Summary Pulitzer Inc. and Subsidiaries

Years ended December 31[1]	2003	2002	2001
(In thousands, except per share data)			
Operating revenues – net	$ 422,664	$ 415,960	$ 413,506
Operating expenses:			
Payroll, newsprint, and other	332,400	332,100	347,111
Stock option cash-out and bonuses[2]	—	—	—
St. Louis Agency adjustment	—	—	—
Depreciation and amortization	19,135	18,719	40,508
Total operating expenses	351,535	350,819	387,619
Equity in earnings of Tucson newspaper partnership	16,064	17,744	17,504
Operating income	87,193	82,885	43,391
Interest income[3]	3,687	4,235	7,573
Interest expense	(20,395)	(20,593)	(24,609)
Net gain (loss) on marketable securities and investments	(1,288)	(7,991)	(5,005)
Net other income (expense)[4]	74	132	(204)
Income from continuing operations before provision for income taxes and cumulative effects of changes in accounting principles	69,271	58,668	21,146
Provision for income taxes	25,306	22,371	8,021
Minority interest in net earnings of subsidiary	1,788	1,598	839
Income from continuing operations before cumulative effects of changes in accounting principles	42,177	34,699	12,286
Discontinued operations, net of tax[5]	—	—	(1,624)
Cumulative effects of changes in accounting principles, net of tax[6]	—	—	—
Net income (loss)	$ 42,177	$ 34,699	$ 10,662
Per Share[7]			
Basic Earnings per Share of Stock:			
Continuing operations before cumulative effects of changes in accounting principles	$ 1.97	$ 1.63	$ 0.58
Discontinued operations	—	—	(0.08)
Cumulative effects of changes in accounting principles	—	—	—
Earnings per share	$ 1.97	$ 1.63	$ 0.50
Weighted average number of shares outstanding	21,404	21,279	21,192
Diluted Earnings per Share of Stock:			
Continuing operations before cumulative effects of changes in accounting principles	$ 1.95	$ 1.62	$ 0.58
Discontinued operations	—	—	(0.08)
Cumulative effects of changes in accounting principles	—	—	—
Earnings per share	$ 1.95	$ 1.62	$ 0.50
Weighted average number of shares outstanding	21,627	21,447	21,364
Dividends per share of common stock and Class B common stock	$ 0.72	$ 0.70	$ 0.68
Other Data			
Working capital	214,436	225,548	221,002
Total assets	1,309,673	1,287,246	1,288,763
Stockholders' equity	851,444	815,218	797,217

Notes:

1 The 2000 fiscal year included a partial year of operations for St. Louis Post-Dispatch LLC under the new joint venture agreement beginning on May 1, 2000. Also in 2000, a partial year of operations for *The Pantagraph* and the Suburban Journals of Greater St. Louis was included following their acquisitions on January 11, 2000, and August 10, 2000, respectively. The 1996 fiscal year included a partial year of operation of Scripps League Newspapers, Inc. (subsequently renamed Pulitzer Newspapers, Inc.) following its acquisition on July 1, 1996. The 2000 and 1995 fiscal years contained 53 weeks; all other years contained 52 weeks.

2 In 1999, the Company recorded expense of $26.7 million representing the cost of stock option cash-outs and bonuses paid to publishing employees in connection with the merger of the Company's Broadcasting Business with and into Hearst-Argyle Television, Inc. (the "Merger"). On an after-tax basis, this expense reduced net income by $15.5 million, or $0.68 per share.

3 The 1999 increase in interest income reflected the inflow of approximately $429 million of net cash in connection with the Merger.

2000	1999	1998	1997	1996	1995	1994	1993
$ 397,159	$324,256	$311,761	$298,909	$255,830	$219,866	$259,053	$248,221
317,908	260,952	256,222	245,614	225,158	201,248	229,514	227,294
—	26,685	—	—	—	—	—	—
9,363	25,029	20,729	19,450	13,972	12,502	14,706	10,660
31,985	15,462	13,359	12,469	8,347	4,307	6,128	6,938
359,256	328,128	290,310	277,533	247,477	218,057	250,348	244,892
22,487	21,965	20,935	20,355	18,397	18,025	17,004	15,658
60,390	18,093	42,386	41,731	26,750	19,834	25,709	18,987
19,017	25,372	4,967	4,391	4,509	5,196	1,966	1,085
(16,537)	—	—	—	—	—	—	—
(3,925)	(111)	1,322	58	(4,931)	(1,574)	—	—
(109)	(189)	(69)	(2)	20	148	2,236	12
58,836	43,165	48,606	46,178	26,348	23,604	29,911	20,084
23,389	18,061	20,709	19,736	11,174	9,149	11,204	7,884
849	—	—	—	—	—	—	—
34,598	25,104	27,897	26,442	15,174	14,455	18,707	12,200
304	(23,596)	48,387	39,586	42,326	34,867	21,203	11,185
—	—	—	—	—	—	(719)	(72)
$ 34,902	$ 1,508	$ 76,284	$ 66,028	$ 57,500	$ 49,322	$ 39,191	$ 23,313
$ 1.59	$ 1.11	$ 1.25	$ 1.20	$ 0.69	$ 0.66	$ 0.86	$ 0.60
0.01	(1.04)	2.16	1.79	1.93	1.60	0.98	0.55
—	—	—	—	—	—	(0.03)	—
$ 1.60	$ 0.07	$ 3.41	$ 2.99	$ 2.62	$ 2.26	$ 1.81	$ 1.15
21,757	22,578	22,381	22,110	21,926	21,800	21,655	20,371
$ 1.59	$ 1.11	$ 1.22	$ 1.18	$ 0.68	$ 0.65	$ 0.86	$ 0.59
0.01	(1.04)	2.13	1.76	1.90	1.58	0.97	0.54
—	—	—	—	—	—	(0.03)	—
$ 1.60	$ 0.07	$ 3.35	$ 2.94	$ 2.58	$ 2.23	$ 1.80	$ 1.13
21,786	22,601	22,753	22,452	22,273	22,097	21,822	20,609
$ 0.64	$ 0.45	$ 0.75	$ 0.52	$ 0.46	$ 0.41	$ 0.35	$ 0.32
218,619	595,530	124,675	75,830	78,927	112,990	82,412	52,765
1,282,773	979,374	546,393	464,311	398,416	333,641	293,868	248,930
799,601	813,200	385,357	310,777	249,937	198,771	155,019	122,143

4 In 1994, on an after-tax basis, the gain on the sale of a newspaper property added $1.9 million ($0.05 per share) to net income.

5 The results of the Broadcasting Business owned by Pulitzer Publishing Company prior to the Merger have been reported as discontinued operations.

6 In 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits." In 1993, the Company adopted the provisions of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which recalculated deferred income taxes at the lower 34 percent federal statutory rate as opposed to the higher tax rates that were in effect when the deferred income taxes originated.

7 Shares outstanding, dividends per share and earnings per share have been adjusted as necessary to reflect a 33 1/3 percent stock dividend in 1996, a 25 percent stock dividend in 1995 and a 10 percent stock dividend in 1993. In addition, share and per share amounts reflect the issuance of 1.35 million shares of common stock in a public offering in July 1993.

Journalistic Excellence

Founder Joseph Pulitzer made journalistic excellence a core principle of the St. Louis-Post Dispatch *and* Pulitzer Inc.*, and Pulitzer newsrooms remain focused on serving readers' needs.*

In December, the Post-Dispatch *celebrated the 125th anniversary of its founding with a 100-page news and advertising special section that highlighted the history of St. Louis as reported by the* Post-Dispatch *for the past century and a quarter.*

The tradition of community service continued in 2003, as the Missouri legislature responded to a Post-Dispatch *investigation by enacting laws that for the first time impose strict rules and punishment on nursing homes that neglect or abuse residents.*

In Tucson, an Arizona Daily Star *investigation examined newly discovered records of an unsolved bombing 35 years ago in Tucson and readers learned, for the first time, how J. Edgar Hoover's FBI cut short its investigation of a key suspect – one of its own agents.*

At PNI Group, coverage reflected the diversity of Pulitzer's markets, with stories ranging from The Garden Island *in Kauai's series on Hawaii's rare native plants to innovations in the mechanization of raisin harvesting, an-award winning series for* The Selma Enterprise*, part of PNI Group's Hanford, California, newspaper family.*

Pulitzer Properties

ST. LOUIS OPERATIONS

St. Louis Post-Dispatch LLC
Terrance C.Z. Egger, President

St. Louis Post-Dispatch
St. Louis, Missouri
www.stltoday.com
Terrance C.Z. Egger, Publisher

STLtoday.com
St. Louis, Missouri
Terrie L. Robbins, General Manager

Suburban Journals of Greater St. Louis LLC, St. Louis, Missouri
Joe Pepe, President

STL Distribution Services LLC
St. Louis, Missouri
Dell Campbell, President

PULITZER NEWSPAPERS, INC.

Mark G. Contreras,
Senior Vice President

The Pantagraph
Bloomington, Illinois
www.pantagraph.com
Henry Bird, Publisher

The Daily Herald
Provo, Utah
www.harktheherald.com
Albert J. Manzi, Publisher

Napa Valley Register
Napa, California
www.napanews.com
Mario van Dongen, Publisher

The World
Coos Bay, Oregon
www.theworldlink.com
Gregory L. Stevens, Publisher



Coos Bay, OR
Rhinelander, WI
Dekalb, IL
Napa, CA
Provo, UT
Bloomington, IL
St. Louis, MO
Hanford, CA
Park Hills, MO
Santa Maria, CA
Lihue, HI
Lompoc, CA
Flagstaff, AZ
Tucson, AZ

Pulitzer Central Coast Newspapers

Santa Maria Times
Santa Maria, California
www.santamaria.townnews.com

The Lompoc Record
Lompoc, California
www.lompocrecord.com
Cynthia A. Schur, Publisher

The Sentinel
Hanford, California
www.newzcentral.com
Randall L. Rickman, Publisher

Arizona Daily Sun
Flagstaff, Arizona
www.azdailysun.com
Don G. Rowley, Publisher

Daily Chronicle
DeKalb, Illinois
www.dekalb-chronicle.com
Christopher P. Doyle, Publisher

Daily Journal
Park Hills, Missouri
www.mydjconnection.com
R. James York, Publisher

The Garden Island
Lihue, Hawaii
www.kauaiworld.com
Shanna Pollard, Publisher

The Daily News
Rhinelander, Wisconsin
www.rhinelanderdailynews.com
Jay E. Anderle, Publisher

TUCSON OPERATIONS

Arizona Daily Star
Tucson, Arizona
Jane Amari,
Publisher and Executive Editor
www.azstarnet.com,
www.dailystar.com

TNI Partners*,
Tucson, Arizona
Michael Jameson,
President

*TNI Partners is an agency partnership owned equally by Pulitzer and Gannett Co., Inc.

Corporate Directory

Board of Directors

Michael E. Pulitzer
Chairman of the Board

Robert C. Woodworth
President and Chief Executive Officer

William Bush
Partner
Fulbright & Jaworski L.L.P.

Susan T. Congalton
Chairman and Chief Executive Officer
California Amforge Corporation

Ken J. Elkins
Consultant

Alice B. Hayes
President Emerita
University of San Diego

David E. Moore
Director Emeritus

Richard W. Moore
Partner
Meaders, Duckworth and Moore

Emily Rauh Pulitzer
Art Historian

Ronald H. Ridgway
Retired
Pulitzer Inc.

James M. Snowden, Jr.
Executive Vice President
Huntleigh Securities Corporation

Board Committees

Audit Committee
Susan T. Congalton
Ken J. Elkins
Alice B. Hayes
Chairperson

Compensation Committee
William Bush
Chairperson
Ken J. Elkins
Michael E. Pulitzer
James M. Snowden, Jr.
Robert C. Woodworth

Executive Committee
Emily Rauh Pulitzer
Michael E. Pulitzer
Chairperson
Ronald H. Ridgway
Robert C. Woodworth

Finance Committee
Ronald H. Ridgway
Robert C. Woodworth
Chairperson
Terrance C.Z. Egger
Advisory Member
Alan G. Silverglat
Advisory Member

Governance Committee
William Bush
Chairperson
Susan T. Congalton
Richard W. Moore
Michael E. Pulitzer
James M. Snowden, Jr.
Robert C. Woodworth

Planning Committee
William Bush
Susan T. Congalton
Ken J. Elkins
Alice B. Hayes
Richard W. Moore
Emily Rauh Pulitzer
Michael E. Pulitzer
Chairperson
Ronald H. Ridgway
James M. Snowden, Jr.
Robert C. Woodworth
Terrance C.Z. Egger
Advisory Member
Alan G. Silverglat
Advisory Member

Nominating Committee
William Bush
Emily Rauh Pulitzer
Michael E. Pulitzer
James M. Snowden, Jr.

Officers

Robert C. Woodworth
President and Chief Executive Officer

Mark G. Contreras
Senior Vice President

Terrance C.Z. Egger
Senior Vice President

Alan G. Silverglat
Senior Vice President - Finance and Chief Financial Officer

Matthew G. Kraner
Vice President

Jon H. Holt
Treasurer and Assistant Secretary

James V. Maloney
Secretary

Jan P. Pallares
Corporate Controller

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 28, 2003 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___________ to ___________

Commission File Number 1-9329

PULITZER INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**43-1819711** (I.R.S. Employer Identification Number)

900 North Tucker Boulevard,
St. Louis, Missouri 63101
(Address of principal executive offices)

(314) 340-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: Common Stock, par value $.01 per share — New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes _√_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _√_

Indicate by checkmark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes _√_ No ___

The aggregate market value of the voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $457,951,666.

The number of shares of Common Stock, $.01 par value, and Class B Common Stock, $.01 par value, outstanding as of February 27, 2004, was 9,816,310 and 11,736,592, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be used in connection with its Annual Meeting of Stockholders to be held on April 27, 2004, are incorporated by reference into Part III of this Report.

The registrant's fiscal year ends on the last Sunday of the calendar year. For 2003, the Company's fiscal year began on December 30, 2002 and ended on December 28, 2003. In 2003, 2002 and 2001, the fourth quarter was 13 weeks and the year was 52 weeks. For ease of presentation, the Company has presented December 31 as the year-end. Except as otherwise stated, the information in this Report on Form 10-K is as of December 28, 2003.

ITEM 1. BUSINESS.

Introduction

Pulitzer Inc. (together with its subsidiaries and affiliated entities, the "Company") is a newspaper publishing company with integrated Internet operations in 14 United States markets, the largest of which is St. Louis, Missouri. For fiscal 2003, the Company's St. Louis operations contributed approximately 72 percent of reported revenue.

Pulitzer Inc. is the successor to the company founded by the first Joseph Pulitzer in 1878 to publish the original *St. Louis Post-Dispatch* (the *"Post-Dispatch"*). The Company and its predecessors have operated continuously since 1878 with the involvement of the Pulitzer family. Michael E. Pulitzer, a grandson of the founder, currently serves as Chairman of the Board of the Company.

The Company's newspaper holdings include operations in St. Louis, Missouri, where its subsidiary, St. Louis Post-Dispatch LLC ("PD LLC"), publishes the *Post-Dispatch,* the only major daily newspaper serving the greater St. Louis metropolitan area, and in Tucson, Arizona, where its subsidiary, Star Publishing Company ("Star Publishing"), publishes the *Arizona Daily Star* (the *"Star"*). In Tucson, Star Publishing shares, on an equal basis, the combined results of the *Star* and the *Tucson Citizen* (the *"Citizen"*), published by the Gannett Co., Inc. ("Gannett").

The St. Louis newspaper operations include the Suburban Journals (the "Suburban Journals"), acquired by Suburban Journals of Greater St. Louis LLC in August 2000. The Suburban Journals are a group of 38 weekly papers and various niche publications that focus on providing local news and editorial content to the communities that they serve and have a combined average weekly distribution of 1.3 million.

As a result of the May 1, 2000, transaction that created PD LLC, PD LLC operates the *Post-Dispatch.* Pulitzer Inc. and one of its subsidiaries hold a 95 percent interest in the results of PD LLC operations. Prior to May 1, 2000, Pulitzer Inc. shared the operating profits and losses of the *Post-Dispatch* on a 50-50 basis with The Herald Company, Inc. ("Herald"). See — Agency Agreements.

Pulitzer Inc.'s wholly owned subsidiary, Pulitzer Newspapers, Inc. ("PNI"), and its subsidiaries (collectively, the "PNI Group") publish 12 dailies that serve markets in the Midwest, Southwest and West, as well as more than 65 weekly newspapers, shoppers and niche publications. The PNI Group's 12 daily newspapers had a combined average daily circulation of approximately 188,000 at the date of the most recent ABC published statements.

During 2003 the PNI Group acquired several weekly newspapers and specialty publications (in separate transactions), that complement its daily newspapers in several markets, principally in Napa, California; Provo, Utah; Coos Bay, Oregon; and Rhinelander, Wisconsin. The PNI Group also acquired several weekly newspapers (in separate transactions) in 2002 and 2001. The 2003, 2002, and 2001 acquisitions are collectively referred to as the "PNI Acquisitions." In January 2001, the PNI Group acquired, in an asset purchase, *The Lompoc Record,* a daily newspaper located in Lompoc, California. In 2001, the PNI Group sold its daily newspaper located in Troy, Ohio, and its weekly newspaper property in Petaluma, California (collectively, the "Sale Transactions"). The operating results of the newspapers divested in the Sale Transactions are presented as discontinued operations in the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Initial Capitalization

Pulitzer Inc. was capitalized on March 18, 1999, with approximately $550 million in cash and all the other assets (other than broadcast assets) of Pulitzer Publishing Company ("Old Pulitzer") as a result of the Spin-off (as defined below) and, through its subsidiaries and affiliated entities, is now operating the principal newspaper publishing and related new-media businesses formerly operated by Old Pulitzer (including subsidiaries) and certain other newspapers acquired since the Broadcast Transaction (as defined below). Pulitzer Inc. was organized as a corporation in 1998 and, prior to the Spin-off, was a wholly owned subsidiary

of Old Pulitzer. Prior to the Broadcast Transaction, Old Pulitzer was engaged in newspaper publishing and television and radio broadcasting.

Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of May 25, 1998 (the "Merger Agreement"), by and among Old Pulitzer, Pulitzer Inc. and Hearst-Argyle Television, Inc. ("Hearst-Argyle"), on March 18, 1999, Hearst-Argyle acquired, through the merger (the "Merger") of Old Pulitzer with and into Hearst-Argyle, Old Pulitzer's television and radio broadcasting operations (collectively, the "Broadcasting Business") in exchange for the issuance to Old Pulitzer's stockholders of 37,096,774 shares of Hearst-Argyle's Series A common stock. Old Pulitzer's Broadcasting Business consisted of nine network-affiliated television stations and five radio stations owned and operated by Pulitzer Broadcasting Company and its wholly owned subsidiaries. Prior to the Merger, Old Pulitzer's newspaper publishing and related new media businesses were contributed to the Company in a tax-free "spin-off" to Old Pulitzer stockholders (the "Spin-off"). The Merger and Spin-off are collectively referred to as the "Broadcast Transaction."

Old Pulitzer's historical basis in its newspaper publishing and related new-media assets and liabilities has been carried over to the Company. The Broadcast Transaction represents a reverse-spin transaction and, accordingly, the Company's results of operations for periods prior to the consummation of the Broadcast Transaction are identical to the historical results previously reported by Old Pulitzer.

The net liability balance of the Broadcasting Business as of March 18, 1999, including $700.0 million of Broadcast Debt, was contributed to "Additional Paid-in Capital" of Pulitzer Inc. at the time of the Merger.

Historical Financial Information

The Company's revenues are derived primarily from advertising and circulation, which have respectively averaged approximately 78.2 percent and 20.1 percent of total revenue over the last five years. Advertising rates and rate structures and resulting revenues vary among publications based, among other things, on circulation, type of advertising, local market conditions and competition. The following table sets forth certain historical financial information regarding the Company's operations for the periods and at the dates indicated.

	Years Ended December 31,				
	2003	2002(1)	2001(1)	2000(1)(2)	1999
			(In thousands)		
Operating revenues:					
Advertising:					
Retail	$ 120,205	$ 118,741	$ 118,738	$ 110,289	$ 89,030
National	29,000	26,706	26,049	23,216	15,965
Classified	122,638	125,777	132,134	133,043	109,966
Total	271,843	271,224	276,921	266,548	214,961
Preprints	63,249	55,935	47,679	42,388	31,673
Total advertising	335,092	327,159	324,600	308,936	246,634
Circulation	80,639	80,751	81,200	80,517	73,748
Other	6,933	8,050	7,706	7,706	3,874
Total operating revenues	$ 422,664	$ 415,960	$ 413,506	$ 397,159	$324,256
Operating income(3)(4)	$ 87,193	$ 82,885	$ 43,391	$ 60,390	$ 18,093
Depreciation and amortization	$ 19,135	$ 18,719	$ 40,508	$ 31,985	$ 15,462
Assets	$1,309,673	$1,287,246	$1,288,763	$1,282,873	$979,625

(1) Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 2003 presentation.

(2) The year ended December 31, 2000, includes an extra week of operations resulting from a 53-week year. All other years presented include 52 weeks of operations.

(3) In 1999 Old Pulitzer recorded expense of $26.7 million representing the cost of stock option cash-outs and bonuses paid to publishing employees in connection with the Broadcast Transaction. See Item 3 "Legal and Regulatory Proceedings" for additional information on the Broadcast Transaction.

(4) Includes St. Louis Agency adjustments of $9.4 million and $25.0 million in 2000 and 1999, respectively. See Item 1. Business — "Agency Agreements" and Item 7. — "PD LLC Operating Agreement" for additional information on the St. Louis Agency adjustment.

Operating Strategy

The Company's long-term operating strategy is to maximize revenue and operating income growth at each of its operations through maintenance of editorial excellence, leadership in local news, a focus on local advertisers, and prudent control of costs. Management believes that editorial excellence and leadership in local news will, over the long-term, allow the Company to maximize its share of audience and advertising revenue in each of its respective markets. In addition, providing a portfolio of products designed to serve each market area through integrated print and online media is a principal component of the Company's goal to strengthen its franchises. The responsibility for developing and implementing a newspaper's business strategy rests with local managers while corporate executives provide guidance and allocate resources.

The Company has developed new-media operations that are designed to enhance, complement and add value to its traditional newspaper publishing businesses by providing consumer and advertiser services through electronic dissemination of information via the Internet. At the center of the Company's Internet strategy are the websites developed in conjunction with the Company's newspaper properties. Each of the websites takes full advantage of the newspapers' extensive knowledge about and news coverage of the communities they serve, strong advertiser and newspaper reader relationships and substantial marketing expertise to produce in-depth, relevant, and locally focused online publications. The Company's objective in these operations is to attract a wider audience to generate revenues in support of its publishing franchises.

The Company complements its internal growth strategies with a disciplined and opportunistic acquisition strategy that is focused on acquiring publishing properties that the Company believes are a good fit with its operating strategy, possess attractive growth potential, generate strong cash flows and will offer an attractive return on investment. Management believes generally that the Company's reputation, financial position, cash flow and capital structure, among other factors, will assist the Company in pursuing acquisitions.

The Company believes that cost controls are an important tool in the management of media properties that are subject to significant fluctuations in advertising volume. The Company believes that prudent control of costs will permit it to respond quickly when positive operating conditions offer opportunities to expand market share and profitability and, alternatively, when deteriorating operating conditions require cost reductions to protect profitability. The Company's disciplined budgeting process is one of the key elements in controlling costs.

The Company operates in the Midwest, Southwest and Western regions of the United States, although 72 percent of 2003 total revenues were generated by the St. Louis operations.

St. Louis Operations

The Company's subsidiaries serve the greater St. Louis metropolitan area with the daily *Post-Dispatch,* the Suburban Journals weekly newspapers, STLtoday.com, a local news and information web site, and STL Distribution Services LLC ("DS LLC"), a local distribution company. St. Louis is currently the 18th largest metropolitan statistical area in the United States with a population of approximately 2.7 million. The following

table sets forth the combined operating revenues from continuing operations of all the Company's St. Louis operations for the past five years.

	Years Ended December 31,				
	2003	2002	2001	2000(1)	1999
Operating revenues (in thousands):					
Advertising(2)	$242,277	$236,551	$237,465	$225,137	$190,652
Circulation	59,890	59,808	60,225	60,555	60,759
Other	1,751	2,184	2,086	3,761	1,539
Total	$303,918	$298,543	$299,776	$289,453	$252,950

(1) Beginning in August 2000, the operating revenues include the Suburban Journals. In addition, the year ended December 31, 2000, includes an extra week of operations resulting from a 53-week fiscal year. All other years presented include 52 weeks of operations.

(2) Advertising includes revenues from preprinted inserts and online advertising.

St. Louis Post-Dispatch

Founded in 1878 by the first Joseph Pulitzer, and celebrating its 125-year anniversary in December 2003, the *Post-Dispatch* has a long history of reporting and editorial excellence and innovation in newspaper publishing under the direction of the Pulitzer family. The *Post-Dispatch* is a morning daily and Sunday newspaper serving primarily the greater St. Louis metropolitan area. The *Post-Dispatch* has won 17 Pulitzer prizes in its 125 years of continuous publication.

As a result of the May 1, 2000 transactions that created PD LLC, Pulitzer Inc. and one of its subsidiaries hold a 95 percent interest in the results of operations of PD LLC and Herald holds a 5 percent interest. Prior to May 1, 2000, under the terms of the St. Louis Agency Agreement, which had governed the operations of the *Post-Dispatch* since 1961, Pulitzer Inc. and Herald generally shared the *Post-Dispatch*'s operating profits and losses, as well as its capital expenditures, on a 50-50 basis. See "Agency Agreements."

The following table sets forth for the past five years certain circulation and advertising information for the *Post-Dispatch*.

	Years Ended December 31,				
	2003	2002	2001	2000	1999
Post-Dispatch:					
Circulation(1):					
Daily	286,619	288,894	292,777	300,920	307,375
Sunday	463,850	470,271	474,638	487,080	509,110
Advertising linage (in thousands of inches):					
Retail	786	787	670	728	774
General	199	203	210	204	152
Classified	995	1,043	1,142	1,135	1,082
Total	1,980	2,033	2,022	2,067	2,008
Part run(2)	484	546	719	834	836
Total inches	2,464	2,579	2,741	2,901	2,844

(1) Amounts for 2003 are based on internal records of PD LLC for the twelve-month period ended September 30. Amounts for prior years are based on ABC Audit Reports for the twelve-month periods ended September 30.

(2) Part run inches represent advertisements that are published in selected copies (i.e., less than the full press run) of a daily edition of the newspaper to specifically target certain geographic locations. The

advertisements typically appear in a special news and advertising sections designed specifically for the targeted geographic locations.

The *Post-Dispatch* is printed at two computerized facilities equipped with a total of six presses. The writing, editing and composing functions have been computerized, increasing efficiency and reducing workforce requirements. The Post-Dispatch has sufficient press capacity to meet current and projected circulation, advertising and editorial requirements.

The *Post-Dispatch* is distributed primarily through independent home delivery carriers and single copy dealers (contracted directly by the *Post-Dispatch* or through DS LLC). Home delivery accounted for approximately 75 percent of circulation for the daily *Post-Dispatch* and approximately 59 percent of circulation for the Sunday edition during 2003. In order to build a stronger, more direct relationship with readers of the *Post-Dispatch,* PD LLC has purchased a number of circulation routes from independent carriers and dealers over the past five years, and it may continue to purchase additional routes from time to time in the future. As of December 31, 2003, PD LLC owned approximately 70 percent of its circulation routes covering approximately 70 percent of the *Post-Dispatch*'s home delivery and approximately 75 percent of single copy distribution. In 2002 PD LLC began direct billing of the majority of its home delivery subscribers.

Suburban Journals of Greater St. Louis

With the addition of the Suburban Journals in August 2000, the Company's St. Louis newspaper operations now include a group of 38 weekly papers and various niche publications that provide comprehensive community-oriented local news packages to the communities that they serve. The publications primarily represent controlled-distribution newspapers and, depending on the community served, are published one to three times per week. In December 2003 the Suburban Journals had a combined average weekly distribution of approximately 1.3 million, some of which is duplicated, delivered by independent carriers to homes and outlets.

The Suburban Journals are organized by geographic area into nine publication groups throughout the St. Louis metropolitan area. Each group has a news and advertising staff based in its local community and is managed by a local publisher. The groups are supported by centralized production facilities, distribution systems and administrative services. In addition, a centralized advertising department provides sales support for classified, national and major/regional advertisers that wish to target readers across several publication groups.

The Suburban Journals are printed at two facilities equipped with a total of three presses. The writing, editing and composing functions have been computerized, increasing efficiency and reducing workforce requirements.

The Suburban Journals and the *Post-Dispatch* and STLtoday.com have contracted to permit the cross-sale of advertising products into each publication and STLtoday, allowing for increased sales efforts and greater operating efficiencies in the St. Louis marketplace.

St. Louis Internet Operations

STLtoday.com (www.STLtoday.com) and other affiliated local Web sites provide the St. Louis metropolitan area with comprehensive news, business, sports, entertainment and neighborhood information. The sites also feature enhanced online advertiser services in the three major classified advertising categories — automotive, real estate and help wanted. In addition, the Web sites offer St. Louis at Work — a regional workforce initiative which brings together a public-private partnership to attract, train and retain a multi-skilled talent pool for the metro area. As a part of the initiative, PD LLC created stlouisatwork.com to become the online career destination for regional employers and job candidates and conducted an online auction supported by print advertising, both demonstrating PD LLC's plans for future integration of print and online activities. The Company expects activities of this nature to continue. The following table sets forth page view

statistics and the percentage change compared to comparable periods in 2002 for the combined St. Louis Web sites.

	2003 Full Year (In thousands)	% Change vs. 2002	2003 Qtr. 4 (In thousands)	% Change to 2002 Qtr. 4
St. Louis Web sites:				
Page views(1)	277,646	53.6%	85,194	66.9%

(1) A "page view" occurs when a web server provides a Web page to a Web site visitor.

STL Distribution Services Operations

Pulitzer Inc. and one of its subsidiaries hold a 95 percent interest in the results of operations of DS LLC, a distribution company that delivers periodicals for the *Post-Dispatch, The Ladue News* and product samples, telephone books and periodicals for other distribution clients throughout the St. Louis Metropolitan area.

Pulitzer Newspapers, Inc.

The PNI Group publishes 12 daily newspapers that serve markets in the Midwest, Southwest and West, as well as more than 65 weekly newspapers, shoppers and niche publications associated with its daily newspapers. The PNI Group's daily newspapers publish morning or afternoon editions during the week and, generally, morning editions on the weekend. Home delivery through independent contract carriers accounts for a significant portion of each newspaper's circulation. The 12 daily newspapers in the PNI Group, ranked in order of daily circulation based on ABC Publisher's Statements for the six-month period ended September 30, 2003 (except where noted), are:

		Circulation	
		Daily	Sunday
The Pantagraph	Bloomington, Illinois	47,646	51,177
The Daily Herald	Provo, Utah	29,199	34,959
Santa Maria Times	Santa Maria, California	18,245	18,894
The Napa Valley Register	Napa, California	17,970	18,607
The Sentinel	Hanford, California	13,255	13,431
The World	Coos Bay, Oregon(1)	13,080	15,060
Arizona Daily Sun	Flagstaff, Arizona	11,659	13,100
Daily Chronicle	DeKalb, Illinois	9,086	10,271
The Garden Island	Lihue, Hawaii	8,209	9,022
Daily Journal	Park Hills, Missouri	8,189	8,109
The Lompoc Record	Lompoc, California	7,230	7,660
The Daily News	Rhinelander, Wisconsin(2)	4,184	4,625
Total		187,952	204,915

(1) Sunday circulation represents the weekend edition of *The (Coos Bay) World*, which is published on Saturdays.

(2) Amounts are based on the internal records of the Company.

Collectively, the markets served by the PNI Group exceed U.S. averages in such key measures as annual population and household growth rates, and average retail spending per household. PNI publishers work within a decentralized environment and are given substantial autonomy to operate their newspapers. Publishers do share a set of broad strategic priorities which include advertising market share growth, circulation copies growth, e-media audience and revenue growth and growth in profits and margins and are encouraged to share best ideas with one another.

ITEM 1. BUSINESS — Continued

The following table sets forth the operating revenues from continuing operations of the PNI Group for the past five years.

	Years Ended December 31,				
	2003	2002	2001	2000(1)	1999
			(In thousands)		
Operating revenues:					
Advertising	$ 92,815	$ 90,608	$ 87,135	$ 83,799	$55,982
Circulation	20,749	20,943	20,975	19,962	12,989
Other	5,182	5,866	5,620	3,945	2,335
Total	$118,746	$117,417	$113,730	$107,706	$71,306

(1) In January 2000, the PNI Group acquired *The Pantagraph* which operates in Bloomington, Illinois. In addition, the year ended December 31, 2000 includes an extra week of operations resulting in a 53-week year. All other years presented include 52 weeks of operations.

PNI Internet Operations

The PNI Group operates Web sites in each of its markets providing viewers with local news, sports and entertainment content and enhanced online advertiser services featuring the three major classified advertising categories — automotive, real estate and help wanted. The PNI Group generates revenue from online advertising and from service and transaction fees.

The following table sets forth the total page views for the combined PNI Group Web sites in 2003 and the fourth quarter thereof and the respective percentage changes in page views from the comparable periods in 2002.

	Full Year 2003(2) (In thousands)	% Change	2003 Qtr. 4 (In thousands)	% Change
Combined PNI Web Sites:				
Page views(1)	88,894	(10.8)%	22,366	(14.0)%

(1) A "page view" occurs when a web server provides a Web page to a Web site visitor.

(2) Beginning in January 2003, the PNI Group changed the manner in which it records page view data. 2003 data may not be comparable with 2002 reported results.

Tucson Operations

Founded in 1877, the *Star* is published in Tucson, Arizona, by Pulitzer Inc.'s wholly owned subsidiary, Star Publishing Company. The *Star,* a morning and Sunday newspaper, and the *Citizen,* an afternoon newspaper owned by Gannett, are southern Arizona's leading dailies. The *Star* and the *Citizen* are published through an agency operation (the "Tucson Agency") pursuant to an Agency Agreement, dated March 28, 1940, as amended and restated (the "Tucson Agency Agreement"). In 2003 the *Star* and the *Citizen* had a combined weekday circulation of approximately 137,000 and a Sunday circulation of approximately 171,000 delivered by independent carriers to homes and single-copy outlets. Tucson is currently the 55th largest metropolitan statistical area in the United States with a population of approximately 844,000.

The Tucson Agency operates through TNI Partners, an agency partnership that is equally owned by Star Publishing and Gannett. TNI Partners is responsible for all aspects of the business of the two newspapers other than editorial opinion and gathering and reporting news. The net income or net loss of TNI Partners is allocated equally to the *Star* and the *Citizen.* The Company reports its 50 percent share of TNI Partners' operating results as a single component of operating income in its consolidated statement of income.

As a result of the Tucson Agency, the financial performance of Star Publishing is directly affected by the operations and performance of both the *Star* and the *Citizen.*

ITEM 1. BUSINESS — Continued

The following table sets forth certain information concerning circulation and combined advertising linage of the *Star* and the *Citizen* and operating revenues of TNI Partners for the past five years.

	Years Ended December 31,				
	2003	2002	2001	2000	1999
Circulation(1):					
Star daily	103,844	103,048	101,034	98,469	97,644
Citizen daily	33,370	36,056	38,067	39,543	40,599
Combined Daily	137,214	139,104	139,101	138,012	138,243
Star Sunday	170,669	171,350	171,485	171,726	173,071
Combined advertising linage (in thousands of inches):					
Full run (all zones)					
Retail	1,499	1,593	1,571	1,713	1,703
General	89	99	89	97	83
Classified	1,560	1,554	1,618	2,033	2,068
Total	3,148	3,246	3,278	3,843	3,854
Part run(2)	72	92	207	256	303
Total inches	3,220	3,338	3,485	4,099	4,157
100% of TNI Partners operating revenues (in thousands):					
Advertising	$ 83,673	$ 82,876	$ 82,732	$ 93,560	$ 87,550
Circulation	22,935	21,358	21,350	22,786	22,234
Other	199	344	2,286	4,804	4,642
Total	$106,807	$104,578	$106,368	$121,150	$114,426

(1) Amounts for 2003 are based on the internal records of Star Publishing. Amounts for prior years are based on ABC Audit Reports for the 52-week period ended December 31.

(2) Part run inches represent advertisements that are published in selected copies (i.e., less than the full press run) of a daily edition of the newspaper to specifically target certain geographic locations. The advertisements typically appear in special news and advertising sections designed specifically for the targeted geographic locations.

The *Star* and the *Citizen* are printed at TNI Partners' computerized facility equipped with two eight-unit Metro offset presses. The writing, editing and composing functions have been computerized, increasing efficiency and reducing workforce requirements.

"Starnet," Star Publishing's Web site *(www.azstarnet.com)*, and Citizen's Web site *(www.tucsoncitizen.com)* serve the Tucson metropolitan area with local news, sports and entertainment content and enhanced online advertiser services featuring the three major classified advertising categories — automotive, real estate and help wanted. In addition, the Web sites also serve as a city portal, providing community information and acting as a community center and marketplace, enabling businesses and individuals to build relationships with each other and the *Star* and *Citizen.* The Web sites generate revenue from online advertising and from service and transaction fees, all of which are included in TNI Partners' other operating revenue.

The following table sets forth the total page views for the Tucson Agency Web sites in 2003 and the fourth quarter thereof and the percentage changes in page views from the comparable periods in 2002.

	Full Year 2003 (In thousands)	% Change	2003 Qtr. 4 (In thousands)	% Change
Combined Tucson Web Sites:				
Page views(1)	79,103	15%	19,504	(3)%

(1) A "page view" occurs when a web server provides a Web page to a Web site visitor.

Acquisition Strategy

One of the Company's growth strategies has been a disciplined acquisition program. In evaluating acquisition opportunities, the Company generally requires that candidates: (i) be in businesses related to the Company's core competencies; (ii) have strong cash flows; (iii) possess good growth or economic characteristics, (iv) offer a clustering opportunity with respect to present or future properties; (v) provide an opportunity for its disciplined management approach to add value; and (vi) offer a reasonable return on investment.

Agency Agreements

The Newspaper Preservation Act of 1970 permits joint operating agreements between newspapers under certain circumstances without violation of the Federal antitrust laws. Agency agreements generally allow newspapers operating in the same market to share certain printing and other facilities and to pool certain revenues and expenses in order to decrease aggregate expenses and thereby allow the continuing operation of multiple newspapers in the same market. Newspapers in 12 cities operate under joint operating or agency agreements.

St. Louis Agency. As a result of the May 1, 2000 transaction which created PD LLC, Pulitzer Inc. and one of its subsidiaries hold a 95 percent interest in the results of operations of PD LLC, and Herald holds a 5 percent interest. Prior to May 1, 2000, under the terms of the St. Louis Agency Agreement, which had governed the operations of the *Post-Dispatch* since 1961, Pulitzer Inc. and Herald generally shared the *Post-Dispatch's* operating profits and losses, as well as its capital expenditures, on a 50-50 basis. Under the St. Louis Agency Agreement, for fiscal 2000 (for operating results through April 30, 2000) and 1999 Pulitzer Inc. paid Herald $9.4 million and $25.0 million, respectively, for Herald's share of the operating income of the St. Louis Agency.

Tucson Agency. The Tucson Agency Agreement has, since 1940, governed the joint operations of the *Star* and *Citizen*. TNI Partners, as agent for Star Publishing and Gannett, is responsible for advertising and circulation, printing and delivery and collection of all revenues of the *Star* and the *Citizen*. The Board of Directors of TNI Partners presently consists of three directors chosen by Star Publishing and three chosen by Gannett. Budgetary, personnel and other non-news and editorial policy matters, such as advertising and circulation policies and rates or prices, are determined by the Board of Directors of TNI Partners. Each newspaper is responsible for its own news and editorial content. Revenues and expenses are recorded by TNI Partners, and the resulting profit is generally split 50-50 between Star Publishing and Gannett. The Company reports its 50 percent share of TNI Partners' operating results as a single component of operating income in its consolidated statements of income. Both partners have certain administrative costs that are borne and reported separately. As a result of the Tucson Agency, the *Star* and the *Citizen* benefit from increases and can be adversely affected by decreases in each other's circulation.

The current term of the Tucson Agency Agreement expires on June 1, 2015, but it contains an option, which may be exercised by either party, to renew the agreement for successive periods of 25 years each.

Competition

Company publications compete for readership and advertising revenues in varying degrees with other metropolitan, suburban, neighborhood and national newspapers and other publications as well as with television, radio, cable, Internet, online services and other new-media technologies, direct mail, yellow page directories, billboards and other news and advertising media. Competition for advertising is based on audience size and composition, circulation levels, readership demographics, price and advertiser results. Competition for circulation is generally based on the content, journalistic quality and price of the publication. Competition for circulation and advertising may include some or all of the following: paid suburban daily newspapers, independently owned community newspapers and shoppers, yellow pages and direct mail advertisers. The community newspapers and shoppers and direct mail companies generally target selected geographic markets throughout their respective distribution areas.

Due to the agency relationship existing in Tucson, the *Star* and the *Citizen* cannot be viewed as competitors for advertising or circulation revenues. The *Star* and the *Citizen* compete primarily against other media and suburban, neighborhood and national newspapers and other publications.

Raw Materials

The primary raw material used in the Company's operations is newsprint, representing 12.0 percent to 15.7 percent of operating expenses over the last five years. For 2003, the Company consumed approximately 102,000 metric tonnes of newsprint, including its 50 percent share related to the operations of TNI Partners. Based on the Company's current level of newspaper operations, expected annual newsprint consumption for 2004 is estimated to be in the range of 103,000 metric tonnes. Historically, newsprint has been subject to significant price fluctuations from year to year, unrelated in many cases to general economic conditions. In the last five years, the Company's average annual cost per metric tonne of newsprint has varied from its lowest price by approximately 27.8 percent. For every one-dollar change in the Company's average annual cost per metric tonne of newsprint, 2004 pre-tax income would change by approximately $103,000, assuming annual newsprint consumption of 103,000 metric tonnes. The Company attempts to obtain the best price available by combining newsprint purchases for its different newspaper locations with those of other newspaper companies. The Company considers its relationship with newsprint producers to be good. The Company has not entered into derivative contracts for newsprint.

Employees

At December 31, 2003, the Company had approximately 3,800 full-time equivalent employees working at its operations, including TNI Partners. At the *Post-Dispatch* in St. Louis, unions represent approximately 77 percent of employees. The Company considers its relationship with its employees to be good.

The *Post-Dispatch* has contracts with substantially all of its production unions with expiration dates ranging from August 2004 through February 2010. The *Post-Dispatch* is currently in contract negotiations with two unions: the St. Louis Newspaper Guild ("Newspaper Guild"), covering approximately 590 newsroom, sales and certain administrative employees, and the Graphics Communications International Union ("GCIU") Local No. 505, covering less than 20 production employees. The Newspaper Guild contract expired in January 2003, but has remained in effect under an "evergreen" contract provision. The GCIU contract expired in September 2002. All *Post-Dispatch* labor contracts contain no-strike clauses.

TNI Partners' contract with Tucson Graphic Communications Union Local No. 212, covering certain pressroom employees, expires on May 31, 2005.

INTERNET INFORMATION

Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the Company's Web site

(www.pulitzerinc.com) as soon as reasonably practicable after the Company electronically files the reports with, or furnishes them to, the Securities and Exchange Commission.

###

GOVERNANCE

Additionally, the Company's Code of Ethics for Senior Financial Officers, Code of Business Conduct and Ethics, Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, Corporate Governance Committee Charter and Nominating Committee Charter are available on the Company's website at *www.pulitzerinc.com*. Copies of these documents also are available in print to any stockholder who requests a copy. The Company intends to disclose any amendments to, or waivers granted with respect to, a provision of the Code of Ethics for Senior Financial Officers on the Company's website within five business days following the date of the amendment or waiver

Effective January 29, 2004, the Board of Directors of Pulitzer Inc., in accordance with the listing standards of the New York Stock Exchange, elected to avail itself of the exemption for a "controlled company" and determined that it need not have a majority of independent directors on its Board or have compensation, corporate governance, and nominating committees composed entirely of independent directors.

ITEM 2. PROPERTIES

The corporate headquarters of the Company are located at 900 North Tucker Boulevard, St. Louis, Missouri. The general character, location and approximate size of the principal physical properties used by the Company for its newspaper publishing and related new-media businesses at December 31, 2003 are set forth below. Leases on the properties indicated as leased by the Company expire at various dates through October 2013.

The Company believes that its owned and leased properties used in connection with its operating activities generally are in good condition, well maintained and adequate for its current and immediately foreseeable operating needs. In 2002 the *Post-Dispatch* expanded its main production facility, adding approximately 110,000 square feet of owned space in St. Louis and enabling the *Post-Dispatch* to eliminate operations previously conducted in other facilities.

ITEM 2. PROPERTIES — Continued

General Character of Property	Approximate Area in Square Feet Owned	Leased
Printing plants, business and editorial offices, and warehouse space located in:		
St. Louis, Missouri(1)	649,714	17,541
St. Louis, Missouri(2)	150,322	42,013
St. Louis, Missouri(3)	96,360	37,400
Tucson, Arizona(4)	220,816	60,875
Washington, D.C.		2,420
Bloomington, Illinois	84,326	13,396
Provo, Utah	40,858	24,180
Hanford, California	29,942	4,325
Lihue, Hawaii	8,505	20,902
Flagstaff, Arizona	23,170	2,600
Santa Maria, California	20,815	1,620
Napa, California	20,984	3,000
DeKalb, Illinois	16,098	2,880
Coos Bay, Oregon	16,500	
Park Hills, Missouri	22,706	
Lompoc, California	10,500	17,500
Rhinelander, Wisconsin	9,611	

(1) Property is owned by and used in the operations of PD LLC.

(2) Property primarily includes locations operated by the Suburban Journals in the greater St. Louis area.

(3) Property is owned and used in the operations of DS LLC.

(4) The 220,816 square foot facility in Tucson, Arizona is used in the production of the *Star* and the *Citizen* and is jointly owned with Gannett pursuant to the Tucson Agency.

ITEM 3. LEGAL AND REGULATORY PROCEEDINGS

In October 2001 the Internal Revenue Service ("IRS") formally proposed that Old Pulitzer's taxable income for the tax year ended March 18, 1999 be increased by approximately $80.4 million based on the assertion that Old Pulitzer was required to recognize a taxable gain in that amount as a result of the Spin-off. The Company is obligated under the Merger Agreement to indemnify Hearst-Argyle against any tax liability attributable to the Spin-off and has the right to control any proceedings relating to the determination of such tax liability. If the IRS were completely successful in its proposed adjustment, the Company's indemnification obligation would be approximately $29.3 million, plus applicable interest. Any income tax indemnification payment would be recorded as an adjustment to additional paid-in capital, and any related interest expense would be reflected as a component of net income in the period recognized.

The Company does not believe that Old Pulitzer realized any taxable gain in connection with the Spin-off, and in January 2002, it contested the IRS' proposed increase in a formal written protest filed with the IRS Appeals Office. In a recent letter addressed to the Company's representatives, the IRS Appeals Officer indicated that he supports the position asserted by the IRS and is inclined to sustain substantially the entire amount of the IRS' proposed increase in Old Pulitzer's taxable income. The Company's representatives have responded to the IRS Appeals Officer's letter and are continuing their discussions with him regarding the Company's position. While there can be no assurance that the Company will completely prevail in its position, it continues to believe that the IRS' position is not supported by the facts or applicable legal authority. The Company intends to vigorously contest the IRS' determination and has not accrued any liability in connection

ITEM 3. LEGAL AND REGULATORY PROCEEDINGS — Continued

with this matter. If the Company and the IRS are unable to resolve their differences in the IRS Appeals Office, the Company likely will pursue its case before the United States Tax Court.

On August 30, 2002, the Company, on behalf of Old Pulitzer, filed with the IRS amended federal corporate income tax returns for the years ended December 1997 and 1998 and March 1999 in which refunds of tax in the aggregate amount of approximately $8.1 million, plus interest, were claimed. These refund claims were based on the Company's contention that Old Pulitzer was entitled to deduct certain fees and expenses which it had not previously deducted and which Old Pulitzer had incurred in connection with its investigation of several strategic alternatives and potential transactions prior to its decision to proceed with the Broadcast Transaction. Under the Merger Agreement, the Company is entitled to any amounts recovered from the IRS as a result of these refund claims, although there can be no assurance that the IRS will approve all or any portion of these refund claims. Discussions between the Company's representatives and the IRS regarding these refund claims have only recently commenced, and no receivable has been recognized in connection with these refund claims. Any income tax refunds would be recorded as an adjustment to additional paid-in-capital, and any related interest received would be reflected as a component of net income in the period recognized.

A group of independent carriers engaged in the business of delivering the *Post-Dispatch* pursuant to a home delivery contract has filed suit against Pulitzer Inc., PD LLC and Suburban Journals LLC (collectively the "Defendants") in the Missouri Circuit Court, Twenty-Second Judicial Circuit (City of St. Louis). Plaintiffs' Third Amended Petition sets forth three claims for relief. First, the petition alleges that the decision to purchase the Suburban Journals with their separate delivery system and separate carriers breached the plaintiffs' exclusive territorial delivery rights under the plaintiffs' contract. The petition further alleges that PD LLC and Suburban Journals LLC are alter egos of Pulitzer Inc. and that Pulitzer Inc. on its own and through its control, ownership and authority over its alter egos violated the exclusive territory of the plaintiffs. Finally, the petition alleges that the purchase of the Suburban Journals and certain other conduct tortiously interfered with the plaintiffs' contractual relationship. The plaintiffs seek unspecified damages in excess of $25,000, plus punitive damages in an unspecified amount for the alleged tortious interference. The Defendants have denied any liability, are vigorously defending the suit and believe that they have meritorious defenses and, therefore, the Company has not accrued a liability in connection with this lawsuit. While the ultimate outcome of litigation cannot be predicted with certainty, management, based on its understanding of the facts, does not believe the ultimate resolution of this litigation will have a materially adverse effect on the Company's consolidated financial position. However, depending upon the period of resolution, such effect could be material to the consolidated financial results of an individual period.

The Company has been involved, from time to time, in various claims and lawsuits incidental to the ordinary course of its business, including such matters as libel, slander and defamation actions, complaints alleging discrimination, and complaints related to product distribution practices. While the ultimate outcome of litigation cannot be predicted with certainty, management, based on its understanding of the facts, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial position or annual results of operations. However, depending upon the period of resolution, such effect could be material to the consolidated financial results of an individual period.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The shares of Pulitzer Inc.'s common stock are listed on The New York Stock Exchange, Inc. and trade under the symbol "PTZ." The shares of Pulitzer Inc.'s Class B common stock do not trade in a public market.

At February 27, 2004, there were approximately 356 record holders of Pulitzer Inc.'s common stock and 26 record holders of its Class B common stock.

As of December 31, 2003, holders of outstanding shares of Pulitzer Inc.'s Class B common stock represented 92.4 percent of the combined voting power of Pulitzer Inc., with holders of Pulitzer Inc.'s common stock representing the balance of the voting power. As of December 31, 2003, holders of approximately 95.5 percent of the outstanding shares of Pulitzer Inc.'s Class B common stock representing 88.3 percent of the combined voting power have deposited their shares in a voting trust (the "Voting Trust"). Each share of the Pulitzer Inc.'s Class B common stock is convertible into one share of Pulitzer Inc.'s common stock at the holder's option subject to the limitations imposed by the Voting Trust on the shares of Class B common stock deposited thereunder. The Voting Trust permits the conversion of the Class B common stock deposited in the Voting Trust into common stock in connection with certain permitted transfers, including, without limitation, sales which are exempt from the registration requirements of the Securities Act of 1933, as amended, sales which meet the volume and manner of sale requirements of Rule 144 promulgated thereunder and sales which are made pursuant to registered public offerings.

The following table sets forth the range of high and low sales prices for Pulitzer Inc.'s common stock and dividends paid for each quarterly period in the past two fiscal years:

	High	Low	Dividend(1)
2003			
First Quarter	$49.25	$40.75	$0.18
Second Quarter	52.00	42.30	0.18
Third Quarter	54.19	46.73	0.18
Fourth Quarter	54.65	48.90	0.18

	High	Low	Dividend(2)
2002			
First Quarter	$55.18	$49.29	$0.175
Second Quarter	55.80	45.08	0.175
Third Quarter	51.50	41.50	0.175
Fourth Quarter	49.50	40.12	0.175

(1) In 2003 the Company declared and paid cash dividends of $0.72 per share of common stock and Class B common stock.

(2) In 2002 the Company declared and paid cash dividends of $0.70 per share of common stock and Class B common stock.

On January 5, 2004, the Board of Directors of the Company announced for the first quarter of 2004 a 5.6 percent increase in the quarterly dividend on Pulitzer Inc.'s common stock and Class B common stock to $0.19 per share from $0.18 per share. The cash dividend was paid on February 2, 2004. Future dividends will depend upon, among other things, the Company's earnings, financial condition, cash flows, capital requirements and other relevant considerations, including the limitations under the $306.0 million borrowing by PD LLC from a group of investors led by Prudential Capital Group (the "Loan"), any credit agreement or other agreement to which the Company may become a party in the future. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

ITEM 6. SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2003	2002(1)	2001(1)	2000(1)(2)	1999(1)(3)
	(In thousands, except per share amounts)				
OPERATING RESULTS					
Operating Revenues — net	$422,664	$415,960	$413,506	$397,159	$324,256
Operating Expenses:					
Payroll and other personnel expense	181,422	180,027	174,626	157,224	129,047
Newsprint expense	43,368	41,055	56,372	55,539	44,403
Stock option cash-outs and bonuses(3)	0	0	0	0	26,685
St. Louis Agency adjustment(4)	0	0	0	9,363	25,029
Depreciation	14,613	14,286	14,330	12,916	9,298
Amortization	4,522	4,433	26,178	19,069	6,164
Other expenses	107,610	111,018	116,113	105,145	87,502
Total operating expenses	351,535	350,819	387,619	359,256	328,128
Equity in earnings of Tucson newspaper partnership	16,064	17,744	17,504	22,487	21,965
Operating income	87,193	82,885	43,391	60,390	18,093
Interest income	3,687	4,235	7,573	19,017	25,372
Interest expense	(20,395)	(20,593)	(24,609)	(16,537)	0
Net gain (loss) on marketable securities	502	1,100	602	(3,918)	(2,191)
Net gain (loss) on investments	(1,790)	(9,091)	(5,607)	(7)	2,080
Net other income (expense)	74	132	(204)	(109)	(189)
Income from continuing operations before provision for income taxes	69,271	58,668	21,146	58,836	43,165
Provision for income taxes	25,306	22,371	8,021	23,389	18,061
Minority interest in net earnings of subsidiary	1,788	1,598	839	849	
Income from continuing operations	42,177	34,699	12,286	34,598	25,104
Discontinued operations, net of tax	0	0	(1,624)	304	(23,596)
Net Income	$ 42,177	$ 34,699	$ 10,662	$ 34,902	$ 1,508
Basic Earnings/(Loss) Per Share of Stock:					
Income from continuing operations	$ 1.97	$ 1.63	$ 0.58	$ 1.59	$ 1.11
Discontinued operations	0.00	0.00	(0.08)	0.01	(1.04)
Basic earnings per share	$ 1.97	$ 1.63	$ 0.50	$ 1.60	$ 0.07
Weighted average number of shares outstanding	21,404	21,279	21,192	21,757	22,578
Diluted Earnings/(Loss) Per Share of Stock:					
Income from continuing operations	$ 1.95	$ 1.62	$ 0.58	$ 1.59	$ 1.11
Discontinued operations	0.00	0.00	(0.08)	0.01	(1.04)
Diluted earnings per share	$ 1.95	$ 1.62	$ 0.50	$ 1.60	$ 0.07
Weighted average number of shares outstanding	21,627	21,447	21,364	21,786	22,601
Dividends per share of common and Class B common stock	$ 0.72	$ 0.70	$ 0.68	$ 0.64	$ 0.45

ITEM 6. SELECTED FINANCIAL DATA — Continued

	Years Ended December 31,				
	2003	2002	2001	2000	1999
OTHER DATA					
Cash and marketable securities	$ 176,196	$ 194,394	$ 193,739	$ 194,313	$557,891
Working capital	214,436	225,548	221,002	218,619	595,530
Total assets	1,309,673	1,287,246	1,288,763	1,282,873	979,625
Long-term debt	306,000	306,000	306,000	306,000	0
Stockholders' equity	851,444	815,218	797,217	799,701	813,451

(1) Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 2003 presentation.

(2) The year ended December 31, 2000, includes an extra week of operations resulting from a 53-week year. All other years presented include 52 weeks of operations.

(3) In 1999 Old Pulitzer recorded expense of $26.7 million representing the cost of stock option cash-outs and bonuses paid to publishing employees in connection with the Broadcast Transaction. 1999 discontinued operations, net of tax, include approximately $25.3 million of stock option cash-outs and bonus payments to employees of the Broadcasting Business in connection with the Merger on March 18, 1999.

(4) See Item 1. Business — "Agency Agreements" and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — "PD LLC Operating Agreement" for additional information on the St. Louis Agency adjustment.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Statements in this Annual Report on Form 10-K concerning the Company's business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, together with other statements that are not historical facts, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and other factors include, but are not limited to, industry cyclicality, the seasonal nature of the business, changes in pricing or other actions by competitors or suppliers (including newsprint suppliers), outcome of labor negotiations, capital or similar requirements, and general economic conditions, any of which may impact advertising and circulation revenues and various types of expenses, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission including this Annual Report on Form 10-K. Although the Company believes that the expectations reflected in "forward-looking statements" are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Accordingly, investors are cautioned not to place undue reliance on any such "forward-looking statements," and the Company disclaims any obligation to update the information contained herein or to publicly announce the result of any revisions to such "forward-looking statements" to reflect future events or developments.

General

Pulitzer Inc. (together with its subsidiaries and affiliated entities, the "Company") is engaged in newspaper publishing and related new-media businesses, operating, through its subsidiaries, the newspaper properties owned by Pulitzer Publishing Company ("Old Pulitzer") prior to the Spin-off (as defined below). Prior to the Spin-off, Pulitzer Inc. was a wholly owned subsidiary of Old Pulitzer.

Pulitzer Inc. was capitalized on March 18, 1999, with approximately $550 million in cash and all the other assets (other than broadcast assets) of Pulitzer Publishing Company ("Old Pulitzer") as a result of the Spin-off (as defined below) and, through its subsidiaries, is now operating the principal newspaper publishing and related new-media businesses formerly operated by Old Pulitzer (including subsidiaries) as well as certain other newspapers acquired since the Broadcast Transaction (as defined below). Pulitzer Inc. was organized as

a corporation in 1998 and, prior to the Spin-off, was a wholly owned subsidiary of Old Pulitzer. Prior to the Broadcast Transaction, Old Pulitzer was engaged in newspaper publishing and television and radio broadcasting.

Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of May 25, 1998 (the "Merger Agreement"), by and among Old Pulitzer, Pulitzer Inc. and Hearst-Argyle Television, Inc. ("Hearst-Argyle") on March 18, 1999, Hearst-Argyle acquired, through the merger (the "Merger") of Old Pulitzer with and into Hearst-Argyle, Old Pulitzer's television and radio broadcasting operations (collectively, the "Broadcasting Business") in exchange for the issuance to Old Pulitzer's stockholders of 37,096,774 shares of Hearst-Argyle's Series A common stock. Old Pulitzer's Broadcasting Business consisted of nine network-affiliated television stations and five radio stations owned and operated by Pulitzer Broadcasting Company and its wholly owned subsidiaries. Prior to the Merger, Old Pulitzer's newspaper publishing and related new media businesses were contributed to the Company in a tax-free "spin-off" to Old Pulitzer stockholders (the "Spin-off"). The Merger and Spin-off are collectively referred to as the "Broadcast Transaction."

Old Pulitzer's historical basis in its newspaper publishing and related new-media assets and liabilities has been carried over to the Company. The Broadcast Transaction represents a reverse-spin transaction and, accordingly, the Company's results of operations for periods prior to the consummation of the Broadcast Transaction are identical to the historical results previously reported by Old Pulitzer.

The net liability balance of the Broadcasting Business as of March 18, 1999, including $700.0 million of broadcast debt, was contributed to "Additional Paid-in Capital" of Pulitzer Inc. at the time of the Merger.

The Company's revenues are derived primarily from advertising and circulation, which have respectively averaged approximately 78.2 percent and 20.1 percent of total revenue over the last five years. Advertising rates and rate structures and resulting revenues vary among publications based, among other things, on circulation, type of advertising, local market conditions and competition.

The Company's operating revenues are significantly influenced by a number of factors, including overall advertising expenditures, the appeal of newspapers in comparison to other forms of advertising, the performance of the Company in comparison to its competitors in specific markets, the strength of the national economy, and general economic conditions and population changes in the markets served by the Company.

The Company's business tends to be seasonal, with peak revenues and profits generally occurring in the fourth and, to a lesser extent, second quarters of each year as a result of increased advertising activity during the Christmas and spring holiday periods. The first quarter is historically the weakest quarter for revenues and profits.

Acquisition and Disposition of Properties

In 2003 the Company acquired businesses, principally those focused on distribution operations in St. Louis, and weekly newspapers and niche publications that complement the PNI Group's (as defined below) daily newspaper operations in Provo, Utah; Napa, California; Coos Bay, Oregon; and Rhinelander, Wisconsin; for an aggregate purchase price of approximately $17.4 million. In 2002 the Company acquired businesses, principally St. Louis newspaper distribution businesses, for an aggregate purchase price of approximately $9.1 million.

In 2001 the Company recorded a pre-tax loss of $2.7 million related to the sale of its newspapers located in Troy, Ohio and Petaluma, California, and the sale of its St. Louis Internet Access Provider ("ISP") business (the "Sale Transactions"). These amounts are included in 2001, 2000 and 1999 net income as a separate line, "Loss from Discontinued Operations, Net of Tax" along with the operating results of these newspaper and ISP businesses.

On January 31, 2001, the Company, through Pulitzer Newspapers, Inc. and its wholly owned subsidiaries, (collectively, the "PNI Group"), acquired, in an asset purchase, *The Lompoc Record*, a daily newspaper

located in Lompoc, California. In addition, during 2001, the PNI Group acquired several weekly newspapers (in separate transactions) that complement its daily newspapers in several markets. In 2001 the St. Louis Post-Dispatch ("PD LLC") also acquired several distribution businesses in St. Louis. The cumulative cost of the 2001 acquisitions was approximately $41.1 million.

Critical Accounting Policies

The process of preparing financial statements requires management to make estimates and judgments that affect the carrying values of the Company's consolidated assets and liabilities as well as recognition of revenues and expenses. These estimates and judgments are based on the Company's historical experience, actuarial assumptions and understanding of current facts and circumstances. Certain of the Company's accounting policies are considered critical, as these policies are important to the presentation of the Company's consolidated financial statements and require significant or complex judgment by management.

Management has identified the practices used to determine the allowance for doubtful accounts associated with trade accounts receivable, the liability for both unpaid and unreported dental, medical and workers' compensation claims, the liability for pension and postretirement and postemployment benefit obligations, and the accounting and related impairment testing of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), as critical accounting policies involving the use of estimates and judgments.

The Company evaluates its allowance for doubtful trade accounts receivable based on customers' credit history, payment trends, current aging analysis and other economic factors to the extent available. It is possible that reported results could be different based upon the customers' ability and willingness to pay amounts billed.

The Company evaluates its liability for unpaid and unreported dental, medical and workers' compensation claims based on historical payment trends and administration costs present for the Company and also generally present in the United States. The Company uses actuarial assumptions to calculate estimated future claim costs based on historical trends. Reported results could be different if historical trends differ from actual payment results.

The Company evaluates its liability for pension and postretirement and postemployment benefit plans based upon estimates and actuarial assumptions of future plan service costs, future interest costs on projected benefit obligations, rates of compensation increases, employee turnover rates, anticipated mortality rates, expected investment returns on plan assets, asset allocation assumptions of plan assets, and other factors. If management used different estimates and assumptions regarding these plans, the funded status of the plans could vary significantly and the Company could recognize different amounts of expense from the amounts reported over future periods.

The Company has identified the accounting and related impairment testing of SFAS No. 142 as a critical accounting policy having a material impact on the Company's financial presentation. SFAS No. 142, among other things, eliminates the amortization of goodwill and certain identified intangible assets. The Company tests intangible assets, including goodwill, that are not subject to amortization for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, using a two step impairment assessment. The first step of the impairment test identifies potential impairment and compares the fair value with their carrying amount, including goodwill. The Company evaluates impairment at each of its St. Louis, PNI, and Tucson reporting units. If the fair value exceeds the carrying amount, goodwill is not considered impaired, and the second step of the impairment test is not necessary. If the carrying amount exceeds the fair value, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. In accordance with the provisions of SFAS No. 142, the Company conducted the first step of impairment tests as of the beginning of its 2002 fiscal year. The Company assessed the fair value by considering each reporting unit's expected future cash flows; recent purchase prices paid for entities within its

industry, and the Company's market capitalization. The Company's discounted cash flow evaluation utilizes a discount rate that corresponds to the Company's weighted average cost of capital. Given consideration of these factors, the Company concluded that the fair value of each reporting unit exceeded the carrying amounts of its net assets and, accordingly, no impairment loss was recognized. Subsequent annual impairment tests indicate that the fair value of the reporting units continues to exceed their carrying amounts. Subsequent impairments, if any, would be classified as operating expense.

If management used different estimates and assumptions for future cash flows, weighted-average cost, tax rates and other estimates and assumptions used in determining the fair value of each of the Company's reporting units, the results of the Company's impairment testing could vary significantly from the results reported above.

2003 Compared with 2002

Executive Overview

Net income for the Company increased to $42.2 million, or $1.95 per diluted share, in 2003, compared to $34.7 million, or $1.62 per diluted share in 2002. The increase in 2003 net income principally resulted from increased advertising revenue at the newspaper operations in St. Louis and at the PNI Group, coupled with tight control over operating expenses (mainly lower circulation distribution expense, reduced spending on promotional activities, and lower bad debt expense, resulting from better collection experience in St. Louis). 2003 net income also benefited from the Company's interest rate swap contracts as a result of declining interest rates during the year, and lower effective state income tax rates.

Advertising results were mixed during 2003. Advertising revenues for the first three quarters of 2003 were negatively affected by uncertainty over the economy and the war in Iraq. Third quarter advertising results, compared to the comparable 2002 period, were also affected by the presence in 2002 of more than $1.2 million in incremental revenue related to casino and shopping mall grand openings. 2003 advertising revenue rebounded during the last quarter of 2003 due to increased spending by local retailers, the introduction of several special sections and new advertising products in St. Louis, and 2003 PNI Group acquisitions. For the year, advertising revenue increased 2.4 percent compared to 2002. As a result of the advertising revenue increase and tight control over operating expense, operating income increased 5.2 percent to $87.2 million from $82.9 million in 2002.

Operating Results

Operating revenue for 2003 was $422.7 million, an increase of 1.6 percent compared to $416.0 million in 2002. Significant revenue growth in the retail, national, classified real estate and preprint advertising categories was partially offset by decreased employment and automotive classified revenue.

Retail advertising revenue increased 1.2 percent to $120.2 million in 2003 from $118.7 million in the prior year. The increase was driven by a 13.7 percent rise revenue from small to mid-size advertisers in St. Louis and the PNI Group's acquisitions in California, Oregon, Utah and Wisconsin. These increases were partially offset by weakness in the department store, furniture and home improvement categories. Preprint revenue increased 13.1 percent to $63.2 million in 2003 from $55.9 million in 2002. The increase in preprint revenue was due primarily to a restructuring of the total market coverage ("TMC") operations in St. Louis in May 2002 which resulted in increased preprint volume, and to price increases implemented during 2003.

National advertising revenue increased 8.6 percent in 2003, to $29.0 million compared to $26.7 million in 2002. The increase resulted, principally, from increased revenue gains in the pharmaceutical, telecommunication, and automotive categories.

Classified advertising revenue decreased 2.5 percent to $122.6 million from $125.8 million in 2002. The decrease in classified revenue was principally driven by continued weakness in help wanted advertising, which

decreased by 8.9 percent for the year, and a sluggish automotive category. Demand for employment advertising decreased due, in part, to the slow economy and employer concerns over the Iraqi war (the 2003 average U.S. unemployment rate increased to 6.0 percent compared to 5.8 percent in 2002 and 4.7 percent in 2001). Help wanted revenue declines were more pronounced in St. Louis, where help wanted advertising revenue decreased 10.9 percent in 2003 compared to a decrease of 1.3 percent at PNI. Automotive advertising decreased by 6.3 percent in 2003 (the U.S. auto industry reported car and truck sales of 16.7 million units in 2003, down about 1 percent from 2002, and the lowest level of sales since 1998). The decreases in help wanted and automotive advertising revenue were partially offset by gains in real estate revenue.

Real estate revenue increased 9.3 percent in 2003, with increases of 7.0 percent and 15.0 percent in St. Louis and at the PNI Group, respectively. Real estate gains resulted from record home sales caused, in part, by historically low interest rates. The Company's classified advertising revenue percentage change for 2003 versus 2002 are summarized in the table below:

	Full Year 2003	4th Qtr. 2003	3rd Qtr. 2003	2nd Qtr. 2003	1st Qtr. 2003
	Classified advertising revenue percentage change from comparable prior year period				
Automotive	(6.3)%	(1.0)%	(5.8)%	(9.2)%	(9.2)%
Help Wanted	(8.9)%	1.6%	(8.7)%	(13.9)%	(11.8)%
Real Estate	9.3%	18.8%	8.6%	4.5%	6.5%
Total Classified	(2.5)%	5.6%	(1.8)%	(7.2)%	(6.7)%

The following table presents the annual and quarterly percentage fluctuations in total advertising revenue in 2003 versus 2002:

	Full Year 2003	4th Qtr. 2003	3rd Qtr. 2003	2nd Qtr. 2003	1st Qtr. 2003
	Reported advertising revenue percentage change from comparable prior year period prior year				
St. Louis	2.4%	7.6%	(1.4)%	5.0%	(1.9)%
PNI	2.4%	6.1%	3.6%	1.0%	(1.6)%
Pulitzer Inc.	2.4%	7.2%	0.0%	3.9%	(1.8)%

Circulation revenues decreased $0.1 million, or 0.1 percent, in 2003. Other publishing revenues decreased $1.1 million, or 13.9 percent, in 2003 due principally to decreased commercial printing revenue.

Operating expense increased 0.2 percent in 2003 to $351.5 million compared to $350.8 million in 2002. Labor and employee benefits costs increased 0.8 percent, reflecting higher pension expense, post(retirement healthcare benefit expense, and higher employee healthcare costs. These increases were partially offset by a 2.2 percent reduction in full(time equivalent employees ("FTEs") related to improved distribution efficiencies in St. Louis, the integration of STLtoday.com operations into the *Post-Dispatch* during the second quarter of 2002, and operating efficiencies at the PNI Group resulting from the combination of certain weekly and daily newspaper operations.

Newsprint expense increased 5.6 percent in 2003 to $43.4 million from $41.1 million in 2002, resulting, principally, from a 3.5 percent increase in newsprint prices and higher newsprint consumption associated with the PNI Group's 2003 acquisitions and the redesign and expansion of the editorial content of the Suburban Journals in St. Louis.

Depreciation and amortization expense increased 2.2 percent to $19.1 million in 2003 compared to $18.7 million in 2002. The increase is principally due to increased depreciation expense associated with the Company's new St. Louis production facility, which was placed in service in late 2002.

Other operating expense decreased 3.1 percent to $107.6 million from $111.0 million in 2002. The decrease in other expense resulted from: (i) a $1.8 million reduction in bad debt expense due, principally, to improved collection efforts in St. Louis and the absence, in 2003, of bad debt expense related to the acquisition of St. Louis distribution businesses in 2002 and 2001; (ii) decreased circulation distribution expense related to improved home delivery distribution efficiencies in St. Louis and the elimination of the *Post-Dispatch* TMC product in May 2002; and (iii) reduced promotion and marketing expense. These expense savings were partially offset by increased premiums for property and liability insurance and higher legal and professional fees.

Equity in earnings of Tucson newspaper partnership ("TNI") decreased 9.5 percent due, principally, to increased employee benefit costs, primarily pension and long-term disability expense, increased relocation costs, higher executive separation costs, and increased newsprint prices.

Non-Operating Items

Interest income for 2003 decreased 12.9 percent to $3.7 million from $4.2 million in 2002. The decrease primarily reflected lower average interest rates on invested funds during the year.

The Company reported interest expense of $20.4 million in 2003 compared to $20.6 million in 2002. The 2003 to 2002 decrease in interest expense reflects the benefit from the Company's fixed-to-variable interest rate swap contracts. These interest expense savings were partially offset by the absence in 2003 of capitalized interest costs, present in 2002, associated with the new St. Louis production facility which was placed in service in late 2002.

During 2003, interest rates have been at historically low rates. It is anticipated that, as the U.S. economy improves, interest rates will increase, reducing the benefits of the Company's fixed-to-variable interest rate swaps, and resulting in higher interest expense.

The Company reported a gain on marketable securities of $0.5 million in 2003 compared with a 2002 gain of $1.1 million. 2003 and 2002 results included a net loss on investments of $1.8 million and $9.1 million, respectively, to adjust the carrying value of certain non-operating investments.

The effective income tax rate for 2003 declined to 36.5 percent from 38.1 percent for 2002 primarily because of a lower provision for state income taxes reflecting the benefits of the Company's tax planning.

Net Income

For 2003 the Company reported net income of $42.2 million, or $1.95 per diluted share, compared to $34.7 million, or $1.62 per diluted share, in 2002. The increase in 2003 net income reflected higher operating revenues, primarily reflecting increased preprint and national advertising, tight cost control over operating expenses, and lower valuation adjustments to the Company's portfolio of non-operating investments compared to the prior year.

Fully diluted weighted average shares of stock outstanding increased to 21.6 million in 2003 from 21.4 million in 2002. The increase was primarily caused by an increase in the price of Pulitzer Inc.'s stock over the course of the year which resulted in an increase in the number of common stock equivalents, the exercise of employee stock options and the issuance of shares under the employee stock purchase plans. A 1.0 percent change in fully diluted shares of stock outstanding results in an approximate $0.02 change in fully diluted earnings per share.

2002 Compared with 2001

Executive Summary

Net income in 2002 was $34.7 million, or $1.62 per diluted share, compared to $10.7 million, or $0.50 per diluted share in 2001. Net income in 2001 included results from newspapers in Troy, Ohio and Petaluma, California, and the ISP business, all of which were sold by the Company in fiscal 2001. Excluding the results of businesses sold in 2001 and the related gain or loss from their sale, 2001 income from continuing operations was $12.3 million, or $0.58 per diluted share.

Operating income in 2002 increased to $82.9 million from $43.4 million in 2001. The increase in operating income was due principally to: (i) the elimination of $21.6 million of amortization expense of certain intangible assets in 2002 related to the adoption of SFAS No. 142; (ii) savings of $14.2 million from lower newsprint costs, principally resulting from a 21.9 percent reduction in the average newsprint price per metric tonne of newsprint; and (iii) increased retail and national advertising revenue, particularly preprint revenue. The expense savings and advertising revenue increases were partially offset by increased labor costs, principally related to higher employee benefit costs and increased incentive compensation expense.

Operating Results

Operating revenues from continuing operations for the year ended December 31, 2002 increased 0.6 percent, to $416.0 million from $413.5 million in 2001.

Advertising revenues increased $2.6 million, or 0.8 percent, in 2002. The increase reflected a national advertising revenue increase of 2.5 percent, coupled with strong growth in preprint revenue, which increased 17.3 percent over the prior year. These increases were partially offset by a 4.8 percent decline in classified revenue, principally due to continued weakness in help wanted advertising.

In 2002 help wanted revenue decreased 21.5 percent versus 2001 results. The declines were most pronounced at the Company's combined St. Louis operations, where help wanted revenue decreased 23.9 percent. At the Company's PNI newspapers, 2002 help wanted revenue decreased 10.8 percent compared to 2001. The Company believes that the decline in help wanted revenue reflected a slowing economy, which saw overall U.S. civilian unemployment rates increase from 4.2 percent at the start of 2001 to 6.0 percent at the close of 2002. Revenue in each of the remaining classified categories grew in 2002, with revenue in the automotive, real estate, and other classified categories increasing 5.3 percent, 1.9 percent and 8.3 percent, respectively.

Circulation revenues decreased $0.4 million, or 0.6 percent, in 2002. Other publishing revenues increased $0.3 million, or 4.5 percent, in 2002.

Operating Expense

Operating expenses reported for 2002 decreased 9.5 percent to $350.8 million from $387.6 million in 2001. Operating expenses were lower for two principal reasons: the absence of $21.6 million in amortization expense due to the elimination of amortization of certain intangible assets in 2002 in accord with SFAS No. 142 adopted as of July 1, 2002, and lower newsprint pricing and volume, which resulted in newsprint expense savings of $15.3 million, or 27.2 percent, largely due to a 21.9 percent reduction in the average price per metric tonne of newsprint.

In addition, other operating expenses, which consist of distribution, employment termination inducements, legal and professional fees, news and editorial features and wire services, office and production supplies, promotion and marketing, provisions for uncollectible accounts receivable, repairs and maintenance, telecommunication and utility, and sundry expenses, decreased $5.1 million principally due to reductions in the provision for uncollectible accounts receivable, lower inducement costs (which declined by $2.0 million compared to the prior year) and decreased promotion spending.

The expense savings were partially offset by increased labor costs, which increased $5.6 million, or 3.2 percent, principally related to higher employee benefit costs and increased incentive compensation expense.

Total FTEs decreased by 68 or 1.7 percent. The largest decrease was at the Company's St. Louis operations where FTEs decreased by 45, or 2.3 percent.

Equity in the earnings of the Tucson Agency for 2002 increased 1.4 percent to $17.7 million from $17.5 million the in prior year. The increase primarily reflected expense savings related to lower newsprint costs, partially offset by weak demand in retail and classified advertising.

Operating Income

For 2002 the Company reported operating income from continuing operations of $82.9 million compared to $43.4 million in 2001. The increase in operating income was due principally to the elimination of $21.6 million of amortization expense of certain intangible assets in 2002 related to the adoption of SFAS No. 142, savings of $15.3 million from lower newsprint costs, principally resulting from a 21.9 percent reduction in the average price per metric tonne of newsprint, and increased retail and national advertising revenue, particularly preprint revenue. The expense savings and advertising revenue increases were partially offset by increased labor costs, principally related to higher employee benefit costs, increased incentive compensation expense, and declines in classified advertising revenue.

Non-Operating Items

Interest income for 2002 decreased to $4.2 million from $7.6 million in 2001, primarily reflecting lower average interest rates on invested funds during the year.

The Company reported interest expense of $20.6 million in 2002 compared to $24.6 million in 2001, reflecting the benefit from fixed-to-variable interest rate swaps and the capitalization of interest costs associated with the newly constructed St. Louis production facility.

The Company reported a gain on marketable securities of $1.1 million in 2002 compared with a 2001 gain of $0.6 million. 2002 and 2001 results included a net loss on investments of $9.1 million and $5.6 million, respectively, to adjust the carrying value of certain non-operating investments.

The effective income tax rate from continuing operations for 2002 was 38.1 percent, compared to 37.9 percent in 2001.

Income from Continuing Operations

For 2002 the Company reported net income from continuing operations of $34.7 million, or $1.62 per diluted share, compared to $12.3 million, or $0.58 per diluted share, in 2001. The increase in 2002 income from continuing operations primarily reflected decreased operating expenses resulting from the absence of $21.6 million of amortization expense of certain intangible assets in 2002, a $15.3 million reduction in newsprint costs due principally to a 21.9 percent reduction in the average price per metric tonne of newsprint, lower interest expense reflecting the benefit of interest rate swap transactions, and increased retail and national advertising revenue, particularly preprint revenue. The expense savings and revenue increases were partially offset by higher labor costs and continued weakness in help wanted classified revenue.

Fully diluted weighted average shares of stock outstanding remained relatively unchanged at 21.4 million in 2002 compared to 2001. An increase in shares issued due to the exercise of employee stock options and the purchase of shares under the employee stock purchase plans was offset by a decrease in the number of common stock equivalents associated with a decline in the weighted average per share market stock price of the Company's common stock in 2002 compared to 2001. A 1.0 percent change in fully diluted shares of stock results in an approximate $0.02 change in fully diluted earnings per share.

Discontinued Operations

In 2002 the Company reported no gain or loss from discontinued operations compared to a loss of $1.6 million, or $0.08 per diluted share, in 2001. Discontinued operations in 2001 included the operating results and gain or loss on the sale of the Company's Troy, Ohio, and Petaluma, California newspapers, and St. Louis ISP business.

Liquidity and Capital Resources

As of December 31, 2003, the Company had a balance of unrestricted cash and marketable securities of $176.2 million compared with $194.4 million as of December 31, 2002.

At both December 31, 2003, and December 31, 2002, the Company had $306.0 million of outstanding debt pursuant to a loan agreement between PD LLC and a group of institutional lenders led by Prudential Capital Group (the "Loan"). The aggregate principal amount of the Loan is payable on April 28, 2009, and bears interest at an annual rate of 8.05 percent.

The agreements with respect to the Loan (the "Loan Agreements") contain certain covenants and conditions including the maintenance of cash flow and various other financial ratios, minimum net worth requirements and limitations on the incurrence of other debt. In addition, the Loan Agreements and the PD LLC Operating Agreement (the "Operating Agreement") require that PD LLC maintain a minimum reserve balance consisting of cash and investments in U.S. government securities, totaling approximately $54.8 million as of December 31, 2003. The Loan Agreements and the Operating Agreement provide for a $3.75 million quarterly increase in the minimum reserve balance through May 1, 2010, when the amount will total $150.0 million. There is no requirement for the Company to maintain the reserve balance subsequent to May 1, 2010.

The Company spent approximately $12.5 million on land, buildings and equipment in 2003. As of December 31, 2003, the Company had remaining capital commitments for buildings and equipment replacements of approximately $3.3 million. In addition, as of December 31, 2003, the Company had a capital contribution commitment of up to $7.1 million related to a limited partnership investment.

In order to build a stronger, more direct relationship with the readers of the *Post-Dispatch* and increase circulation, PD LLC has purchased a number of distribution businesses from independent carriers and dealers over the past four years, and it may continue to purchase additional distribution businesses from time to time in the future. As of December 31, 2003, PD LLC owned circulation routes covering approximately 75 percent of the *Post-Dispatch's* home delivery and single copy distribution in the newspaper's designated market.

The Company's Board of Directors previously authorized the repurchase of up to $100.0 million of Pulitzer Inc.'s outstanding capital stock. The Company's repurchase program provides for the purchase of both common and Class B common shares in either the open market or in privately negotiated transactions. As of December 31, 2003, the Company had repurchased under this authority 1,000,000 shares of Class B common stock and 532,857 shares of common stock for a combined purchase price of $62.2 million, leaving $37.8 million in remaining share repurchase authority.

The Company generally expects to generate sufficient cash from operations to cover capital expenditures, working capital requirements, stock repurchases, and dividend payments. Operating cash flows are dependent upon, among other things, the continued acceptance of newspaper advertising at current or increased levels and the availability and pricing of raw materials, principally newsprint.

Contractual Obligations

The Company's significant contractual obligations are set forth below.

Table of Contractual Obligations

	Payments due in				
	Total	2004	2005 and 2006	2007 and 2008	Beyond 2008
			(In millions)		
Contractual Obligations					
Long-term debt obligations	$306.0	$ 0.0	$ 0.0	$ 0.0	$306.0
Interest payments(1)	129.3	24.6	49.3	49.3	6.1
Consulting and executive employment agreements	4.0	3.0	1.0	0.0	0.0
Operating lease obligations	7.3	1.4	3.2	0.6	2.1
Purchase obligations for capital goods	3.1	3.1	0.0	0.0	0.0
Total(2)	$449.7	$32.1	$53.5	$49.9	$314.2

(1) Represents interest payments on the Company's long-term debt obligation absent any impact of interest rate swaps.

(2) Totals do not include:

(i) Future cash requirements for pension, post-retirement and post-employment obligations. The period in which these obligations will be settled in cash is not readily determinable and are subject to numerous future events and assumptions. The Company's estimate of cash requirements for these obligations in 2004 is approximately $7.9 million.

(ii) At December 31, 2003, other long-term liabilities consisted, principally, of deferred income taxes and deferred compensation. The Company does not expect deferred tax reversals to significantly impact expected tax payments in 2004. Deferred compensation payments are dependent on the timing of employee withdrawals. The deferred compensation liability is fully funded by an asset presented as Other — non-current in the Company's financial statements.

(iii) At December 31, 2003, the Company had an unfunded capital contribution commitment related to a limited partnership in which it is an investor of up to $7.1 million. The limited liability partnership (the "Partnership") controls the timing of partner contributions, which it uses to make investments. Accordingly, the Company does not know when capital contributions, if any, will be required. The capital contribution commitment expires on June 10, 2010.

(iv) The Company's obligations with respect to the PD LLC Operating Agreement. See — PD LLC Operating Agreement.

Cash Flows — 2003 Compared to 2002

Continuing Operations

Cash from operations is the Company's primary source of liquidity. Cash provided from operating activities for 2003 was $80.7 million compared to $98.2 million in 2002. The decrease was due, principally, to the timing of income tax payments and the payment of a security deposit related to an interest rate swap contract entered into in 2003 (in contrast, in 2002 the Company received the repayment of a swap-related security deposit when it terminated prior swap contracts). These uses of cash were partially offset by increased operating income in 2003 compared to 2002 and increases in trade accounts payable and accrued expenses.

Cash required for investing activities during 2003 was $126.7 million compared to $200.4 million in 2002. The decreased use of cash was due to the Company's expenditure of $37.1 million, net, for the purchase of

marketable securities in 2003 compared to the net purchase of $111.9 of marketable securities in 2002. In addition, cash used for capital expenditures decreased by $12.6 million in 2003 to $12.5 million due principally to the completion of the *Post-Dispatch's* new St. Louis production facility in 2002. These reductions in cash flows from investing activities were partially offset by a $15.9 million increase (to $44.0 million) in cash used for the discretionary funding of retirement benefits and an $8.3 million increase in cash required for acquisitions.

Cash required for financing activities during 2003 was $7.9 million compared to $10.0 million in 2002. The reduction was principally due to increased proceeds from the exercise of employee stock options.

Cash Flows — 2002 Compared to 2001

Continuing Operations

Cash provided from operating activities for 2002 was $98.2 million compared to $66.0 million in 2001. The increase was due, principally, to the timing of income tax payments and refunds, and the return of the security deposits related to terminated interest rate swap contracts. These sources of cash were partially offset by increased trade receivables and newsprint inventory balances, and reductions in trade accounts payable and accrued expenses.

Cash required for investing activities during 2002 was $200.4 million compared to $51.2 million generated in 2001. The increased use of cash was due to the Company's expenditure of $111.9 million, net, for the purchase of marketable securities in 2002. In 2001 the Company generated $126.1 million, net, from the sale of marketable securities. In addition, the Company made discretionary contributions of $28.1 million to fund long-term retirement obligations. Capital expenditures increased by $11.3 million in 2002 to $25.1 million due, principally, to increased expenditures related to the *Post-Dispatch's* expansion of its St. Louis production facility. In addition, the Company paid $9.7 million of acquisition payable costs related to the 1996 purchase of Scripps League Newspapers, which is now part of the PNI Group. These reductions in cash flows from investing activities were partially offset by a $32.0 million decrease in cash used for acquisitions and reduced investments in limited partnerships in 2002 versus 2001.

Cash required for financing activities during 2002 was $10.0 million compared to $12.0 million in 2001. The reduction was principally due to increased proceeds from the exercise of employee stock options.

Discontinued Operations

The Company reported no discontinued operations in 2002. In 2001 cash from operating activities of discontinued operations was $1.5 million, reflecting the net results of the operations of the PNI Group's newspapers in Troy, Ohio and Petaluma, California, and the ISP operations in St. Louis.

Cash from investing activities of discontinued operations was $19.5 million for 2001, reflecting proceeds from the sale of the of the PNI Group's newspapers in Troy, Ohio, and Petaluma, California, and the Company's ISP operations, less the cash used for capital expenditures for these properties.

Merger Agreement Indemnification

Pursuant to the Merger Agreement, Pulitzer Inc. is obligated to indemnify Hearst-Argyle Television, Inc. ("Hearst-Argyle") against losses related to: (i) on an after tax basis, certain tax liabilities, including (A) any transfer tax liability attributable to the Spin-off, (B) with certain exceptions, any tax liability of Old Pulitzer, or any subsidiary of Old Pulitzer attributable to any tax period (or portion thereof) ending on or before the closing date of the Merger, including tax liabilities resulting from the Spin-off, and (C) any tax liability of Pulitzer Inc. or any subsidiary of Pulitzer Inc.; (ii) liabilities and obligations under any employee benefit plans not assumed by Hearst-Argyle; and (iii) certain other matters as set forth in the Merger Agreement.

Internal Revenue Services Matters

In October 2001 the Internal Revenue Service ("IRS") formally proposed that Old Pulitzer's taxable income for the tax year ended March 18, 1999 be increased by approximately $80.4 million based on the assertion that Old Pulitzer was required to recognize a taxable gain in that amount as a result of the Spin-off. Pulitzer Inc. is obligated under the Merger Agreement to indemnify Hearst-Argyle against any tax liability attributable to the Spin-off and has the right to control any proceedings relating to the determination of such tax liability. If the IRS were completely successful in its proposed adjustment, the Company's indemnification obligation would be approximately $29.3 million, plus applicable interest. Any income tax indemnification payment would be recorded as an adjustment to additional paid-in capital, and any related interest expense would be reflected as a component of net income in the period recognized.

The Company does not believe that Old Pulitzer realized any taxable gain in connection with the Spin-off, and in January 2002, it contested the IRS' proposed increase in a formal written protest filed with the IRS Appeals Office. In a recent letter addressed to the Company's representatives, the IRS Appeals Officer indicated that he supports the position asserted by the IRS and is inclined to sustain substantially the entire amount of the IRS' proposed increase in Old Pulitzer's taxable income. The Company's representatives have responded to the IRS Appeals Officer's letter and are continuing their discussions regarding the Company's position. While there can be no assurance that the Company will completely prevail in its position, it continues to believe that the IRS' position is not supported by the facts or applicable legal authority. The Company intends to vigorously contest the IRS' determination and has not accrued any liability in connection with this matter. If the Company and the IRS are unable to resolve their differences in the IRS Appeals Office, the Company likely will pursue its case before the United States Tax Court.

Potential Income Tax Refund

On August 30, 2002, the Company, on behalf of Old Pulitzer, filed with the IRS amended federal corporate income tax returns for the years ended December 1997 and 1998 and March 1999 in which refunds of tax in the aggregate amount of approximately $8.1 million, plus interest, were claimed. These refund claims were based on the Company's contention that Old Pulitzer was entitled to deduct certain fees and expenses which it had not previously deducted and which Old Pulitzer had incurred in connection with its investigation of several strategic alternatives and potential transactions prior to its decision to proceed with the Broadcast Transaction. Under the Merger Agreement, the Company is entitled to any amounts recovered from the IRS as a result of these refund claims, although there can be no assurance that the IRS will approve all or any portion of these refund claims. Discussions between the Company's representatives and the IRS regarding these refund claims have only recently commenced, and no receivable has been recognized in connection with these refund claims. Any income tax refunds would be recorded as an adjustment to additional paid-in-capital, and any related interest received would be reflected as a component of net income in the period recognized.

Provision for Income Taxes

The Company has incurred capital losses that exceed capital gains available during the prescribed carry-back periods by approximately $2.2 million. The Company expects to generate capital gains of at least this amount during prescribed carry-forward periods. Accordingly, the Company has recognized the tax benefit of approximately $0.9 million associated with these capital losses.

PD LLC Operating Agreement

On May 1, 2000, Pulitzer Inc. and The Herald Company, Inc. ("Herald") completed the transfer of their respective interests in the assets and operations of the *Post-Dispatch* and certain related businesses to a new joint venture (the "Venture"), known as PD LLC. Pulitzer Inc. is the managing member of PD LLC. Under the terms of the operating agreement governing PD LLC (the "Operating Agreement"), Pulitzer Inc. and another subsidiary hold a 95 percent interest in the results of operations of PD LLC and Herald holds a

5 percent interest. Herald's 5 percent interest is reported as "Minority Interest in Net Earnings of Subsidiary" in the consolidated statements of income. Also, under the terms of the Operating Agreement, Herald received on May 1, 2000 a cash distribution of $306.0 million from PD LLC (the "Initial Distribution"). This distribution was financed by a $306.0 million borrowing by PD LLC (the "Loan"). Pulitzer Inc.'s entry into the Venture was treated as a purchase for accounting purposes.

During the first ten years of its term, PD LLC is restricted from making distributions (except under specified circumstances), capital expenditures and member loan repayments unless it has set aside out of its cash flow a reserve equal to the product of $15.0 million and the number of years since May 1, 2000, but not in excess of $150.0 million (the "Reserve"). PD LLC is not required to maintain the Reserve after May 1, 2010. On May 1, 2010, Herald will have a one-time right to require PD LLC to redeem Herald's interest in PD LLC, together with Herald's interest, if any, in another limited liability company in which Pulitzer Inc. is the managing member and which is engaged in the business of delivering publications and products in the greater St. Louis metropolitan area ("DS LLC"). The May 1, 2010 redemption price for Herald's interest will be determined pursuant to a formula yielding an amount which will result in the present value to May 1, 2000 of the after-tax cash flows to Herald (based on certain assumptions) from PD LLC, including the Initial Distribution and the special distribution described below, if any, and from DS LLC, being equal to $275.0 million. In the event that PD LLC has an increase in the tax basis of its assets as a result of Herald's recognizing taxable income from certain transactions effected under the agreement governing the contributions of Pulitzer Inc. and one of its subsidiaries and Herald to PD LLC and the Operating Agreement or from the transactions effected in connection with the organization of DS LLC, Herald generally will be entitled to receive a special distribution from PD LLC in an amount that corresponds, approximately, to the present value of the after-tax benefit to the members of PD LLC of the tax basis increase. Upon the termination of PD LLC and DS LLC, which will be on May 1, 2015 (unless Herald exercises the redemption right described above), Herald will be entitled to the liquidation value of its interests in PD LLC and DS LLC, to be paid in cash by Pulitzer Inc. That amount will be equal to the amount of Herald's capital accounts, after allocating the gain or loss that would result from a cash sale of PD LLC and DS LLC's assets for their fair market value at that time. Herald's share of such gain or loss generally will be 5 percent, but will be reduced (but not below 1 percent) to the extent that the present value to May 1, 2000 of the after-tax cash flows to Herald from PD LLC and from DS LLC, including the Initial Distribution, the special distribution described above, if any, and the liquidation amount (based on certain assumptions), exceeds $325.0 million.

The actual amount payable to Herald either on May 1, 2010 or upon the termination of PD LLC and DS LLC on May 1, 2015 will depend on such variables as future cash flows, the amounts of any distributions to Herald prior to such payment, PD LLC and DS LLC's rate of growth and market valuations of newspaper properties. While the amount of such payment cannot be predicted with certainty, Pulitzer Inc. currently estimates (assuming a 5 percent annual growth rate in Herald's capital accounts, no special distribution as described above and consistent newspaper property valuation multiples) that the amount of such payment would not exceed $100 million. Pulitzer Inc. further believes that it will be able to finance such payment either from available cash reserves or with the proceeds of a debt issuance.

New Accounting Pronouncements

In July 2001 FASB issued SFAS No. 141, *Business Combinations* ("SFAS No. 141"), and SFAS No. 142. SFAS No. 141 requires that all business combinations be accounted for under the purchase method. The statement further requires separate recognition of intangible assets that meet certain criteria. The statement applies to all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material impact on the consolidated results of operations, financial position or liquidity of the Company.

In 2002 the Company adopted SFAS No. 142, which requires an intangible asset that is acquired to be initially recognized and measured based on its fair value. The statement also provides that goodwill and other

indefinite-lived intangible assets should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to their carrying amount.

SFAS No. 142, among other things, eliminates the amortization of goodwill and certain identified intangible assets. The Company tests intangible assets, including goodwill, that are not subject to amortization for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, using a two step impairment assessment. The first step of the impairment test identifies potential impairment and compares the fair value with their carrying amount, including goodwill. The Company evaluates impairment at each of its St. Louis, PNI, and Tucson reporting units. If the fair value exceeds the carrying amount, goodwill is not considered impaired, and the second step of the impairment test is not necessary. If the carrying amount exceeds the fair value, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. In accordance with the provisions of SFAS No. 142, the Company conducted the first step of impairment tests as of the beginning of its 2002 fiscal year. The Company assessed the fair value by considering each reporting unit's expected future cash flows; recent purchase prices paid for entities within its industry, and the Company's market capitalization. The Company's discounted cash flow evaluation utilizes a discount rate that corresponds to the Company's weighted average cost of capital. Given consideration of these factors, the Company concluded that the fair value of each reporting unit exceeded the carrying amounts of its net assets and, accordingly, no impairment loss was recognized. Subsequent annual impairment tests indicate that the fair value of the reporting units continue to exceed their carrying amounts. Subsequent impairments, if any, would be classified as operating expense.

Upon adoption of SFAS No. 142, the transition provisions of SFAS No. 141, *Business Combinations,* also became effective. These transition provisions specify criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. Intangible assets that meet certain criteria will qualify for recording on the balance sheet and will be amortized in the income statement. Such intangible assets will be subject to a periodic impairment test based on estimated fair value. At the beginning of the Company's 2002 fiscal year, in accordance with the provisions of SFAS No. 142, the Company reclassified the net carrying value of certain intangible assets in the amount of $41.0 million to goodwill (See Note 6).

In 2001 the Company early adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144").* In accordance with the provisions of SFAS No. 144, the operations and related gains and losses on properties sold in 2001 have been presented as discontinued operations in the accompanying consolidated statements of income.

In June 2002 FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), which requires that a liability for a cost associated with exit or disposal activities be recognized and measured initially at fair value in the period in which the liability is incurred. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's consolidated financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* This pronouncement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements for fiscal years ending December 15, 2002 and for interim periods beginning after December 15, 2002, respectively, about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 did not have a material impact on the Company's consolidated financial condition or results of operations.

In April 2003 FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS No. 149"). SFAS No. 149 amends and clarifies financial accounting and reporting

for derivative instruments and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company's adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements.

In May 2003 FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS No. 150"). SFAS No. 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the applicable provisions of SFAS No. 150 during 2003 which did not have a material impact on the Company's consolidated financial condition or results of operations.

On November 7, 2003, the FASB issued Staff Position 150-3, which deferred indefinitely the application of those provisions of SFAS No. 150 associated with mandatorily redeemable financial instruments. Accordingly, the Company presents its consolidated results of operations, financial position, and cash flows absent any potential impact of SFAS No. 150. The Company cannot predict and, accordingly, is not able to determine what the ultimate impact on the Company's consolidated financial statements, if any, might be from future FASB action concerning SFAS No. 150.

In November 2002 FASB issued Financial Interpretation ("FIN") No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of the guarantee. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002. The Company's adoption of the measurement provisions of FIN No. 45 did not have a material impact on the consolidated financial statements.

In January 2003 FASB issued FIN No. 46, *Consolidation of Variable Interest Entities.* FIN No. 46 provides guidance surrounding consolidation based on controlling financial interest and provides new quantitative guidelines to various variable interest entities as defined in the statement. The interpretation applies immediately to variable interest entities created after January 31, 2003, and in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities acquired before February 1, 2003. In December 2003, FASB issued FIN No. 46R to clarify certain provisions of FIN No. 46. Application of FIN No. 46R is required for public entities that have interests in structures commonly referred to as "special-purpose entities" for periods ending after December 15, 2003. Application by public entities for all other types of variable interest entities is required for periods ending after March 15, 2004. The Company adopted the appropriate provisions of FIN No. 46 and No. 46R during 2003, which did not have a material impact on the consolidated financial statements. The Company does not believe it will be required to consolidate or disclose any information related to variable interest entities.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"), was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent (as that term is defined in the Act) to Medicare Part D. At present, detailed regulations necessary to implement the Act have not been issued. Additionally, certain accounting issues raised by the Act are not explicitly addressed in existing accounting literature, such as FASB Statement No. 106, *Employers' Accounting for Postretirement Benefits Other than Pensions.* FASB Staff Position 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* ("FSP 106-1"), which is effective for interim or annual financial statements for fiscal years which ended after December 7, 2003, permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Continued

As the Company uses a September 30, 2003 measurement date and the Act was enacted after the measurement date, the Company will be eligible to make the one time election to defer or adopt the provisions of FSP 106-1 during the quarter ended March 31, 2004. Accordingly, the Company's measures of the accumulated postretirement benefit obligation ("APBO") or net periodic postretirement benefit cost in the accompanying financial statements and footnotes do not reflect the effects of the Act on the plan. Based upon information currently available including the current provisions of the Company's plans, management believes the potential impact of adopting the Act will decrease the APBO by approximately $12 million and result in an annual benefit approximating $1.5 million. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the sponsor to change previously reported information.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Newsprint

The primary raw material used in the Company's operations is newsprint, representing 12.0 percent to 15.7 percent of operating expenses over the last five years. For 2003, the Company consumed approximately 102,000 metric tonnes of newsprint, including its 50 percent share related to the operations of TNI Partners. Based on the Company's current level of newspaper operations, expected annual newsprint consumption for 2004 is estimated to be in the range of 103,000 metric tonnes. Historically, newsprint has been subject to significant price fluctuations from year to year, unrelated in many cases to general economic conditions. In the last five years, the Company's average annual cost per metric tonne of newsprint has varied from its lowest price by approximately 27.8 percent. For every one dollar change in the Company's average annual cost per metric tonne of newsprint, 2004 pre-tax income would change by approximately $103,000, assuming annual newsprint consumption of 103,000 metric tonnes. The Company attempts to obtain the best price available by combining newsprint purchases for its different newspaper locations with those of other newspaper companies. The Company considers its relationship with newsprint producers to be good. The Company has not entered into derivative contracts for newsprint. The following chart illustrates fluctuations in newsprint price per metric tonne from January 2000 to December 2003 as calculated by Resources Information Systems, Inc. ("RISI"):



RISI West Coast $/MT Monthly Percentage Change (1)
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
Date
Feb-00
Apr-00
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Aug-03
Oct-03

(1) Percentage changes in RISI West Coast newsprint prices do not necessarily reflect the percentage changes in the Company's actual newsprint purchase prices.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — Continued

Loan/Swaps

At December 31, 2003, the Company had $306.0 million of outstanding debt pursuant to the Loan. The Loan bears interest at a fixed annual rate of 8.05 percent. Consequently, if held to maturity, the Loan will not expose the Company to market risks associated with general fluctuations in interest rates.

The Company is a party to two interest rate swap contracts that convert a portion of the Company's fixed rate debt to a variable rate. The interest rate swaps have a combined $150.0 million notional amount and mature on April 28, 2009. Under the terms of the agreements, the Company pays interest at a variable rate based upon LIBOR plus a combined adjustment average of 3.3392 percent and receives interest at a fixed rate of 8.05 percent. The floating interest rates re-price semiannually. The Company accounts for the swaps as fair value hedges and employs the short cut method. These transactions result in approximately 49 percent of the Company's long-term interest cost being subject to variable interest rates.

As of December 31, 2003, the fair value of the interest rate swaps represented an unrealized gain of $6.3 million, which is offset by an unrealized loss of $6.3 million on the related portion of the Company's long-term debt.

Changes in market interest rates may cause the Company to incur higher or lower net interest expense. For example, for every 1.0 percent change in the variable interest rates associated with the Company's interest swaps, the Company's interest expense would change by approximately $1.5 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements of Pulitzer Inc. and Subsidiaries are filed as part of this Annual Report on Form 10-K. Supplementary unaudited data with respect to the quarterly results of operations of the Company are set forth in the Notes to Consolidated Financial Statements.

PULITZER INC. AND SUBSIDIARIES

Independent Auditors' Report

Consolidated Statements of Income for each of the Three Years in the Period Ended December 31, 2003

Consolidated Statements of Financial Position at December 31, 2003, and December 31, 2002

Consolidated Statements of Stockholders' Equity for each of the Three Years in the Period Ended December 31, 2003

Consolidated Statements of Cash Flows for each of the Three Years in the Period Ended December 31, 2003

Notes to Consolidated Financial Statements for each of the Three Years in the Period Ended December 31, 2003

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Pulitzer Inc.:

We have audited the accompanying consolidated statements of financial position of Pulitzer Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

/s/ DELOITTE & TOUCHE LLP

Saint Louis, Missouri
February 20, 2004

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2003	2002	2001
	(In thousands, except earnings per share)		
OPERATING REVENUES — NET:			
Advertising:			
Retail	$120,205	$118,741	$118,738
National	29,000	26,706	26,049
Classified	122,638	125,777	132,134
Total	271,843	271,224	276,921
Preprints	63,249	55,935	47,679
Total advertising	335,092	327,159	324,600
Circulation	80,639	80,751	81,200
Other	6,933	8,050	7,706
Total operating revenues	422,664	415,960	413,506
OPERATING EXPENSES:			
Payroll and other personnel expense	181,422	180,027	174,626
Newsprint expense	43,368	41,055	56,372
Depreciation	14,613	14,286	14,330
Amortization	4,522	4,433	26,178
Other expenses	107,610	111,018	116,113
Total operating expenses	351,535	350,819	387,619
Equity in earnings of Tucson newspaper partnership (Note 4)	16,064	17,744	17,504
Operating income	87,193	82,885	43,391
Interest income	3,687	4,235	7,573
Interest expense	(20,395)	(20,593)	(24,609)
Net gain on marketable securities	502	1,100	602
Net loss on investments	(1,790)	(9,091)	(5,607)
Net other income (expense)	74	132	(204)
INCOME FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	69,271	58,668	21,146
PROVISION FOR INCOME TAXES (Note 13)	25,306	22,371	8,021
MINORITY INTEREST IN NET EARNINGS OF SUBSIDIARY (Note 4)	1,788	1,598	839
INCOME FROM CONTINUING OPERATIONS	42,177	34,699	12,286
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX (Note 5)			(1,624)
NET INCOME	$ 42,177	$ 34,699	$ 10,662
BASIC EARNINGS PER SHARE OF STOCK (Note 16):			
Income from continuing operations	$ 1.97	$ 1.63	$ 0.58
Loss from discontinued operations	0.00	0.00	(0.08)
Earnings per share	$ 1.97	$ 1.63	$ 0.50
Weighted average number of shares outstanding	21,404	21,279	21,192
DILUTED EARNINGS PER SHARE OF STOCK (Notes 15 and 16):			
Income from continuing operations	$ 1.95	$ 1.62	$ 0.58
Loss from discontinued operations	0.00	0.00	(0.08)
Earnings per share	$ 1.95	$ 1.62	$ 0.50
Weighted average number of shares outstanding	21,627	21,447	21,364

(Concluded)

See accompanying notes to consolidated financial statements.

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31, 2003	December 31, 2002
	(In thousands)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 27,552	$ 81,517
Marketable securities (Note 8)	148,644	112,877
Trade accounts receivable (less allowance for doubtful accounts of $3,843 and $4,004)	54,700	53,771
Inventory	7,566	6,165
Income taxes receivable	7,097	
Prepaid expenses and other	9,171	11,020
Total current assets	254,730	265,350
PROPERTIES:		
Land	9,758	9,275
Buildings	73,192	66,932
Machinery and equipment	156,425	152,727
Construction in progress	1,256	6,142
Total	240,631	235,076
Less accumulated depreciation	124,550	117,074
Properties — net	116,081	118,002
INTANGIBLE AND OTHER ASSETS:		
Goodwill (Note 6)	811,409	797,719
Intangible assets — net of amortization (Note 6)	37,217	38,210
Restricted cash and investments (Notes 8 and 9)	54,810	39,810
Other	35,426	28,155
Total intangible and other assets	938,862	903,894
TOTAL	$1,309,673	$1,287,246

(Continued)

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31, 2003	December 31, 2002
	(In thousands)	
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade accounts payable	$ 9,995	$ 9,419
Salaries, wages and commissions	15,595	15,708
Interest payable	3,582	3,893
Pension obligations (Note 10)	1,356	1,959
Other	9,766	8,823
Total current liabilities	40,294	39,802
LONG-TERM DEBT (Notes 9 and 18)	306,000	306,000
PENSION OBLIGATIONS (Note 10)	5,239	36,085
POSTRETIREMENT AND POSTEMPLOYMENT BENEFIT OBLIGATIONS (Note 11)	61,265	67,992
OTHER LONG-TERM LIABILITIES	45,431	22,149
COMMITMENTS AND CONTINGENCIES (Note 17)		
STOCKHOLDERS' EQUITY (Note 14):		
Preferred stock, $.01 par value; authorized — 100,000,000 shares in 2003 and 2002; issued and outstanding — none		
Common stock, $.01 par value; authorized — 100,000,000 shares in 2003 and 2002; issued — 9,682,134 in 2003 and 9,498,045 in 2002	97	95
Class B common stock, convertible, $.01 par value; authorized — 100,000,000 shares in 2003 and 2002; issued — 11,834,592 in 2003 and 11,835,242 in 2002	118	118
Additional paid-in capital	384,291	374,937
Retained earnings	477,437	450,653
Accumulated other comprehensive loss	(10,151)	(10,363)
Total	851,792	815,440
Unamortized restricted stock grant	(303)	(208)
Treasury stock — at cost; 1,061 and 330 shares of common stock in 2003 and 2002, respectively, and 0 shares of Class B common stock in 2003 and 2002	(45)	(14)
Total stockholders' equity	851,444	815,218
TOTAL	$1,309,673	$1,287,246

(Concluded)

See accompanying notes to consolidated financial statements.

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Unamortized Restricted Stock Grant	Total Stock-holders' Equity
				(In thousands)				
Balances at January 1, 2001	$94	$133	$427,214	$434,580	$ (368)	$(61,952)	$(100)	$799,601
Comprehensive income:								
Net income				10,662				10,662
Other comprehensive income(loss), net of tax:								
Minimum pension liability adjustment					(2,343)			(2,343)
Unrealized gain on marketable securities					229			229
Comprehensive income								8,548
Issuance of common stock grants			767					767
Common stock options exercised	1		1,787					1,788
Conversion of Class B common stock to common stock	2	(2)						
Common stock issued under Employee Stock Purchase Plan			658					658
Tax benefit from stock options exercised			221					221
Cash dividends declared $0.68 per Share of common and Class B common				(14,402)				(14,402)
Amortization of Restricted Stock							80	80
Purchase of treasury stock						(44)		(44)
Balances at December 31, 2001	97	131	430,647	430,840	(2,482)	(61,996)	(20)	797,217
Comprehensive income:								
Net income				34,699				34,699
Other comprehensive income(loss), net of tax:								
Minimum pension liability adjustment					(8,206)			(8,206)
Unrealized gain on marketable securities					325			325
Comprehensive income								26,818
Issuance of common stock grants			841					841
Common stock options exercised	1		4,090					4,091
Conversion of Class B common stock to common stock	2	(2)						
Common stock issued under Employee Stock Purchase Plan			904					904
Tax benefit from stock options exercised			328					328
Cash dividends declared $0.70 per Share of common and Class B common				(14,886)				(14,886)
			250				(250)	
Amortization of Restricted Stock							62	62
Retirement of Treasury Stock	(5)	(11)	(62,123)			62,139		
Purchase of treasury stock						(157)		(157)
Balances at December 31, 2002	95	118	374,937	450,653	(10,363)	(14)	(208)	815,218
Comprehensive income:								
Net income				42,177				42,177
Other comprehensive income(loss), net of tax:								
Minimum pension liability adjustment					311			311
Unrealized (loss) on marketable securities					(99)			(99)
Comprehensive income								42,389
Issuance of common stock grants			1,187					1,187
Common stock options exercised	2		6,583					6,585
Common stock issued under Employee Stock Purchase Plan			922					922
Tax benefit from stock options exercised			462					462
Cash dividends declared $0.72 per Share of common and Class B common				(15,393)				(15,393)
Restricted Stock Grant			200				(200)	
Amortization of Restricted Stock							105	105
Purchase of treasury stock						(31)		(31)
Balances at December 31, 2003	$97	$118	$384,291	$477,437	$(10,151)	$ (45)	$(303)	$851,444

(Continued)

See accompanying notes to consolidated financial statements.

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Class B Common Stock	
	Issued	Held in Treasury	Issued	Held in Treasury
	(In thousands)			
Share Activity:				
Balances at January 1, 2001	9,415	(528)	13,266	(1,000)
Common stock options exercised	44			
Conversion of Class B common stock to common stock	207		(207)	
Common stock issued under Employee Stock Purchase Plan	14			
Purchase of treasury stock		(1)		
Balances at December 31, 2001	9,680	(529)	13,059	(1,000)
Common stock options exercised	100			
Conversion of Class B common stock to common stock	224		(224)	
Common stock issued under Employee Stock Purchase Plan	20			
Restricted Stock Grant	6			
Retirement of treasury stock	(532)	532	(1,000)	1,000
Purchase of treasury stock		(3)		
Balances at December 31, 2002	9,498	0	11,835	0
Common stock options exercised	159			
Common stock issued under Employee Stock Purchase Plans	21			
Restricted Stock Grant	4			
Purchase of treasury stock		(1)		
Balances at December 31, 2003	9,682	(1)	11,835	0

(Concluded)

See accompanying notes to consolidated financial statements.

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2003	2002	2001
		(In thousands)	
CONTINUING OPERATIONS			
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income from continuing operations	$ 42,177	$ 34,699	$12,286
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation	14,613	14,286	14,330
Amortization	4,522	4,433	26,178
Stock-based compensation	1,292	903	847
Deferred income taxes	22,249	23,256	8,361
Gain on sale of assets	(502)	(1,100)	(602)
Net loss on investments	1,790	9,091	5,607
Changes in assets and liabilities (net of the effects of the purchase of properties) which provided (used) cash:			
Trade accounts receivable	(664)	(1,738)	969
Inventory	(1,398)	(1,041)	209
Other assets	(4,542)	3,162	(6,246)
Trade accounts payable and other liabilities	8,172	5,206	8,832
Income taxes (receivable)/payable	(7,033)	7,065	(4,722)
NET CASH FROM OPERATING ACTIVITIES	80,676	98,222	66,049
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(12,526)	(25,124)	(13,856)
Purchases of newspaper properties and routes, net of cash acquired	(17,424)	(9,117)	(41,130)
Acquisition payable		(9,707)	
Purchases of marketable securities	(335,554)	(218,118)	(19,824)
Sales of marketable securities	298,501	106,256	145,968
Cash received from gain on investment	825		
Investment in joint ventures and limited partnerships	(1,584)	(1,689)	(4,778)
Increase in restricted cash and investments	(15,000)	(15,000)	(15,000)
Discretionary funding of retirement obligations	(43,962)	(28,097)	
Decrease (increase) in notes receivable		200	(170)
NET CASH FROM INVESTING ACTIVITIES	(126,724)	(200,396)	51,210
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	(15,393)	(14,886)	(14,402)
Proceeds from exercise of stock options	6,585	4,091	1,788
Proceeds from employee stock purchase plan	922	904	658
Purchase of treasury stock	(31)	(157)	(44)
NET CASH FROM FINANCING ACTIVITIES	(7,917)	(10,048)	(12,000)
CASH FROM CONTINUING OPERATIONS	(53,965)	(112,222)	105,259

(Continued)

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2003	2002	2001
DISCONTINUED OPERATIONS			
Operating activities			1,532
Investing activities:			
Capital expenditures			(15)
Sale of properties			19,516
CASH FROM DISCONTINUED OPERATIONS			21,033
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(53,965)	(112,222)	126,292
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	81,517	193,739	67,447
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 27,552	$ 81,517	$193,739
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid (received) during the year for:			
Interest paid	$ 20,706	$ 21,586	$ 24,634
Interest received	(4,082)	(3,605)	(9,161)
Income taxes	10,941	2,003	3,914
Income tax refunds	(968)	(9,897)	(2,896)
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Issuance of restricted stock grants and restricted stock units	(2,271)	(1,130)	(1,350)
Retirement of treasury stock		(62,139)	

(Concluded)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

1. BASIS OF PRESENTATION

The consolidated financial statements reflect the results of Pulitzer Inc. and its subsidiaries and affiliated entities (collectively, the "Company") newspaper publishing and new-media operations located in 14 United States markets.

The Company's newspaper holdings include operations in St. Louis, Missouri, where the St. Louis *Post-Dispatch* LLC ("PD LLC") publishes the *St. Louis Post-Dispatch* (the *"Post-Dispatch"*) and Suburban Journals of Greater St. Louis LLC publishes the Suburban Journals, and in Tucson, Arizona, where Star Publishing Company ("Star Publishing") publishes the *Arizona Daily Star* (the *"Star"*). In Tucson, Star Publishing shares, on an equal basis, the combined results of the *Star* and the *Tucson Citizen* (the *"Citizen"),* published by Gannett Co., Inc. ("Gannett").

Pulitzer Newspapers, Inc. and its subsidiaries (the "PNI Group") publish 12 dailies that serve markets in the Midwest, Southwest and West, and more than 65 weekly newspapers, shoppers and niche publications.

Pulitzer Inc. was capitalized on March 18, 1999 with approximately $550.0 million in cash and all the other assets (other than broadcast assets) of Pulitzer Publishing Company ("Old Pulitzer") as a result of the Spin-off (as defined below) and is now operating the principal newspaper publishing and related new-media businesses formerly operated by Old Pulitzer (including its subsidiaries) and certain other newspapers acquired since the Broadcast Transaction (as defined below). Pulitzer Inc. was organized as a corporation in 1998 and, prior to the Spin-off, was a wholly owned subsidiary of Old Pulitzer. Prior to the Broadcast Transaction, Old Pulitzer was engaged in newspaper publishing and television and radio broadcasting.

Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of May 25, 1998 (the "Merger Agreement"), by and among Old Pulitzer, Pulitzer Inc. and Hearst-Argyle Television, Inc. ("Hearst-Argyle") on March 18, 1999, Hearst-Argyle acquired, through the merger (the "Merger") of Old Pulitzer with and into Hearst-Argyle, Old Pulitzer's television and radio broadcasting operations (collectively, the "Broadcasting Business") in exchange for the issuance to Old Pulitzer's stockholders of 37,096,774 shares of Hearst-Argyle's Series A common stock. Old Pulitzer's Broadcasting Business consisted of nine network-affiliated television stations and five radio stations owned and operated by Pulitzer Broadcasting Company and its wholly owned subsidiaries. Prior to the Merger, Old Pulitzer's newspaper publishing and related new media businesses were contributed to the Company in a tax-free "spin-off" to Old Pulitzer stockholders (the "Spin-off"). The Merger and Spin-off are collectively referred to as the "Broadcast Transaction."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation — The consolidated financial statements include the accounts of Pulitzer Inc and its subsidiary companies, all of which are wholly-owned except for Pulitzer Inc.'s (including another subsidiary) 95 percent interest in the results of operations of the PD LLC and STL Distribution Services LLC ("DS LLC"), a distribution company serving the St. Louis market (see Note 4). All significant intercompany transactions have been eliminated from the consolidated financial statements.

Revenue Recognition — Advertising revenue is recognized when ads are published. Circulation revenue is recognized when the newspaper is delivered to the customer. Other revenue is recognized when the product or service has been delivered.

Fiscal Year — The Company's fiscal year ends on the last Sunday of the calendar year. For 2003, the Company's fiscal year began on December 30, 2002 and ended on December 28, 2003. In 2003, 2002 and 2001, the fourth quarter was 13 weeks and the year was 52 weeks. For ease of presentation, the Company has presented December 31 as the year-end for each of the last three fiscal years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Cash Equivalents — For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities — Marketable securities consist of fixed income securities, including, but not limited to, debt securities issued by the U.S. government and related agencies, municipal securities, corporate securities and various asset-backed securities. Marketable securities are recorded at fair value with unrealized gains and losses reported, net of tax, as a component of other comprehensive income. The basis of cost used in determining realized gains and losses is specific identification. The fair value of all securities is determined by quoted market prices. All of the Company's marketable securities represent "available-for-sale" securities as defined by the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115.

Accounts receivable — The Company evaluates its allowances for uncollectable trade accounts receivable based on customers' credit history, payment trends, and other economic factors.

Inventory Valuation — Inventory, which consists primarily of newsprint, is stated at the lower of cost or market. In the first quarter of fiscal 2002, the Company changed its method of determining the cost of newsprint inventories from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method. The Company believes that the FIFO method better measures the current value of such inventories and provides a more appropriate matching of revenues and expenses. The effect of this change was immaterial to the consolidated financial results of the prior reporting periods of the Company and, therefore, did not require retroactive restatement of the results for those periods. Ink and other miscellaneous supplies are generally expensed as purchased.

Property and Depreciation — Property is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets. The Company depreciates buildings over 15 to 35 years and all other property over lives ranging from 3 to 15 years.

Intangible Assets Other Than Goodwill — Intangible assets other than goodwill are amortized over lives ranging from 4 to 23 years. In addition, the intangible asset relating to the Company's additional minimum pension liability under SFAS No. 87 is adjusted annually, as necessary, when a new determination of the amount of the additional minimum pension liability is made.

Long-Lived Assets — The Company considers the possible impairment of its properties and intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management periodically evaluates the recoverability of long-lived assets by reviewing the current and projected cash flows of each of its properties. If a permanent impairment were deemed to exist, any write-down would be charged to operations. For the periods presented, there has been no impairment.

Employee Benefit Plans — The Company and its subsidiaries have several noncontributory defined benefit pension plans covering a significant portion of their employees. Benefits under the plans are generally based on salary and years of service. The Company's liability and related expense for benefits under the plans are recorded over the service period of active employees based upon annual actuarial calculations. Plan funding strategies are influenced by tax regulations. Plan assets consist primarily of domestic and foreign corporate equity securities, government and corporate bonds, and cash.

The Company provides retiree medical and life insurance benefits under varying postretirement plans at several of its operating locations. In addition, the Company provides postemployment disability benefits to certain employee groups prior to retirement at the *Post-Dispatch*. The Company's liability and related expense for benefits under the postretirement plans are recorded over the service period of active employees based upon annual actuarial calculations. The Company accrues postemployment disability benefits when it becomes

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid.

Income Taxes — Deferred tax assets and liabilities are recorded for the expected future tax consequences of events that have been included in either the financial statements or tax returns of the Company. Under this asset and liability approach, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities by applying expected tax rates applicable to future years in which the differences are expected to reverse.

Stock-Based Compensation Plans — The Company applies the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations to account for its employee stock option plans. As a consequence, compensation expense is not recorded by the Company for the issuance of stock options or for shares purchased under the employee stock purchase plans.

Earnings Per Share of Stock — Basic earnings per share of stock are computed using the weighted average number of common and Class B common shares outstanding during the applicable period. Diluted earnings per share of stock are computed using the weighted average number of common and Class B common shares outstanding and common stock equivalents (see Note 16).

Segment Information — The Company aggregates its St. Louis operations and its PNI Group operations into one reportable segment, publishing.

Derivative Instruments and Hedging Activities — In June 1998 the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* which after being amended by SFAS Nos. 137 and 138, was effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities. The Company recorded no transition adjustment upon adoption of SFAS No. 133 on January 1, 2001.

In December 2001 and August 2003 the Company executed fixed-to-floating interest rate swap contracts in the current combined amount of $150.0 million. The swap contracts mature with the Company's debt on April 28, 2009. The Company accounts for all swaps as fair value hedges and employs the short cut method. These interest rate swap contracts have the effect of converting the interest cost for $150.0 million of the Company's debt from fixed rate to variable rate. As of December 28, 2003, approximately 49 percent of the Company's long-term interest cost is subject to variable rates.

In October 2002 the Company terminated other executed swap contracts totaling $75.0 million, resulting in a net gain of $5.0 million. The Company initially recognized the $5.0 million cash receipt, representing the increased fair value of the long-term debt at the date of the swap terminations, as an increase in long-term liabilities with subsequent, ratable amortization as a reduction of interest expense over the remaining life of the original interest rate swap contracts which would have expired on April 28, 2009.

New Accounting Pronouncements — In July 2001 FASB issued SFAS No. 141, *Business Combinations* ("SFAS No. 141"), and SFAS No. 142, *Goodwill and Other Intangible Assets ("SFAS No. 142")*. SFAS No. 141 requires that all business combinations be accounted for under the purchase method. The statement further requires separate recognition of intangible assets that meet certain criteria. The statement applies to all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material impact on the consolidated results of operations, financial position or liquidity of the Company.

In 2002 the Company adopted SFAS No. 142, which requires an intangible asset that is acquired to be initially recognized and measured based on its fair value. The statement also provides that goodwill and other

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

indefinite-lived intangible assets should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to their carrying amount.

SFAS No. 142, among other things, eliminates the amortization of goodwill and certain identified intangible assets. The Company tests intangible assets, including goodwill, that are not subject to amortization for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, using a two step impairment assessment. The first step of the impairment test identifies potential impairment and compares the fair value with their carrying amount, including goodwill. The Company evaluates impairment at each of its St. Louis, PNI, and Tucson reporting units. If the fair value exceeds the carrying amount, goodwill is not considered impaired, and the second step of the impairment test is not necessary. If the carrying amount exceeds the fair value, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. In accordance with the provisions of SFAS No. 142, the Company conducted the first step of impairment tests as of the beginning of its 2002 fiscal year. The Company assessed the fair value by considering each reporting unit's expected future cash flows; recent purchase prices paid for entities within its industry, and the Company's market capitalization. The Company's discounted cash flow evaluation utilizes a discount rate that corresponds to the Company's weighted average cost of capital. Given consideration of these factors, the Company concluded that the fair value of each reporting unit exceeded the carrying amounts of its net assets and, accordingly, no impairment loss was recognized. Subsequent annual impairment tests indicate that the fair value of the reporting units continue to exceed their carrying amounts. Subsequent impairments, if any, would be classified as an operating expense.

Upon adoption of SFAS No. 142, the transition provisions of SFAS No. 141 also became effective. These transition provisions specify criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. Intangible assets that meet certain criteria will qualify for recording on the balance sheet and will be amortized in the income statement. Such intangible assets will be subject to a periodic impairment test based on estimated fair value. At the beginning of the Company's 2002 fiscal year, in accordance with the provisions of SFAS No. 142, the Company reclassified the net carrying value of certain intangible assets in the amount of $41.0 million to goodwill (See Note 6).

In 2001 the Company early adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144")*. In accordance with the provisions of SFAS No. 144, the operations and related gains and losses on properties sold in 2001 have been presented as discontinued operations in the accompanying consolidated statements of income.

In June 2002 FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), which requires that a liability for a cost associated with exit or disposal activities be recognized and measured initially at fair value in the period in which the liability is incurred. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's consolidated financial condition or results of operations.

In December 2002 the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. This pronouncement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements for fiscal years ending December 15, 2002 and for interim periods beginning after December 15, 2002, respectively, about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

SFAS No. 148 did not have a material impact on the Company's consolidated financial condition or results of operations.

In April 2003 FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS No. 149"). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company's adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements.

In May 2003 FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS No. 150"). SFAS No. 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted certain provisions of SFAS No. 150 during 2003 which did not have a material impact on the Company's consolidated financial condition or results of operations.

On November 7, 2003, the FASB issued Staff Position 150-3, which deferred indefinitely the application of those provisions of SFAS No. 150 associated with the redemption of non-controlling interests in limited life entities. The provisions, as previously written, would have applied to Herald's five percent interest in the results of operations of PD LLC and DS LLC (See note 4). Accordingly, the Company presents its consolidated results of operations, financial position, and cash flows absent any potential impact of the deferred provisions of SFAS No. 150. The Company cannot predict and, accordingly, is not able to determine what the ultimate impact on the Company's consolidated financial statements, if any, might be from future FASB action concerning SFAS No. 150.

In November 2002 FASB issued Financial Interpretation ("FIN") No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of the guarantees. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002. The Company's adoption of the measurement provisions of FIN No. 45 did not have a material impact on the consolidated financial statements.

In January 2003 FASB issued FIN No. 46, *Consolidation of Variable Interest Entities.* FIN No. 46 provides guidance surrounding consolidation based on controlling financial interest and provides new quantitative guidelines to various variable interest entities as defined in the statement. The interpretation applies immediately to variable interest entities created after January 31, 2003, and in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities acquired before February 1, 2003. In December 2003, FASB issued FIN No. 46R to clarify certain provisions of FIN No. 46. Application of FIN No. 46R is required for public entities that have interests in structures commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities for all other types of variable interest entities is required for periods ending after March 15, 2004. The Company adopted the appropriate provisions of FIN No. 46 and No. 46R during 2003, which did not have a material impact on the consolidated financial statements. The Company does not believe it will be required to consolidate or disclose any information related to variable interest entities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"), was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent (as that term is defined in the Act) to Medicare Part D. At present, detailed regulations necessary to implement the Act have not been issued. Additionally, certain accounting issues raised by the Act are not explicitly addressed in existing accounting literature, such as FASB Statement No. 106, *Employers' Accounting for Postretirement Benefits Other than Pensions.* FASB Staff Position 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* ("FSP 106-1"), which is effective for interim or annual financial statements for fiscal years which ended after December 7, 2003, permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. As the Company uses a September 30, 2003 measurement date and the Act was enacted after the measurement date, the Company will be eligible to make the one time election to defer or adopt the provisions of FSP 106-1 during the quarter ended March 31, 2004. Accordingly, the Company's measures of the accumulated postretirement benefit obligation (the "APBO") or net periodic postretirement benefit cost in the accompanying financial statements and footnotes do not reflect the effects of the Act on the plan. Based upon information currently available including the current provisions of the Company's plans, management believes the potential impact of adopting the Act will decrease the APBO by approximately $12 million and result in an annual benefit approximating $1.5 million. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the sponsor to change previously reported information.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates

Reclassifications — Certain reclassifications have been made to the 2002 and 2001 consolidated financial statements to conform to the 2003 presentation.

3. STOCK-BASED EMPLOYEE COMPENSATION PLANS

At December 31, 2003, the Company has two stock-based employee compensation plans, which are described more fully in Note 15. The Company accounts for those plans under the recognition and measurement principals of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. Stock-based employee compensation cost associated with restricted stock grants and restricted stock awards is reflected in income for 2003, 2002 and 2001. No stock-based employee compensation cost is reflected in net income for stock option plans as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition

3. STOCK-BASED EMPLOYEE COMPENSATION PLANS — Continued

provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), to stock-based employee compensation.

	Year Ended December 31,		
	2003	2002	2001
	(In thousands, except earnings per share)		
Net income, as reported	$42,177	$34,699	$10,662
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	808	549	508
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(4,949)	(5,136)	(4,865)
Pro forma net income	$38,036	$30,112	$ 6,305
Pro forma earnings per share:			
Basic — as reported	$ 1.97	$ 1.63	$ 0.50
Basic — pro forma	$ 1.78	$ 1.42	$ 0.30
Pro forma earnings per share:			
Diluted — as reported	$ 1.95	$ 1.62	$ 0.50
Diluted — pro forma	$ 1.76	$ 1.40	$ 0.30

As required by SFAS No. 123, the Company has estimated the fair value of its option grants by using the binomial options pricing model with the following assumptions:

	Year Ended December 31,		
	2003	2002	2001
Expected life (years)	7	7	7
Risk-free interest rate	3.5%	4.5%	5.0%
Volatility	21.3%	27.0%	21.0%
Dividend yield	1.5%	1.5%	1.4%

4. AGENCY AGREEMENTS

PD LLC Operating Agreement

On May 1, 2000, Pulitzer Inc. and The Herald Company, Inc. ("Herald") completed the transfer of their respective interests in the assets and operations of the *Post-Dispatch* and certain related businesses to a new joint venture (the "Venture"), known as PD LLC. Pulitzer Inc. is the managing member of PD LLC. Under the terms of the operating agreement governing PD LLC (the "Operating Agreement"), Pulitzer Inc. and one of its subsidiaries hold a 95 percent interest in the results of operations of PD LLC and Herald holds a 5 percent interest. Herald's 5 percent interest is reported as "Minority Interest in Net Earnings of Subsidiary" in the consolidated statements of income. Also, under the terms of the Operating Agreement, Herald received on May 1, 2000 a cash distribution of $306.0 million from PD LLC (the "Initial Distribution"). This distribution was financed by a $306.0 million borrowing by PD LLC (the "Loan"). Pulitzer Inc.'s entry into the Venture was treated as a purchase for accounting purposes.

During the first ten years of its term, PD LLC is restricted from making distributions (except under specified circumstances), capital expenditures and member loan repayments unless it has set aside out of its cash flow a reserve equal to the product of $15.0 million and the number of years since May 1, 2000, but not in

4. AGENCY AGREEMENTS — Continued

excess of $150.0 million (the "Reserve"). PD LLC is not required to maintain the Reserve after May 1, 2010. On May 1, 2010, Herald will have a one-time right to require PD LLC to redeem Herald's interest in PD LLC, together with Herald's interest, if any, in another limited liability company in which Pulitzer Inc. is the managing member and which is engaged in the business of delivering publications and products in the greater St. Louis metropolitan area ("DS LLC"). The May 1, 2010 redemption price for Herald's interest will be determined pursuant to a formula yielding an amount which will result in the present value to May 1, 2000 of the after-tax cash flows to Herald (based on certain assumptions) from PD LLC, including the Initial Distribution and the special distribution described below, if any, and from DS LLC, being equal to $275.0 million. In the event that PD LLC has an increase in the tax basis of its assets as a result of Herald's recognizing taxable income from certain transactions effected under the agreement governing the contributions of Pulitzer Inc. and one of its subsidiaries and Herald to PD LLC and the Operating Agreement or from the transactions effected in connection with the organization of DS LLC, Herald generally will be entitled to receive a special distribution from PD LLC in an amount that corresponds, approximately, to the present value of the after-tax benefit to the members of PD LLC of the tax basis increase. Upon the termination of PD LLC and DS LLC, which will be on May 1, 2015 (unless Herald exercises the redemption right described above), Herald will be entitled to the liquidation value of its interests in PD LLC and DS LLC, to be paid in cash by Pulitzer Inc. That amount will be equal to the amount of Herald's capital accounts, after allocating the gain or loss that would result from a cash sale of PD LLC and DS LLC's assets for their fair market value at that time. Herald's share of such gain or loss generally will be 5 percent, but will be reduced (but not below 1 percent) to the extent that the present value to May 1, 2000 of the after-tax cash flows to Herald from PD LLC and from DS LLC, including the Initial Distribution, the special distribution described above, if any, and the liquidation amount (based on certain assumptions), exceeds $325.0 million.

The actual amount payable to Herald either on May 1, 2010 or upon the termination of PD LLC and DS LLC on May 1, 2015 will depend on such variables as future cash flows, the amounts of any distributions to Herald prior to such payment, PD LLC and DS LLC's rate of growth and market valuations of newspaper properties. While the amount of such payment cannot be predicted with certainty, Pulitzer Inc. currently estimates (assuming a 5 percent annual growth rate in Herald's capital accounts, no special distribution as described above and consistent newspaper property valuation multiples) that the amount of such payment would not exceed $100 million. Pulitzer Inc. further believes that it will be able to finance such payment either from available cash reserves or with the proceeds of a debt issuance.

Prior to May 1, 2000, the operations of the *Post-Dispatch* and certain related businesses, referred to as the "St. Louis Agency", were governed by the St. Louis Agency Agreement dated March 1, 1961, as amended, between Pulitzer Inc. and Herald. Under that agreement, Pulitzer Inc. and Herald generally shared the operating profits and losses, as well as capital expenditures of the *Post-Dispatch,* on a 50-50 basis.

TNI Partners

In Tucson, Arizona, a separate partnership, TNI Partners, ("TNI"), acting as agent for the Star Publishing and Gannett, is responsible for printing, delivery, advertising, and circulation of the *Star* and the *Citizen.* TNI collects all of the receipts and income relating to the *Star* and the *Citizen* and pays all operating expenses incident to the partnership's operations and publication of the newspapers. Each newspaper is solely responsible for its own news and editorial content. Net income or net loss of TNI is allocated equally to the Star Publishing and Gannett. The Company's 50 percent share of TNI's operating results is reported as "Equity in earnings of Tucson newspaper partnership" in the accompanying consolidated statements of income.

4. AGENCY AGREEMENTS — Continued

Summarized financial information for TNI is as follows:

	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002
	(In thousands)	
Current assets	$15,935	$17,102
Current liabilities	$ 9,315	$ 8,582
Partners' equity	$ 6,620	$ 8,520

	Year Ended December 31, 2003	2002	2001
	(In thousands)		
Operating revenues	$106,807	$104,578	$106,368
Operating income	$ 32,128	$ 35,488	$ 35,008
Company's share of operating income before depreciation, amortization, and general and administrative expenses(1)	$ 16,064	$ 17,744	$ 17,504

(1) The Company's share of *Star* depreciation, amortization, and general and administrative expenses are reported as operating expenses on the Company's consolidated statements of income. In aggregate, these amounts totaled $2.3 million per year for 2003, 2002 and 2001.

5. DISCONTINUED OPERATIONS

The Company did not sell any newspaper operations or other businesses in 2003 or 2002 and, as a result, did not report any gains or losses from discontinued operations during 2003 and 2002. In 2001 the Company recorded a net loss of $1.6 million related to the operation and sale of the newspapers located in Troy, Ohio, and Petaluma, California, and the operation and sale of the St. Louis Internet Access Provider ("ISP") business (the "Sale Transactions") and are presented as discontinued operations in the accompanying consolidated statements of income.

The net income/(loss) from discontinued operations, without allocation of any general corporate expense, is reflected in the consolidated statements of income as "Income (Loss) from Discontinued Operations, Net of Tax" and is summarized as follows:

	Year Ended December 31, 2001
	(In thousands)
Operating revenues	$ 2,466
Operating expenses	3,211
Operating loss	(745)
Interest expense	0
Loss on sale of assets	(2,671)
Loss before income taxes	(3,416)
Income tax benefit	1,792
Net loss	$ (1,624)

6. GOODWILL AND OTHER INTANGIBLE ASSETS

On December 31, 2001, the Company adopted SFAS No. 142 and the transition provisions of SFAS No. 141, as discussed in more detail in Note 2. As a result, the Company ceased amortizing goodwill and reclassified the December 31, 2001, carrying value of certain intangible assets to goodwill. Changes in the carrying amounts of goodwill and intangible assets for the Company for the year ended December 31, 2003 and 2002, were as follows:

	Goodwill	Intangible Assets
	(In thousands)	
Balance at December 31, 2001	$747,571	$ 83,268
Intangible assets reclassified to goodwill	41,034	(41,034)
Additions during the period	9,114	404
Amortization expense	—	(4,428)
Balance at December 31, 2002	$797,719	$ 38,210

	Goodwill	Intangible Assets
	(In thousands)	
Balance at December 31, 2002	$797,719	$38,210
Additions during the period	13,690	3,529
Amortization expense	—	(4,522)
Balance at December 31, 2003	$811,409	$37,217

As required by SFAS No. 142, the results for the prior years have not been restated. The reconciliation of reported net income and earnings per share to adjusted net income for the full year ended December 31, 2001, was as follows:

	(In thousands, except share data)
Reported net income	$10,662
Add back: goodwill amortization	13,680
Add back: intangible asset amortization reclassed to goodwill	1,033
Adjusted net income	$25,375
Basic EPS:	
Reported net income per share	$ 0.50
Add back: goodwill amortization	0.65
Add back: intangible asset amortization reclassed to goodwill	0.05
Adjusted net income per basic share	$ 1.20
Diluted EPS:	
Reported net income per share	$ 0.50
Add back: goodwill amortization	0.64
Add back: intangible asset amortization reclassed to goodwill	0.05
Adjusted net income per diluted share	$ 1.19

6. GOODWILL AND OTHER INTANGIBLE ASSETS — Continued

Other intangible assets at December 31, 2003 and December 31, 2002 were as follows:

	Cost	Accumulated Amortization	Net Cost
		(In thousands)	
December 31, 2003			
Other intangible assets:			
Advertising base	$33,552	$ 7,487	$26,065
Subscriber lists	23,300	14,040	9,260
Long-term pension asset	1,260		1,260
Non-compete agreements and other	5,341	4,709	632
Total other intangible assets	$63,453	$26,236	$37,217
December 31, 2002			
Other intangible assets:			
Advertising base	$31,816	$ 5,928	$25,888
Subscriber lists	22,024	11,387	10,637
Long-term pension asset	996		996
Non-compete agreements and other	5,088	4,399	689
Total other intangible assets	$59,924	$21,714	$38,210

Pretax amortization expense of other intangible assets for the year ended December 31, 2003, was $4.5 million, and over the next five years is estimated to be: $4.7 million for 2004, $4.6 million for 2005, $4.4 million for 2006, $2.4 million for 2007 and $1.9 million for 2008.

7. ACQUISITION AND DISPOSITION OF PROPERTIES

In 2003 Pulitzer Inc.'s subsidiaries acquired businesses, principally those focused on distribution operations in St. Louis, and weekly newspapers and niche publications that compliment the PNI Group's daily newspaper operations in Provo, Utah; Napa, California; Coos Bay, Oregon; and Rhinelander, Wisconsin, for an aggregate price of approximately $17.4 million. In 2002 Pulitzer Inc. subsidiaries acquired businesses, principally St. Louis newspaper distribution businesses, totaling $9.1 million.

In 2001 the Company recorded a pre-tax loss of $2.7 million related to the sale of newspapers located in Troy, Ohio and Petaluma, California, and the sale of the St. Louis ISP business (the "Sale Transactions"). These amounts are included in 2001 net income as a separate line, in combination with operating results for these businesses, as "Loss from Discontinued Operations, Net of Tax."

On January 31, 2001, the PNI Group acquired, in an asset purchase, *The Lompoc Record,* a daily newspaper located in Lompoc, California. In addition, during 2001, the PNI Group acquired several weekly newspapers (in separate transactions) that complement its daily newspapers in several markets. In 2001 the PD LLC also acquired several distribution businesses in St. Louis.

Pro forma results for the 2003, 2002, and 2001 acquisitions have not been provided because the impact is not significant to the Company's consolidated results of operations or financial position.

8. MARKETABLE SECURITIES

Investments classified as available-for-sale securities at December 31, 2003 and 2002 consisted of the following:

December 31, 2003:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Debt securities issued by the U.S. Government and agencies	$153,697	$257	$ (96)	$153,858
Corporate securities	31,467	141	(95)	31,513
Asset-backed and mortgage-backed Securities	15,371	162	(8)	15,525
Total investments(1)	$200,535	$560	$(199)	$200,896

December 31, 2002:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Debt securities issued by the U.S. Government and agencies	$115,472	$417		$115,889
Corporate securities	19,415	99	$(3)	19,511
Asset-backed and mortgage-backed Securities	7,971	6	—	7,977
Total investments(1)	$142,858	$522	$(3)	$143,377

(1) Fair value of investments includes $148.6 million and $52.3 million reported as marketable securities and restricted cash and investments, respectively, on the Company's Consolidated Statements of Financial Position at December 31, 2003, and $112.9 million and $30.5 million at December 31, 2002.

For the year ended December 31, 2003, proceeds from the sale of marketable securities were $298.5 million resulting in gross realized gains and losses of $550,000 and $48,000, respectively. In addition, net unrealized losses of $0.2 million, after tax, are included in accumulated other comprehensive income for the year ended December 31, 2003.

For the year ended December 31, 2002, proceeds from sales of marketable securities were $106.3 million, resulting in gross realized gains and losses of $1.1 million and $38,000, respectively. In addition, net unrealized gains of $0.3 million, after tax, are included in accumulated other comprehensive income for the year ended December 31, 2002.

The amortized cost and fair value of available-for-sale securities as of December 31, 2003 and 2002, by contractual maturity, are shown in the following tables. Contractual maturities may differ from actual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Asset-backed and mortgage-backed securities are not included in the maturity categories in the

8. MARKETABLE SECURITIES — Continued

following maturity summary, as actual maturities may differ from contractual maturities because the underlying mortgages may be called or prepaid without any penalties.

December 31, 2003:	Amortized Cost	Fair Value
	(In thousands)	
Due in one year or less	$ 71,891	$ 71,950
Due after one year through five years	113,273	113,420
Asset-backed and mortgage-backed securities	15,371	15,526
Total investments	$200,535	$200,896

December 31, 2002:	Amortized Cost	Fair Value
	(In thousands)	
Due in one year or less	$ 70,071	$ 70,100
Due after one year through five years	62,784	63,268
Due after five years through ten years	2,032	2,032
Asset-backed and mortgage-backed securities	7,971	7,977
Total investments	$142,858	$143,377

9. FINANCING ARRANGEMENTS

In connection with the Venture (see Note 4), on May 1, 2000, PD LLC borrowed $306.0 million (the "Loan") from a group of institutional lenders (the "Lenders") led by Prudential Capital Group, a division of The Prudential Insurance Company of America. The aggregate principal amount of the Loan is payable on April 28, 2009 and bears interest at an annual rate of 8.05 percent. The Loan is guaranteed by the Company pursuant to a Guaranty Agreement dated May 1, 2000 ("Guaranty Agreement") with the Lenders. In turn, pursuant to an Indemnity Agreement dated May 1, 2000 ("Indemnity Agreement") between Herald and Pulitzer Inc., Herald agreed to indemnify Pulitzer Inc. for any payments that Pulitzer Inc. may make under the Guaranty Agreement.

The terms of the Loan contain certain covenants and conditions including the maintenance of cash flow and various other financial ratios, minimum net worth requirements and limitations on the incurrence of other debt. In addition, the Loan agreement and the Operating Agreement require that PD LLC maintain a minimum reserve balance, consisting of cash and investments in U.S. government securities, totaling approximately $54.8 million as of December 31, 2003. The Loan agreement and the Operating Agreement provide for a $3.75 million quarterly increase in the minimum reserve balance through May 1, 2010, when the amount will total $150.0 million.

In December 2001 and August 2003 the Company executed fixed-to-floating interest rate swap contracts in the current combined amount of $150.0 million. The swap contracts mature with the Company's debt on April 28, 2009. The Company accounts for all swaps as fair value hedges and employs the short cut method. These interest rate swap contracts have the effect of converting the interest cost for $150.0 million of the Company's debt from fixed rate to variable rate. As of December 31, 2003, approximately 49 percent of the Company's long-term interest cost is subject to variable rates.

In October 2002 the Company terminated other swap contracts totaling $75.0 million, resulting in a net gain of $5.0 million. The Company initially recognized the $5.0 million cash receipt, representing the increased fair value of the long-term debt at the date of the swap terminations, as an increase in long-term

9. FINANCING ARRANGEMENTS — Continued

liabilities with subsequent, ratable amortization as a reduction of interest expense over the remaining life of the original interest rate swap contracts which would have expired on April 28, 2009.

As of December 31, 2003, the fair value of the interest rate swaps represented an unrealized gain of $6.3 million, which was offset by an unrealized loss of $6.3 million on the related portion of the long-term debt.

10. PENSION PLANS

The Company and its subsidiaries have several funded and unfunded noncontributory defined benefit pension plans that together cover a significant portion of their employees. Benefits under the plans are generally based on salary and years of service. The Company's liability and related expense for benefits under the plans are recorded over the service period of active employees based upon annual actuarial calculations. Plan funding strategies are influenced by tax regulations. Plan assets consist primarily of domestic and foreign corporate equity securities, government and corporate bonds, and cash.

The Company uses a September 30 measurement date for all of its pension plan obligations.

The pension cost components for the Company's pension plans are as follows:

	Year Ended December 31,		
	2003	2002	2001
		(In thousands)	
Service cost for benefits earned during the year	$ 4,366	$ 4,228	$ 3,775
Interest cost on projected benefit obligation	9,293	9,127	9,043
Expected return on plan assets	(9,862)	(10,379)	(10,003)
Amortization of prior service cost	313	284	284
Amortization of transition obligation	55	318	181
Amortization of (gain)/loss	401	25	(494)
Cost for special termination benefits	128	127	380
Net periodic pension cost	$ 4,694	$ 3,730	$ 3,166

10. PENSION PLANS — Continued

	Dec. 31 2003	Dec. 31 2002
	(In thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$147,224	$135,103
Service cost	4,366	4,228
Interest cost	9,293	9,127
Actuarial loss	7,499	7,556
Benefits paid	(8,767)	(8,917)
Plan amendments	559	0
Special termination benefits	128	127
Benefit obligation at end of year	160,302	147,224
Change in plan assets:		
Fair value of plan assets at beginning of year	97,721	99,828
Actual gain (loss) on plan assets	18,067	(4,572)
Employer contributions	12,597	11,382
Benefits paid	(8,767)	(8,917)
Fair value of plan assets at end of year	119,618	97,721
Funded status — benefit obligation in excess of plan assets	40,684	49,503
Unrecognized net actuarial loss	(26,733)	(27,843)
Unrecognized prior service cost	(1,362)	(1,115)
Unrecognized transition obligation	0	(55)
Net amount recognized as of September 30, 2003 measurement date	12,589	20,490
Fourth quarter contribution	(23,988)	(476)
Net amount recognized	$(11,399)	$ 20,014
Amounts recognized in the Statement of Financial Position consist of:		
Accrued benefit liability	$ 6,595	$ 38,044
Intangible asset (Note 6)	(1,260)	(996)
Accumulated other comprehensive income	(16,734)	(17,034)
Net amount recognized	$(11,399)	$ 20,014

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $160.3 million, $149.9 million and $119.6 million, respectively, at September 30, 2003, and were $147.2 million, $136.1 million and $97.7 million, respectively, at September 30, 2002.

Additional Information

	Year Ended December 31, 2003	Year Ended December 31, 2002
Increase/(decrease) in minimum liability included in other comprehensive income	$(311)	$8,206

10. PENSION PLANS — *Continued*

Assumptions

Weighed-average assumptions used to determine benefit obligations at December 31

	2003	2002
Discount rate	6.0%	6.5%
Rate of compensation increase	3.5%	3.75%

Weighed-average assumptions used to determine net periodic benefit cost for years ended December 31

	2003	2002	2001
Discount rate	6.5%	7.0%	7.5%
Expected long-term return on plan assets	8.5%	9.0%	8.5%
Rate of compensation increase	3.75%	4.0%	5.0%

The assumptions related to the expected long-term return on plan assets were developed through an analysis of historical market returns, current market conditions, and the fund's actual past experience in allocating among asset classes. The Company uses estimates for future market returns that are lower than actual long-term historical returns in order to reflect recent market activity and the potential that future returns may be lower than long-term historical trends would indicate.

Plan Assets

The weighted-average asset allocation of the Company's pension fund at December 31, 2003 and 2002, was as follows:

Asset Allocation versus Policy Allocation

Asset Classes	Policy Allocation	Allocation of Plan Assets at December 31 2003	2002
Equities	65% to 70%	68%	67%
Bonds	35% to 30%	32%	33%
Total	100%	100%	100%

The Pulitzer Statement of Investment Policy outlines the governance structure for decision making, sets investment objectives and restrictions, and establishes criteria for selecting and evaluating investment managers. The use of derivatives is strictly prohibited, except on a case-by-case basis where the manager has a proven capability, and only to hedge quantifiable risks such as exposure to foreign currencies. An Investment Committee, consisting of Company executives and supported by independent consultants, is responsible for monitoring compliance with the Investment Policy.

The pension fund holds no Company securities (common stock or other), directly or through separate accounts.

10. PENSION PLANS — Continued

Cash Flows

Contributions

Based on the Company forecast at December 31, 2003, the Company expects to contribute $1.4 million to the pension plan in 2004.

Estimated Future Benefit Payments

The Company anticipates future benefit payments, which reflect future service, to be paid from the pension trust as follows:

Year	Pension Benefits (In millions)
2004	$ 9.6
2005	9.6
2006	9.6
2007	9.7
2008	9.8
Years 2009-2013	$51.1

Certain of the Company's employees participate in multi-employer retirement plans sponsored by their respective unions. Amounts charged to operations, representing the Company's required contributions to these plans, were approximately $0.8 million in both 2003 and 2002, and approximately $0.9 million in 2001. These amounts have been recognized as an operating expense.

The Company also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees. Contributions by the Company amounted to approximately $2.1 million for 2003, 2002 and 2001.

11. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The Company provides retiree medical and life insurance benefits under varying postretirement plans at several of its operating locations. The level and adjustment of participant contributions vary depending on the specific postretirement plan. In addition, the PD LLC provides postemployment disability benefits to certain employee groups prior to retirement at the *Post-Dispatch.* The Company's liability and related expense for benefits under the postretirement plans are recorded over the service period of active employees based upon annual actuarial calculations. The Company accrues postemployment disability benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid.

The Company uses a September 30 measurement date for all of its postretirement plans.

11. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS — Continued

The net periodic postretirement benefit cost components for the Company's postretirement plans are as follows:

	Year Ended December 31,		
	2003	2002	2001
	(In thousands)		
Service cost for benefits earned during the year	$2,327	$ 2,006	$ 1,732
Interest cost on projected benefit obligation	6,680	6,292	6,380
Expected return on plan assets	(766)	0	0
Amortization of prior service cost	10	(1,143)	(1,143)
Amortization of net gain	360	360	360
Net periodic postretirement benefit cost	$8,611	$ 7,515	$ 7,329

For 2003, 2002 and 2001, the Company made postretirement benefit payments of $5.4 million, $5.9 million, and $5.3 million, respectively.

	Dec. 31 2003	Dec. 31 2002
	(In thousands)	
Benefit obligation at beginning of year	$106,378	$ 92,525
Service cost	2,327	2,006
Interest cost	6,680	6,292
Actuarial loss	13,225	11,326
Benefits paid	(5,518)	(5,771)
Benefit obligation at end of year	123,092	106,378
Change in Plan Assets:		
Fair value of plan assets at beginning of year	14,472	0
Actual return on plan assets	651	472
Employer contributions	13,485	19,770
Benefits paid	(5,518)	(5,770)
Fair Value of Plan assets at end of year	23,090	14,472
Funded status	100,002	91,906
Unrecognized net actuarial loss	(29,701)	(16,065)
Unrecognized prior service cost	15	(652)
Net amount recognized as of 9/30/03 measurement date	70,316	75,189
Fourth quarter contribution	(12,743)	(10,669)
Net amount recognized — accrued benefit cost	$ 57,573	$ 64,520

11. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS — Continued

Assumptions

Weighed-average assumptions used to determine benefit obligations at December 31

	2003	2002
Discount rate	6.0%	6.5%
Rate of Compensation increase	3.5%	3.75%

Weighed-average assumptions used to determine net periodic benefit cost for years ended December 31

	2003	2002	2001
Discount rate	6.5%	7.0%	7.5%
Expected long-term return on plan assets	4.0%	4.0%	N/A

The assumptions related to the expected long-term return on plan assets were developed through an analysis of historical market returns and current market conditions. The Company uses estimates for future market returns that are lower than actual long-term historical returns in order to reflect recent market activity and the potential that future returns may be lower than long-term historical trends would indicate.

Assumed health care cost trend rates at December 31

	2003	2002
Health care cost trend rate assumed for next year		
— Indemnity plans	13.0%	8.5%
— PPO plans	12.0%	7.5%
— HMO plans	10.0%	7.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.5%	5.5%
Year that the rate reaches the ultimate trend rate	2014	2012

Administrative costs related to indemnity plans were assumed to increase at a constant annual rate of 6.0 percent for 2003, 2002 and 2001.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on reported amounts for 2003:

	Continuing Operations 1-percentage-point	
	Increase	Decrease
	(In thousands)	
Effect on net periodic postretirement benefit cost	$ 1,467	$ (1,163)
Effect on postretirement benefit obligation	$16,839	$(13,023)

11. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS — Continued

Plan Assets

The weighted-average asset allocation of the Company's postretirement fund at December 31, 2003 and 2002, was as follows:

Asset Allocation versus Policy Allocation

Asset Classes	Policy Allocation	Allocation of Plan Assets at December 31, 2003	2002
Equities	0%	0%	0%
Bonds	100%	100%	100%
Total	100%	100%	100%

The Pulitzer Statement of Investment Policy outlines the governance structure for decision making, sets investment objectives and restrictions, and establishes criteria for selecting and evaluating investment managers. The use of derivatives is strictly prohibited, except on a case-by-case basis where the manager has a proven capability, and only to hedge quantifiable risks such as exposure to foreign currencies. An Investment Committee, consisting of Company executives and supported by independent consultants, is responsible for monitoring compliance with the Investment Policy.

The postretirement fund holds no Company securities (common stock or other), directly or through separate accounts.

The Company's postemployment benefit obligation, representing certain disability benefits at the *Post-Dispatch,* was $3.7 million and $3.5 million at December 31, 2003 and 2002, respectively.

Cash Flows

Contributions

Based on its forecast at December 31, 2003, the Company expects to contribute $6.5 million to its postretirement plans in 2004.

Estimated Future Benefit Payments

The Company anticipates future benefit payments, which reflect future services, to be paid either with future contributions to the plan or directly from plan assets, as follows:

Year	Benefit Plans (In millions)
2004	$ 6.5
2005	6.6
2006	7.0
2007	7.3
2008	7.6
Years 2009-2013	$41.8

See Note 2 for a discussion of the effect which the 2003 Medicare Law may have on the liabilities and annual expenses associated with of the Company's postemployment and postretirement benefit plans.

12. RELATED PARTY TRANSACTIONS

The Company retained, and incurred costs for legal services provided by a law firm in which a director of the Company is a partner in the approximate amounts of $1.6 million, $1.1 million and $1.3 million in 2003, 2002 and 2001, respectively. The Company retained and compensated a financial advisory services firm, in which another director of the Company is an executive officer, in the approximate amount of $0.2 million per year in 2003, 2002 and 2001.

13. INCOME TAXES

Provisions for income taxes consist of the following for continuing operations:

	Continuing Operations Year Ended December 31,		
	2003	2002	2001
		(In thousands)	
Current:			
Federal	$ 2,931	$ (815)	$2,460
State and local	126	(70)	172
Deferred:			
Federal	21,335	21,420	5,037
State and local	914	1,836	352
Total	$25,306	$22,371	$8,021

Factors causing effective tax rates to differ from the statutory Federal income tax rate were:

	Continuing Operations Year Ended December 31,			Discontinued Operations Year Ended December 31,
	2003	2002	2001	2001
Statutory rate	35%	35%	35%	(35)%
Amortization of intangibles			8	1
Book basis of goodwill in excess of tax				(14)
State and local income taxes and other	2	3	(5)	(4)
Total	37%	38%	38%	(52)%

13. INCOME TAXES — Continued

The Company's deferred tax assets and liabilities, net, which have been included in other assets or other liabilities in the consolidated statements of financial position, consisted of the following:

	December 31, 2003	December 31, 2002
	(In thousands)	
Deferred tax assets:		
Pensions and employee benefits	$ 8,363	$13,822
Postretirement benefit costs	22,187	24,805
Other	3,715	3,868
Total	34,265	42,495
Deferred tax liabilities:		
Depreciation	16,765	15,115
Amortization	44,232	31,932
Total	60,997	47,047
Net deferred tax liability	$(26,732)	$(4,552)

The Company had no valuation allowance for deferred tax assets as of year-end 2003 and 2002.

14. STOCKHOLDERS' EQUITY

Each share of Pulitzer Inc.'s common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes on all matters. As of December 31, 2003, holders of outstanding shares of Class B common stock represented 92.4 percent of the combined voting power of Pulitzer Inc., with holders of common stock representing the balance of the voting power. As of December 31, 2003, holders of approximately 95.5 percent of the outstanding shares of Class B common stock representing 88.3 percent of the combined voting power have deposited their shares in a voting trust (the "Voting Trust"). Each share of Class B common stock is convertible into one share of common stock at the holder's option subject to the limitations imposed by the Voting Trust on the shares of Class B common stock deposited thereunder. The Voting Trust permits the conversion of the Class B common stock deposited in the Voting Trust into common stock in connection with certain permitted transfers, including, without limitation, sales which are exempt from the registration requirements of the Securities Act of 1933, as amended, sales which meet the volume and manner of sale requirements of Rule 144 promulgated thereunder and sales which are made pursuant to registered public offerings.

The trustees generally hold all voting rights with respect to the shares of Class B common stock subject to the Voting Trust; however, in connection with certain matters, including any proposal for a merger, consolidation, recapitalization or dissolution of Pulitzer Inc. or disposition of all or substantially all its assets, the calling of a special meeting of stockholders and the removal of directors, the Trustees may not vote the shares deposited in the Voting Trust except in accordance with written instructions from the holders of the Voting Trust Certificates. The Voting Trust may be terminated with the written consent of holders of two-thirds in interest of all outstanding Voting Trust Certificates. Unless extended or terminated by the parties thereto, the Voting Trust expires on March 18, 2009.

In 2003, 2002, and 2001 Pulitzer Inc. declared and paid cash dividends of $0.72, $0.70, and $0.68, respectively, per share of common stock and Class B common stock.

14. STOCKHOLDERS' EQUITY — Continued

On July 16, 1999, the Pulitzer Inc. Board of Directors approved the repurchase of up to $50.0 million of its common stock in the open market. On May 1, 2000, Pulitzer Inc. announced that its Board of Directors had authorized the repurchase of an additional $50.0 million of its common stock. During the third quarter of 2000, the Board of Directors amended repurchase program to provide for both the purchase of Class B shares and the purchase of shares in privately negotiated transactions. On August 16, 2000, Pulitzer Inc. purchased 1,000,000 shares of Class B common stock from Michael E. Pulitzer, the Company's Chairman of the Board, for approximately $40.1 million. As of December 31, 2003, Pulitzer Inc. had repurchased 1,000,000 shares of Class B common stock and 532,857 shares of common stock for a combined purchase price of approximately $62.2 million, leaving $37.8 million in remaining stock repurchase authority. The repurchased shares have been included in treasury stock of the Company. In 2002, Pulitzer Inc. retired 531,796 shares of common stock and 1,000,000 shares of Class B common stock held in treasury stock. No shares were retired in 2003.

15. COMMON STOCK PLANS

On May 22, 2003, Pulitzer Inc.'s stockholders approved the adoption of the Pulitzer Inc. 2003 Incentive Plan (the "2003 Incentive Plan"). The 2003 Incentive Plan combines the Pulitzer Inc. 1999 Stock Option Plan (the "Predecessor Option Plan") and the Pulitzer Inc. 1999 Key Employees' Restricted Stock Purchase Plan (the "Predecessor Stock Plan") into a single restated plan. The 2003 Incentive Plan authorizes Pulitzer Inc. to make equity and cash incentive awards to eligible employees and directors of Pulitzer Inc. and its subsidiaries, including stock options, stock appreciation rights, restricted stock and restricted stock unit grants, performance shares, and performance-based cash incentive awards. Pulitzer Inc. may issue up to 4.5 million shares of common stock under the 2003 Incentive Plan, reduced by the combined number of shares issued under the Predecessor Option Plan and the Predecessor Stock Plan (together, the "Predecessor Plans"). Other limitations apply to annual awards that may be made to or earned by individual participants. The Compensation Committee of the Board of Directors administers the 2003 Incentive Plan.

As of December 31, 2003, of the 4.5 million shares reserved for issuance under the 2003 Incentive Plan (including the Predecessor Plans), 1,399,147 shares remained available for future awards.

Stock Options

Under the 2003 Incentive Plan, options to purchase 3,000 shares of common stock were automatically granted each non-employee director on the day following the 2003 annual meeting of Pulitzer Inc. stockholders. Similar option grants were made in prior years under the Predecessor Plan Option Plan. In the future, non-employee directors will no longer be entitled to receive automatic annual option grants; however, the Board of Directors, in its discretion, may elect to grant options to non-employee directors at any time and from time to time. Within limits, the Compensation Committee (or the Board of Directors in the case of options granted to non-employee directors), acting in its discretion, determines the terms and conditions of options granted under the 2003 Incentive Plan. In general, the exercise price of an option may not be less than the market value of the shares covered by the option on the date it is granted, except that the minimum exercise price is 85% of market value in the case of options granted to employees that are not "incentive stock options" under the Internal Revenue Code. Unless terminated sooner, options granted under the 2003 Incentive Plan expire if they are not exercised within ten years after they are granted.

15. COMMON STOCK PLANS — Continued

Stock option transactions under the 2003 Incentive Plan (including the Predecessor Option Plan) are summarized as follows:

	Shares	Price Range	Weighted Average Price
Common Stock Options:			
Outstanding, January 1, 2001	1,490,508	$37.31-$46.31	$41.31
Granted (weighted average value at grant date of $13.01)	561,857	$43.76-$54.20	$48.92
Canceled	(25,373)	$39.69-$43.87	$42.48
Exercised	(44,510)	$39.69-$43.87	$40.16
Outstanding, December 31, 2001	1,982,482	$37.31-$54.20	$41.31
Granted (weighted average value at grant date of $13.43)	466,324	$42.86-$54.70	$43.41
Canceled	(67,936)	$39.69-$50.45	$45.47
Exercised	(100,607)	$39.69-$50.45	$40.66
Outstanding, December 31, 2002	2,280,263	$37.31-$54.70	$43.53
Granted (weighted average value at grant date of $13.32)	578,141	$42.49-$52.92	$51.58
Canceled	(66,576)	$42.86-$53.15	$45.71
Exercised	(158,758)	$39.69-$50.45	$41.88
Outstanding, December 31, 2003	2,633,070	$37.31-$54.70	$45.36
Exercisable, December 31, 2003	1,616,871	$37.31-$54.70	$43.19

Restricted Stock Awards

As indicated in the preceding section relating to stock options, the 2003 Incentive Plan also restated and replaced the Predecessor Stock Plan. Under the 2003 Incentive Plan, the Company may issue shares of common stock or rights to acquire shares of common stock to employees, directors and other personnel on such terms and conditions and subject to such restrictions as the Compensation Committee (or the Board of Directors in the case of awards to non-employee directors), in its discretion, determines. Ordinarily, restricted stock is issued for nominal consideration and is subject to forfeiture conditions and transfer restrictions during a specified period of time contingent on continuing employment or service with the Company and/or upon the attainment of performance goals. The principal distinction between restricted stock awards and restricted stock unit awards is that, in the case of a unit award, no shares are issued to the participant unless and until the vesting criteria are satisfied. Under current accounting rules, compensation equal to the fair market value of the common stock covered by a restricted stock or restricted stock unit award is recognized over the forfeitability period or the vesting period, as the case may be.

Under the 2003 Incentive Plan (including the Predecessor Stock Plan), the Company granted restricted stock unit awards for 41,067, 20,533 and 28,000 shares of common stock for the years ended December 31, 2003, 2002 and 2001, at a price of $50.44, $42.86 and $48.22, respectively.

15. COMMON STOCK PLANS — Continued

Restricted stock and restricted stock unit transactions under the 2003 Incentive Plan (including the Predecessor Stock Plan) are summarized as follows:

	Shares	Price Range	Weighted Average Price
Common Stock Grants:			
Outstanding, January 1, 2001	9,054	$39.88–$42.88	$40.68
Canceled	(1,033)	$41.88–$42.88	$41.99
Outstanding, December 31, 2001	8,021	$39.88–$42.88	$40.51
Granted	5,949	$42.03–$42.03	$42.03
Canceled	(660)	$41.88–$42.88	$42.40
Exercised	(6,020)	$39.88–$39.88	$39.88
Outstanding, December 31, 2002	7,290	$41.31–$42.88	$42.10
Granted	3,946	$50.69–$50.69	$50.69
Canceled	(572)	$41.31–$42.88	$42.54
Exercised	(421)	$41.88–$41.88	$41.88
Outstanding Stock Grants, December 31, 2003	10,243	$42.03–$50.69	$45.39
Outstanding Stock Units, December 31, 2003	139,680	$39.88–$53.06	$45.87

The Company maintains employee stock purchase plans (the "Purchase Plans") that allow eligible employees to authorize payroll deductions for the periodic purchase of Pulitzer Inc.'s common stock at a price generally equal to 85 percent of the common stock's then fair market value. In general, all employees of the Company are eligible to participate in the Purchase Plans following their respective hire dates. Subject to appropriate adjustment for stock splits and other capital changes, Pulitzer Inc. may sell a total of 600,000 shares of its common stock under the Purchase Plans. Shares sold under the Purchase Plans may be either authorized and unissued or held by Pulitzer Inc. in its treasury. Pulitzer Inc. sold and issued 20,735, 19,712, and 14,080 shares of common stock under the Purchase Plans for 2003, 2002 and 2001, respectively. As of December 31, 2003, of the 600,000 shares reserved for issuance under the Purchase Plans, 514,248 shares remained available for future sale.

16. EARNINGS PER SHARE

Weighted average shares of common and Class B common stock and common stock equivalents used in the calculation of basic and diluted earnings per share are summarized as follows:

	Year Ended December 31,		
	2003	2002	2001
	(In thousands)		
Weighted average shares outstanding (Basic EPS)	21,404	21,279	21,192
Common stock equivalents (Note 15)	223	168	172
Weighted average shares and equivalents (Diluted EPS)	21,627	21,447	21,364

Common stock equivalents included in the Diluted EPS calculation were determined using the treasury stock method for the potential dilutive impact of stock options, restricted stock and restricted stock units. Under the treasury stock method and SFAS No. 128, *Earnings per Share,* outstanding stock options are dilutive when the average market price of Pulitzer Inc. common stock exceeds the option price during a period. In addition, proceeds from the assumed exercise of dilutive options along with the related tax benefit

16. EARNINGS PER SHARE — Continued

are assumed to be used to repurchase common shares at the average market price of such stock during the period.

17. COMMITMENTS AND CONTINGENCIES

Capital Commitments

At December 31, 2003, the Company had construction and equipment commitments of approximately $3.1 million.

Investment Commitments

At December 31, 2003, the Company had an unfunded capital contribution commitment related to a limited partnership in which it is an investor of up to $7.1 million.

Rental Expense and Lease Commitments

Rental expense for 2003, 2002 and 2001 amounted to $2.0 million, $2.6 million and $2.6 million, respectively. Approximate future minimum annual real estate lease payments are as follows:

	(In thousands)
2004	$1,408
2005	1,249
2006	1,103
2007	840
2008	627
Later years	2,091
Total	$7,318

Merger Agreement Indemnification

Pursuant to the Merger Agreement, Pulitzer Inc. is obligated to indemnify Hearst-Argyle Television, Inc. ("Hearst-Argyle") against losses related to: (i) on an after tax basis, certain tax liabilities, including (A) any transfer tax liability attributable to the Spin-off, (B) with certain exceptions, any tax liability of Old Pulitzer, or any subsidiary of Old Pulitzer attributable to any tax period (or portion thereof) ending on or before the closing date of the Merger, including tax liabilities resulting from the Spin-off, and (C) any tax liability of Pulitzer Inc. or any subsidiary of Pulitzer Inc.; (ii) liabilities and obligations under any employee benefit plans not assumed by Hearst-Argyle, and (iii) certain other matters as set forth in the Merger Agreement.

Tax Contingency

In October 2001 the Internal Revenue Service ("IRS") formally proposed that Old Pulitzer's taxable income for the tax year ended March 18, 1999 be increased by approximately $80.4 million based on the assertion that Old Pulitzer was required to recognize a taxable gain in that amount as a result of the Spin-off. Pulitzer Inc. is obligated under the Merger Agreement to indemnify Hearst-Argyle against any tax liability attributable to the Spin-off and has the right to control any proceedings relating to the determination of such tax liability. If the IRS were completely successful in its proposed adjustment, Pulitzer Inc.'s indemnification obligation would be approximately $29.3 million, plus applicable interest. Any income tax indemnification

17. COMMITMENTS AND CONTINGENCIES — Continued

payment would be recorded as an adjustment to additional paid-in capital, and any related interest expense would be reflected as a component of net income in the period recognized.

The Company does not believe that Old Pulitzer realized any taxable gain in connection with the Spin-off, and in January 2002, it contested the IRS' proposed increase in a formal written protest filed with the IRS Appeals Office. In a recent letter addressed to the Company's representatives, the IRS Appeals Officer indicated that he supports the position asserted by the IRS and is inclined to sustain substantially the entire amount of the IRS' proposed increase in Old Pulitzer's taxable income. The Company's representatives have responded to the IRS Appeals Officer's letter and are continuing their discussions regarding the Company's position. While there can be no assurance that the Company will completely prevail in its position, it continues to believe that the IRS' position is not supported by the facts or applicable legal authority. The Company intends to vigorously contest the IRS' determination and has not accrued any liability in connection with this matter. If the Company and the IRS are unable to resolve their differences in the IRS Appeals Office, the Company likely will pursue its case before the United States Tax Court.

Potential Income Tax Refund

On August 30, 2002, the Company, on behalf of Old Pulitzer, filed with the IRS amended federal corporate income tax returns for the years ended December 1997 and 1998 and March 1999 in which refunds of tax in the aggregate amount of approximately $8.1 million, plus interest, were claimed. These refund claims were based on the Company's contention that Old Pulitzer was entitled to deduct certain fees and expenses which it had not previously deducted and which Old Pulitzer had incurred in connection with its investigation of several strategic alternatives and potential transactions prior to its decision to proceed with the Broadcast Transaction. Under the Merger Agreement, the Company is entitled to any amounts recovered from the IRS as a result of these refund claims, although there can be no assurance that the IRS will approve all or any portion of these refund claims. Discussions between the Company's representatives and the IRS regarding these refund claims have only recently commenced, and no receivable has been recognized in connection with these refund claims. Any income tax refunds would be recorded as an adjustment to additional paid-in-capital, and any related interest received would be reflected as a component of net income in the period recognized.

Provision for Income Taxes

The Company has incurred capital losses that exceed capital gains available during the prescribed carry-back periods by approximately $2.2 million. The Company expects to generate capital gains of at least this amount during prescribed carry-forward periods. Accordingly, the Company has recognized the tax benefit of approximately $0.9 million associated with these capital losses.

PD LLC Operating Agreement Contingent Payments

See Note 4 regarding certain obligations of PD LLC and Pulitzer Inc. in respect of the Venture.

Legal Contingencies

A group of independent carriers engaged in the business of delivering the *Post-Dispatch* pursuant to a home delivery contract has filed suit against Pulitzer Inc., PD LLC and Suburban Journals LLC (collectively the "Defendants") in the Missouri Circuit Court, Twenty-Second Judicial Circuit (City of St. Louis). Plaintiffs' Third Amended Petition sets forth three claims for relief. First, the petition alleges that the decision to purchase the Suburban Journals with their separate delivery system and separate carriers breached the plaintiffs' exclusive territorial delivery rights under the plaintiffs' contract. The petition further alleges that

17. COMMITMENTS AND CONTINGENCIES — Continued

PD LLC and Suburban Journals LLC are alter egos of Pulitzer Inc. and that Pulitzer Inc. on its own and through its control, ownership and authority over its alter egos violated the exclusive territory of the plaintiffs. Finally, the petition alleges that the purchase of the Suburban Journals and certain other conduct tortiously interfered with the plaintiffs' contractual relationship. The plaintiffs seek unspecified damages in excess of $25,000, plus punitive damages in an unspecified amount for the alleged tortious interference. The Defendants have denied any liability, are vigorously defending the suit and believe that they have meritorious defenses and, therefore, the Company has not accrued a liability in connection with this lawsuit. While the ultimate outcome of litigation cannot be predicted with certainty, management, based on its understanding of the facts, does not believe the ultimate resolution of this litigation will have a materially adverse effect on the Company's consolidated financial position. However, depending upon the period of resolution, such effect could be material to the consolidated financial results of an individual period.

The Company has been involved, from time to time, in various claims and lawsuits incidental to the ordinary course of its business, including such matters as libel, slander and defamation actions, complaints alleging discrimination, and product distribution practices. While the ultimate outcome of litigation cannot be predicted with certainty, management, based on its understanding of the facts, does not believe the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations. However, depending upon the period of resolution, such effects could be material to the consolidated financial results of an individual period.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has estimated the following fair value amounts for its financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents, Marketable Securities, Accounts Receivable and Accounts Payable — The carrying amounts of these items are a reasonable estimate of their fair value.

Long-Term Debt and Interest Rate Swaps — Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for the Company's long-term debt. As of December 31, 2003, the fair-values were:

	Carrying Value	Fair Value
	(In thousands)	
Long-term debt	$316,389	$338,359
Deferred gain on interest rate swap terminations	(4,088)	
Interest rate swaps (asset)	(6,301)	(6,301)
Total	$306,000	$332,058

The fair value estimates presented herein are based on pertinent information available to management as of year-end 2003. Although management is not aware of any facts that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ from the amounts presented herein.

19. NEWSPAPER PUBLISHING REVENUES

The Company's consolidated newspaper publishing revenues from continuing operations consist of the following for the years ended:

	Year Ended December 31,		
	2003	2002	2001
		(In thousands)	
St. Louis Operations	$303,918	$298,543	$299,776
PNI Group	118,746	117,417	113,730
Total	$422,664	$415,960	$413,506

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

Operating results for the years ended December 31, 2003 and 2002 by quarters are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In thousands, except earnings per share)				
2003					
OPERATING REVENUES — NET	$98,232	$107,112	$103,252	$114,068	$422,664
NET INCOME	$ 7,056	$ 11,428	$ 9,380	$ 14,313	$ 42,177
BASIC EARNINGS PER SHARE OF STOCK (Note 16):	$ 0.33	$ 0.53	$ 0.44	$ 0.67	$ 1.97
DILUTED EARNINGS PER SHARE OF STOCK (Note 16):	$ 0.33	$ 0.53	$ 0.43	$ 0.66	$ 1.95

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In thousands, except earnings per share)				
2002					
OPERATING REVENUES — NET	$100,043	$103,997	$103,541	$108,379	$415,960
NET INCOME	$ 6,823	$ 6,973	$ 8,672	$ 12,231	$ 34,699
BASIC EARNINGS PER SHARE OF STOCK (Note 16):	$ 0.32	$ 0.33	$ 0.41	$ 0.57	$ 1.63
DILUTED EARNINGS PER SHARE OF STOCK (Note 16):	$ 0.32	$ 0.32	$ 0.40	$ 0.57	$ 1.62

Net income and earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net income and earnings per share may not equal the total for the year.

* * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Pulitzer Inc.:

We have audited the consolidated financial statements of Pulitzer Inc. and its subsidiaries (the "Company") as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated February 20, 2004 (which expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of a new accounting principle); such report is included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of Pulitzer Inc. and its subsidiaries, listed in the accompanying index at Item 15(a)2.(ii). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Saint Louis, Missouri
February 20, 2004

SCHEDULE II

PULITZER INC. AND SUBSIDIARIES

Schedule II — Valuation & Qualifying Accounts & Reserves

For The Years Ended December 31, 2003, 2002 & 2001

Description	Balance At Beginning Of Period	Charged to Costs & Expenses	Charged to Other Accounts	Deductions	Balance At End Of Period
			(In thousands)		
Year Ended December 31, 2003					
Valuation Accounts:					
Allowance for Doubtful Accounts	$ 4,004	$ 3,150	$555(a)	$ 3,866(b)	$ 3,843
Reserves:					
Accrued (Prepaid) Medical Plan	(3,030)	16,015		13,530(c)	(545)
Workers Compensation	2,254	1,736		3,058	932
Year Ended December 31, 2002					
Valuation Accounts:					
Allowance for Doubtful Accounts	$ 6,024	$ 5,206	$506(a)	$ 7,732(b)	$ 4,004
Reserves:					
Accrued (Prepaid) Medical Plan	(207)	5,738		8,561(c)	(3,030)
Workers Compensation	2,592	2,518		2,856	2,254
Year Ended December 31, 2001					
Valuation Accounts:					
Allowance for Doubtful Accounts Continuing Operations	$ 2,587	$ 6,968	$338(a)	$ 3,869(b)	$ 6,024
Reserves:					
Accrued Medical Plan	916	3,971		5,094(c)	(207)
Workers Compensation	1,194	3,403		2,005	2,592

(a) Account reinstated, cash recoveries.

(b) Account written off

(c) Amount represents:

	2003	2002	2001
Claims paid	$11,439	$6,291	$4,350
Prepaid contributions	789	1,460	0
Service fees	1,302	810	744
	$13,530	$8,561	$5,094

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company's management, including the President and Chief Executive Officer and Senior Vice President-Finance and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Company's President and Chief Executive Officer and Senior Vice President-Finance concluded that the Company's disclosure controls and procedures are effective in alerting them to material information, on a timely basis, required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors which could significantly affect internal controls subsequent to the date the Company's management carried out its evaluation.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information set forth under the caption "Management" in the Company's definitive Proxy Statement to be used in connection with the 2004 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the caption "Executive Compensation" in the Company's definitive Proxy Statement to be used in connection with the 2004 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the caption "Principal Stockholders" in the Company's definitive Proxy Statement to be used in connection with the 2004 Annual Meeting of Stockholders is incorporated herein by reference.

EQUITY COMPENSATION PLANS

The following table provides information as of the last day of the 2003 fiscal year regarding securities issued under the Company's equity compensation plans that were in effect during fiscal 2003:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,772,750	$43.07	1,399,147
Equity compensation plans not approved by security holders	0	0	0
Total	2,772,750	$43.07	1,399,147

(1) Includes 139,680 restricted stock units.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth under the caption "Compensation Committee Interlocks and Insider Participation" in the Company's definitive Proxy Statement to be used in connection with the 2004 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the captions "Audit Fees," "Audit-Related Fees," "Tax Fees" and "All Other Fees" in the Company's definitive Proxy Statement to be used in connection with the 2004 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) DOCUMENT LIST

1. Financial Statements

The following financial statements are set forth in Part II, Item 8 of this Annual Report.

PULITZER INC. AND SUBSIDIARIES:

(i) Independent Auditors' Report.

(ii) Consolidated Statements of Income for each of the Three Years in the Period Ended December 31, 2003.

(iii) Consolidated Statements of Financial Position at December 31, 2003, and December 31, 2002.

(iv) Consolidated Statements of Stockholders' Equity for each of the Three Years in the Period Ended December 31, 2003.

(v) Consolidated Statements of Cash Flows for each of the Three Years in the Period Ended December 31, 2003.

(vi) Notes to Consolidated Financial Statements for each of the Three Years in the Period Ended December 31, 2003.

2. Supplementary Data and Financial Statement Schedules

(i) Supplementary unaudited data with respect to quarterly results of operations is set forth in Part II, Item 8 of this Annual Report.

(ii) Financial Statement Schedule II - Valuation & Qualifying Accounts & Reserves, and opinion thereon are set forth in Part II, Item 8 of this Annual Report.

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

3. Exhibits Required by Securities and Exchange Commission Regulation S-K

(a) The following exhibits are filed as part of this Annual Report:

Exhibit No.	
3.2	— Amended and Restated By-laws of Pulitzer Inc.
10.45	— Robert C. Woodworth Restricted Stock Unit Award dated as of December 10, 2003.
10.46	— Form of Restricted Stock Unit Award for Robert C. Woodworth dated as of December 10, 2003.
10.47	— Robert C. Woodworth Stock Option Award dated as of December 10, 2003.
10.48	— Form of Stock Option Award for Robert C. Woodworth dated as of December 10, 2003.
10.49	— Stock Option Award for Alan G. Silverglat dated as of December 10, 2003.
10.50	— Form of Stock Option Award for Alan G. Silverglat dated as of December 10, 2003.
10.51	— Pulitzer Inc. 2003 Incentive Plan
10.52	— Mark G. Contreras Restricted Stock Award Dated October 29, 2003.
21	— Subsidiaries of Registrant.
23	— Independent Auditors' Consent.
24	— Power of Attorney.
31.1	— Certification by Robert C. Woodworth, President and Chief Executive Officer of Pulitzer Inc., pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, in connection with Pulitzer Inc.'s Annual Report on Form 10-K for the year ended December 28, 2003.
31.2	— Certification by Alan G. Silverglat, Senior Vice President-Finance and Chief Financial Officer of Pulitzer Inc., pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, in connection with Pulitzer Inc.'s Annual Report on Form 10-K for the year ended December 28, 2003.
32.1	— Certification by Robert C. Woodworth, President and Chief Executive Officer of Pulitzer Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with Pulitzer Inc.'s Annual Report on Form 10-K for the year ended December 28, 2003.
32.2	— Certification by Alan G. Silverglat, Senior Vice President-Finance and Chief Financial Officer of Pulitzer Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with Pulitzer Inc.'s Annual Report on Form 10-K for the year ended December 28, 2003.

(b) The following exhibits are incorporated herein by reference:

Exhibit No.	
3.1	— Restated Certificate of Incorporation of Pulitzer Inc. (viii)
4.1	— Form of Pulitzer Inc. Common Stock Certificate. (viii)
9.1	— Pulitzer Inc. Voting Trust Agreement, dated as of March 18, 1999, between the holders of voting trust certificates and Michael E. Pulitzer, Emily Rauh Pulitzer, Ronald H. Ridgway, Cole C. Campbell, David E. Moore and Robert C. Woodworth. (ix)
10.1	— Agreement, dated March 1, 1961, effective January 1, 1961, between The Pulitzer Publishing Company, a Missouri corporation, and the Globe-Democrat Publishing Company, as amended on September 4, 1975, April 12, 1979 and December 22, 1983. (viii)
10.2.1	— Amended and Restated Joint Operating Agreement, dated December 22, 1988, between Star Publishing Company and Citizen Publishing Company. (viii)
10.2.2	— Partnership Agreement, dated December 22, 1988, between Star Publishing Company and Citizen Publishing Company. (viii)
10.3.1	— Amendment, dated September 16, 1997, to Pulitzer Retirement Savings Plan. (v)
10.3.2	— Amendment, dated January 28, 1997, to Pulitzer Retirement Savings Plan. (iv)
10.3.3	— Amendment, dated October 30, 1996, to Pulitzer Retirement Savings Plan. (iv)
10.3.4	— Amendment, dated July 31, 1996, to Pulitzer Retirement Savings Plan. (iv)
10.3.5	— Amendment, dated October 25, 1995, to Pulitzer Retirement Savings Plan. (iv)
10.3.6	— Amendment, dated October 25, 1995, to Pulitzer Retirement Savings Plan. (ii)
10.3.7	— Amendment, dated January 24, 1995, to Pulitzer Retirement Savings Plan. (i)
10.3.8	— Amended and Restated Pulitzer Retirement Savings Plan. (i)
10.4.1	— Amendment, dated October 25, 1995, to Pulitzer Publishing Company Pension Plan. (iv)
10.4.2	— Amended and Restated Pulitzer Publishing Company Pension Plan. (i)
10.5.1	— Amendment, dated October 29, 1997, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan. (viii)
10.5.2	— Amendment, dated June 23, 1992, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan. (viii)
10.5.3	— Amendment, dated January 1, 1992, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan. (viii)
10.5.4	— Amendment, dated January 18, 1990, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan. (viii)
10.5.5	— Amendment, dated October 26, 1989, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan. (viii)
10.5.6	— Amendment, dated November 6, 1987, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan. (viii)
10.5.7	— Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan dated March 18, 1986. (viii)
10.5.8	— Amendment, dated January 29, 2003, to the Pulitzer Inc. Supplemental Executive Benefit Pension Plan. (xviii)
10.6	— Employment Agreement, dated October 1, 1986, between the Pulitzer Publishing Company and Joseph Pulitzer, Jr. (viii)
10.7	— Stock Purchase Agreement by and among Pulitzer Publishing Company and Mr. Edward W. Scripps, Mrs. Betty Knight Scripps, and the Edward W. Scripps and Betty Knight Scripps Charitable Remainder Unitrust dated as of May 4, 1996. (iii)

Exhibit No.

10.8	— Split Dollar Life Insurance Agreement, dated December 27, 1996, between Pulitzer Publishing Company and Richard A. Palmer, Trustee of the Michael E. Pulitzer 1996 Life Insurance Trust. (iv)
10.9	— Split Dollar Life Insurance Agreement, dated December 31, 1996, between Pulitzer Publishing Company and Rebecca H. Penniman and Nicholas G. Penniman V, Trustees of the Nicholas G. Penniman IV Irrevocable 1996 Trust. (iv)
10.10	— Amended and Restated Agreement and Plan of Merger by and among Pulitzer Publishing Company, Pulitzer Inc. and Hearst-Argyle Television, Inc., dated as of May 25, 1998. (vi)
10.11	— Contribution and Assumption Agreements, dated as of March 18, 1999 by and between Pulitzer Publishing Company and Pulitzer Inc. (ix)
10.12	— Letter Agreement, dated May 25, 1998, by and among Pulitzer Publishing Company, Pulitzer Inc. and Hearst-Argyle Television, Inc. (viii)
10.13	— Letter Agreement, dated March 18, 1999, between Pulitzer Inc. and Emily Rauh Pulitzer. (ix)
10.14	— Letter Agreement, dated March 18, 1999, between Pulitzer Inc. and David E. Moore. (ix)
10.15	— Pulitzer Inc. Registration Rights Agreement. (ix)
10.16	— Pulitzer Inc. 1999 Key Employees' Restricted Stock Purchase Plan. (viii)
10.17	— Pulitzer Inc. 1999 Stock Option Plan. (viii)
10.18	— Pulitzer Inc. 1999 Employee Stock Purchase Plan. (viii)
10.19	— Employment Agreement, dated December 18, 1998, between Pulitzer Inc. and Robert C. Woodworth. (vii)
10.20	— Employment Agreement, dated August 26, 1998 between Pulitzer Inc. and Terrance C.Z. Egger. (viii)
10.21	— Employment and Consulting Agreement, dated as of June 1, 1999, between Pulitzer Inc. and Michael E. Pulitzer. (x)
10.22	— Employment Agreement, dated as of June 1, 1999, between Pulitzer Inc. and Ronald H. Ridgway. (x)
10.23	— Split Dollar Life Insurance Agreement, dated as of June 16, 1999, by and among Pulitzer Inc. and James E. Elkins and Diana K. Walsh. (x)
10.24	— Split Dollar Life Insurance Agreement, dated as of June 24, 1999, by and among Pulitzer Inc. and Tansy K. Ridgway and Brian H. Ridgway. (x)
10.25	— Asset Purchase Agreement, as of October 4, 1999, by and between The Chronicle Publishing Company and Pulitzer Inc. (x)
10.26	— Joint Venture Agreement, dated as of May 1, 2000, among Pulitzer Inc., Pulitzer Technologies, Inc., The Herald Company, Inc. and St. Louis Post-Dispatch LLC. (xi)
10.27	— Operating Agreement of St. Louis Post-Dispatch LLC, dated as of May 1, 2000. (xi)
10.28	— Indemnity Agreement, dated as of May 1, 2000, between The Herald Company, Inc. and Pulitzer Inc. (xi)
10.29	— St. Louis Post-Dispatch LLC Note Agreement, dated as of May 1, 2000. (xii)
10.30	— Pulitzer Inc. Guaranty Agreement, dated as of May 1, 2000. (xii)
10.31	— License Agreement, dated as of May 1, 2000, by and between Pulitzer Inc. and St. Louis Post-Dispatch LLC. (xii)
10.32	— Non-Confidentiality Agreement, dated as of May 1, 2000. (xii)
10.33	— Asset Sale and Purchase Agreement among Journal Register Company, Journal Register East, Inc., Suburban Newspapers of Greater St. Louis, LLC, Journal Company, Inc. and Pulitzer Inc. and SLSJ LLC dated as of June 24, 2000. (xiii)

Exhibit No.	
10.34	— Pulitzer Inc. Deferred Compensation Plan. (xiv)
10.35	— Pulitzer Inc. 2000 Stock Purchase Plan, as Amended and Restated. (xiv)
10.36	— Robert C. Woodworth Restricted Stock Unit Award dated December 11, 2000. (xiv)
10.37	— Amendment No. 1 dated as of June 1, 2001, to Operating Agreement of St. Louis Post-Dispatch LLC, dated May 1, 2000. (vx)
10.38	— Pulitzer Inc. Executive Transition Plan. (xvi)
10.39	— Pulitzer Inc. Annual Incentive Compensation Plan. (xvi)
10.39.1	— Amendment 2002-1 of Pulitzer Inc. Annual Incentive Plan. (xviii)
10.40	— Robert C. Woodworth Restricted Stock Unit Award dated as of December 6, 2001. (xvii)
10.41	— Split Dollar Life Insurance Agreement Dated as of January 24, 2002, by and among Pulitzer, Inc. and Robert C Woodworth. (xvii)
10.42	— Robert C. Woodworth Restricted Stock Unit Award dated as of December 11, 2002. (xviii)
10.43	— Robert C. Woodworth Restricted Stock Unit Award dated as of February 21, 2003. (xviii)
10.44	— Form of Stock Option Award for Robert C. Woodworth and Alan G. Silverglat dated as of February 21, 2003. (xviii)
10.45	— Robert C. Woodworth Restricted Stock Unit Award dated as of December 10, 2003.
10.46	— Form of Restricted Stock Unit Award for Robert C. Woodworth dated as of December 10, 2003.
10.47	— Robert C. Woodworth Stock Option Award dated as of December 10, 2003.
10.48	— Form of Stock Option Award for Robert C. Woodworth dated as of December 10, 2003.
10.49	— Stock Option Award for Alan G. Silverglat dated as of December 10, 2003.
10.50	— Form of Stock Option Award for Alan G. Silverglat dated as of December 10, 2003.
10.51	— Pulitzer Inc. 2003 Incentive Award.
10.52	— Mark G. Contreras Restricted Stock Award Dated October 29, 2003.

(i) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

(ii) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

(iii) Incorporated by reference to Pulitzer Publishing Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996.

(iv) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

(v) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

(vi) Incorporated by reference to Pulitzer Publishing Company's Current Report on Form 8-K filed on January 22, 1999.

(vii) Incorporated by reference to Pulitzer Publishing Company's Registration Statement (File No. 333-69701) on Form S-3.

(viii) Incorporated by reference to Pulitzer Inc.'s Report on Form 10 (File No. 1-14541), as amended.

(ix) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

(x) Incorporated by reference to Pulitzer Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

(xi) Incorporated by reference to Pulitzer Inc.'s Current Report on Form 8-K dated May 1, 2000 and filed on May 2, 2000.

(xii) Incorporated by reference to Pulitzer Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 26, 2000.

(xiii) Incorporated by reference to Pulitzer Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 25, 2000.

(xiv) Incorporated by reference to Pulitzer Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

(xv) Incorporated by reference to Pulitzer Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2001.

(xvi) Incorporated by reference to Pulitzer Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

(xvii) Incorporated by reference to Pulitzer Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2001.

(xviii) Incorporated by reference to Pulitzer Inc.'s Annual Report on Form 10-K for the fiscal year ended December 29, 2002.

(b) REPORTS ON FORM 8-K

On October 27, 2003, the Company filed a Current Report on Form 8-K reporting under Item 12, Results of Operations and Financial Condition, attaching a press release announcing its consolidated financial results for the third quarter ended September 28, 2003.

On November 11, 2003, the Company filed a Current Report on Form 8-K reporting under Item 12, Results of Operations and Financial Condition, attaching a press release announcing changes from results presented in its October 27, 2003 consolidated financial results for the third quarter ended September 28, 2003 to present third-quarter earnings in compliance with FASB staff position No. 150-3.

SIGNATURES

Pursuant to the requirements of Section 13-15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 4th day of March, 2004.

PULITZER INC.

By: /s/ ROBERT C. WOODWORTH
Robert C. Woodworth,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities indicated on the dates indicated.

Signature	Title	Date
/s/ ROBERT C. WOODWORTH (Robert C. Woodworth)	Director; President and Chief Executive Officer (Principal Executive Officer)	March 4, 2004
/s/ ALAN G. SILVERGLAT (Alan G. Silverglat)	Senior Vice President — Finance (Principal Financial and Accounting Officer)	March 4, 2004
/s/ WILLIAM BUSH* (William Bush)	Director	March 4, 2004
/s/ SUSAN T. CONGALTON* (Susan T. Congalton)	Director	March 4, 2004
/s/ KEN J. ELKINS* (Ken J. Elkins)	Director	March 4, 2004
/s/ ALICE B. HAYES* (Alice B. Hayes)	Director	March 4, 2004
/s/ RICHARD W. MOORE* (Richard W. Moore)	Director	March 4, 2004
/s/ EMILY RAUH PULITZER* (Emily Rauh Pulitzer)	Director	March 4, 2004
/s/ MICHAEL E. PULITZER* (Michael E. Pulitzer)	Director; Chairman	March 4, 2004
/s/ RONALD H. RIDGWAY* (Ronald H. Ridgway)	Director	March 4, 2004
/s/ JAMES M. SNOWDEN, JR.* (James M. Snowden, Jr.)	Director	March 4, 2004

By: /s/ ALAN G. SILVERGLAT
Alan G. Silverglat*
attorney-in-fact

PULITZER INC.

Report on Form 10-K for the Fiscal Year Ended December 31, 2003

EXHIBIT INDEX

3.2	Amended and Restated By-Laws of Pulitzer Inc.
10.45	Robert C. Woodworth Restricted Stock Unit Award dated as of December 10, 2003.
10.46	Form of Restricted Stock Unit Award for Robert C. Woodworth dated as of December 10, 2003.
10.47	Robert C. Woodworth Stock Option Award dated as of December 10, 2003.
10.48	Form of Stock Option Award for Robert C. Woodworth dated as of December 10, 2003.
10.49	Stock Option Award for Alan G. Silverglat dated as of December 10, 2003.
10.50	Form of Stock Option Award for Alan G. Silverglat dated as of December 10, 2003.
10.51	Pulitzer Inc. 2003 Incentive Award.
10.52	Mark G. Contreras Restricted Stock Award Dated October 29, 2003.
21	Subsidiaries of Registrant.
23	Independent Auditors' Consent.
24	Power of Attorney.
31.1	Certification by Robert C. Woodworth, President and Chief Executive Officer of Pulitzer Inc., pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, in connection with Pulitzer Inc.'s Annual Report on Form 10-K for the year ended December 28, 2003.
31.2	Certification by Alan G. Silverglat, Senior Vice President-Finance and Chief Financial Officer of Pulitzer Inc., pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, in connection with Pulitzer Inc.'s Annual Report on Form 10-K for the year ended December 28, 2003.
32.1	Certification by Robert C. Woodworth, President and Chief Executive Officer of Pulitzer Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with Pulitzer Inc.'s Annual Report on Form 10-K for the year ended December 28, 2003.
32.2	Certification by Alan G. Silverglat, Senior Vice President-Finance of Pulitzer Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with Pulitzer Inc.'s Annual Report on Form 10-K for the year ended December 28, 2003.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

Amendment No. 1

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 28, 2003 or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number 1-9329

PULITZER INC.

(Exact name of registrant as specified in its charter)

Delaware	**43-1819711**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

**900 North Tucker Boulevard,
St. Louis, Missouri 63101**
(Address of principal executive offices)

(314) 340-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: Common Stock, par value $.01 per share — New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes _√_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _√_

Indicate by checkmark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes _√_ No ___

The aggregate market value of the voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $457,951,666.

The number of shares of Common Stock, $.01 par value, and Class B Common Stock, $.01 par value, outstanding as of February 27, 2004, was 9,816,310 and 11,736,592, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be used in connection with its Annual Meeting of Stockholders to be held on April 27, 2004, are incorporated by reference into Part III of this Report.

The registrant's fiscal year ends on the last Sunday of the calendar year. For 2003, the Company's fiscal year began on December 30, 2002 and ended on December 28, 2003. In 2003, 2002 and 2001, the fourth quarter was 13 weeks and the year was 52 weeks. For ease of presentation, the Company has presented December 31 as the year-end. Except as otherwise stated, the information in this Report on Form 10-K is as of December 28, 2003.

Amendment 2

EXPLANATORY NOTE

Pulitzer Inc. is filing this Form 10-K/A to correct the following errors and omissions with respect to certain of its exhibit filings to its Form 10-K for the fiscal year ended December 28, 2003: (i) Exhibits 31.1 and 31.2 inadvertently did not conform to the form of certification set forth in Regulation S-K section 229.601(31), (ii) Exhibits 32.1 and 32.2 inadvertently did not include the conformed signatures of Messrs. Woodworth and Silverglat, (iii) Exhibit 10.49 inadvertently did not include the conformed signatures of Messrs. Silverglat and Maloney and was not filed with Exhibit A attached thereto and (iv) Exhibit 10.50 inadvertently included an Exhibit A which should not have been attached thereto.

With the exception of the foregoing corrections, no other information in the Form 10-K for the fiscal year ended December 28, 2003 has been supplemented, updated or amended.

Amendment 3

SIGNATURES

Pursuant to the requirements of Section 13-15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 16th day of March, 2004.

PULITZER INC.

By: /s/ ROBERT C. WOODWORTH

Robert C. Woodworth,
President and Chief Executive Officer

EXHIBIT INDEX

10.49	Stock Option Award for Alan G. Silverglat dated as of December 10, 2003.
10.50	Form of Stock Option Award for Alan G. Silverglat dated as of December 10, 2003.
31.1	Certification by Robert C. Woodworth, President and Chief Executive Officer of Pulitzer Inc., pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, in connection with Pulitzer Inc.'s Annual Report for the year ended December 28, 2003.
31.2	Certification by Alan C. Silverglat, Senior Vice President — Finance and Chief Financial Officer of Pulitzer Inc., pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, in connection with Pulitzer Inc.'s Annual Report for the year ended December 28, 2003.
31.3	Certification by Robert C. Woodworth, President and Chief Executive Officer of Pulitzer Inc., pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, in connection with Amendment No. 1 to Pulitzer Inc.'s Annual Report for the year ended December 28, 2003.
31.4	Certification by Alan G. Silverglat, Senior Vice President-Finance and Chief Financial Officer of Pulitzer Inc., pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, in connection with Amendment No. 1 to Pulitzer Inc.'s Annual Report for the year ended December 28, 2003.
32.1	Certification by Robert C. Woodworth, President and Chief Executive Officer of Pulitzer Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with Pulitzer Inc.'s Annual Report on Form 10-K for the year ended December 28, 2003.
32.2	Certification by Alan G. Silverglat, Senior Vice President — Finance and Chief Financial Officer of Pulitzer Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with Pulitzer Inc.'s Annual Report on Form 10-K for the year ended December 28, 2003.
32.3	Certification by Robert C. Woodworth, President and Chief Executive Officer of Pulitzer Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with Amendment No. 1 to Pulitzer Inc.'s Annual Report for the year ended December 28, 2003.
32.4	Certification by Alan G. Silverglat, Senior Vice President-Finance and Chief Financial Officer of Pulitzer Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with Amendment No. 1 to Pulitzer Inc.'s Annual Report for the year ended December 28, 2003.

Corporate Information

Transfer Agent and Registrar
EquiServe
P.O. Box 219045
Kansas City, MO
64121-9045
Attn: Shareholder Relations
Telephone: 816-843-4299
For the hearing-impaired:
781-575-2692
Internet:
www.equiserve.com

General Counsel
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, NY 10103

Independent Auditors
Deloitte & Touche LLP
One City Centre
St. Louis, MO 63101

Form 10-K
A copy of the Company's annual report on Form 10-K, as amended, will be sent without charge to any stockholder requesting it in writing from:
Pulitzer Inc.
Attn: Mr. James V. Maloney
Secretary
900 North Tucker Boulevard
St. Louis, MO 63101
Telephone: 314-340-8402
Fax: 314-340-3125
E-mail:
jmaloney@pulitzer.net

The annual report, along with other SEC filings, news releases and financial reports, may also be viewed on the Pulitzer Inc. Web site at
www.pulitzerinc.com.

Annual Meeting
The Annual Meeting of Stockholders of Pulitzer Inc. will be held at the Chase Park Plaza Hotel, 212 North Kingshighway, St. Louis, MO 63108, on Tuesday, April 27, 2004, at 10 a.m. Central Daylight Time.

Corporate Address
Pulitzer Inc.
900 North Tucker
Boulevard
St. Louis, MO 63101

Common Stock Data

Pulitzer Inc. common stock is listed and traded on the New York Stock Exchange under the symbol PTZ. At March 12, 2004, there were approximately 356 record holders of the Company's common stock and 26 record holders of its Class B common stock. The following table lists the high and low sale prices for the Company's common stock and dividends paid for each quarterly period in the past two years.

			2003
Quarter	*High*	*Low*	*Dividend*
First	$49.25	$40.75	$0.18
Second	52.00	42.30	0.18
Third	54.19	46.73	0.18
Fourth	54.65	48.90	0.18

			2002
Quarter	*High*	*Low*	*Dividend*
First	$55.18	$49.29	$0.175
Second	55.80	45.08	0.175
Third	51.50	41.50	0.175
Fourth	49.50	40.12	0.175

Statements in this report concerning the Company's business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, together with other statements that are not historical facts, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and other factors include, but are not limited to, industry cyclicality, the seasonal nature of the business, changes in pricing or other actions by competitors or suppliers (including newsprint), outcome of labor negotiations, capital or similar requirements, and general economic conditions, any of which may impact advertising and circulation revenues and various types of expenses, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in "forward-looking statements" are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Accordingly, investors are cautioned not to place undue reliance on any such "forward-looking statements," and the Company disclaims any obligation to update the information contained herein or to publicly announce the result of any revisions to such "forward-looking statements" to reflect future events or developments.

PULITZER INC.

900 NORTH TUCKER BOULEVARD ST. LOUIS, MO 63101

www.pulitzerinc.com